As filed with the Securities and Exchange	Registration No. 333-_____
Commission on September 22, 2008	Registration No. 811-05626

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

SEPARATE ACCOUNT B
(Exact Name of Registrant)

ING USA ANNUITY AND LIFE INSURANCE COMPANY
(Name of Depositor)
1475 Dunwoody Drive
West Chester, Pennsylvania 19380-1478
(610) 425-3400
(Address and Telephone Number of Depositor’s Principal Offices)

John S. (Scott) Kreighbaum, Esq.
ING Americas (U.S. Legal Services)
1475 Dunwoody Drive
West Chester, Pennsylvania 19380-1478
(610) 425-3404
(Name and Address of Agent for Service of Process)

Approximate Date of Proposed Public Offering:
As soon as practical after the effective date of the Registration Statement

Title of Securities Being Registered:
Flexible Premium Deferred Variable Annuity Contract with Premium Credit Provision

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the
Securities Act of 1933 or until the Registration Statement shall become effective on such date as the
Commission, acting pursuant to said Section 8(a), may determine.

SUPPLEMENT Dated December 31, 2008
To The Prospectus Dated December 31, 2008 For

ING Premium Plus

Issued By ING USA Annuity and Life Insurance Company
Through Its Separate Account B

This supplement updates the prospectus. Please read it carefully and keep it with your copy of the prospectus for future reference. If you have any questions, please call our Customer Service
Center at 1-800-366-0066.

This supplement sets forth the information about the versions of the ING LifePay Plus
Rider and ING Joint LifePay Plus rider approved for sale to Contracts issued in the State of Nevada.

ING LifePay Plus Minimum Guaranteed Withdrawal Benefit (“ING LifePay Plus”) Rider. The ING
LifePay Plus rider generally provides, subject to the restrictions and limitations below, that we will guarantee a minimum level of annual withdrawals from the Contract for the lifetime of the annuitant, even if these withdrawals deplete your Contract value to zero. You may wish to purchase this rider if you are concerned that you may outlive your income.

Purchase. In order to elect the ING LifePay Plus rider, the annuitant must be the owner or one of the owners, unless the owner is a non-natural owner. Joint annuitants are not allowed. The maximum issue age is 80. The issue age is the age of the owner (or the annuitant if there are joint owners or the owner is non-
natural) on the Contract anniversary on which the rider is effective. Some broker-dealers may limit the availability of the rider to younger ages. The ING LifePay Plus rider is available for Contracts that do not already have a living benefit rider. The ING LifePay Plus rider will not be issued if the initial allocation to investment options is not in accordance with the investment option restrictions described in “Investment
Option Restrictions,” below. The Company in its discretion may allow the rider to be elected after a contract has been issued without it, subject to certain conditions. Contact the Customer Service Center for more information. Such election must be received in good order, including compliance with the investment restrictions described below. The rider will be effective as of the following quarterly Contract anniversary.

Rider Date. The rider date is the date the ING LifePay Plus rider becomes effective. If you purchase the ING LifePay Plus rider when the Contract is issued, the rider date is also the Contract date.

Charge. The charge for the ING LifePay Plus rider, a living benefit, is deducted quarterly from your contract value:

Maximum Annual Charge	Current Annual Charge

2.00%	0.60%

This quarterly charge is a percentage of the ING LifePay Plus Base. We deduct the charge in arrears based on the contract date (contract year versus calendar year). In arrears means the first charge is deducted at the end of the first quarter from the contract date. If the rider is added after contract issue, the rider and charges will begin on the next following quarterly contract anniversary. The charge will be pro-rated when the rider is terminated. Charges are deducted through the date your rider enters either the
Automatic Periodic Benefit Status or Lifetime Automatic Periodic Benefit Status. Automatic Periodic
Benefit Status or Lifetime Automatic Periodic Benefit Status occurs if your contract value is reduced to zero and other conditions are met. The current charge can change upon a reset after your first five contract years. You will never pay more than the maximum annual charge.

If the contract value in the subaccounts is insufficient for the charge, then we deduct it from any Fixed
Interest Allocations, in which case a Market Value Adjustment may apply. But currently, a Market
Value Adjustment would not apply when this charge is deducted from a Fixed Interest Allocation. With
Fixed Interest Allocations, we deduct the charge from the Fixed Interest Allocation having the nearest maturity. For more information about the Fixed Interest Allocation, including the Market Value
Adjustment, please see Appendix C. We reserve the right to change the charge for this rider, subject to the maximum annual charge. If changed, the new charge will only apply to riders issued after the change.

No Cancellation. Once you purchase the ING LifePay Plus rider, you may not cancel it unless you cancel the Contract during the Contract’s free look period, surrender, annuitize or otherwise terminate the Contract. These events automatically cancel the ING LifePay Plus rider.

Termination. The ING LifePay Plus rider is a “living benefit,” which means the guaranteed benefits offered are intended to be available to you while you are living and while your Contract is in the accumulation phase. The optional rider automatically terminates if you:

1)	annuitize, surrender or otherwise terminate your Contract during the accumulation phase; or

2)	die during the accumulation phase (first owner to die if there are multiple Contract owners, or death of annuitant if Contract owner is not a natural person), unless your spouse beneficiary elects to continue the Contract.

The ING LifePay Plus rider will also terminate if there is a change in Contract ownership (other than a spousal beneficiary continuation on your death). Other circumstances that may cause the ING LifePay
Plus rider to terminate automatically are discussed below.

Guaranteed Withdrawal Status. This status begins on the date of the first withdrawal, ONLY IF the quarterly contract anniversary following the annuitant reaching age 59½ has not yet passed. While the ING
LifePay Plus rider is in Guaranteed Withdrawal Status, withdrawals in a contract year up to the Maximum
Annual Withdrawal will reduce the ING LifePay Plus Base dollar-to-dollar. This status will then continue until the earliest of:

1)	quarterly contract anniversary following the annuitant reaching age 59 ½, provided the contract owner does not decline the change to Lifetime Guaranteed Withdrawal Status;

2)	reduction of the ING LifePay Plus Base to zero, at which time the rider will terminate;

3)	the annuity commencement date;

4)	reduction of the Contract value to zero by a withdrawal in excess of the Maximum Annual Withdrawal;

5)	reduction of the Contract value to zero by a withdrawal less than or equal to the Maximum Annual Withdrawal (see “Automatic Periodic Benefit Status,” below);

6)	the surrender or annuitization of the Contract; or

7)	the death of the owner (first owner, in the case of joint owners; annuitant, in the case of a non- natural person owner), unless your spouse beneficiary elects to continue the Contract.

Please note that the withdrawals while the ING LifePay Plus rider is in Guaranteed Withdrawal Status are not guaranteed for the lifetime of the annuitant.

Lifetime Guaranteed Withdrawal Status. This status begins on the date of your first withdrawal,

provided the quarterly contract anniversary following the annuitant’s age 59½ has passed. If your first withdrawal is taken before this date, then the Lifetime Guaranteed Withdrawal Status will automatically begin on the quarterly contract anniversary following the annuitant reaching age 59½. This status continues until the earliest of:

1)	the annuity commencement date;

2)	reduction of the Contract value to zero by a withdrawal in excess of the Maximum Annual Withdrawal;

3)	reduction of the Contract value to zero by a withdrawal less than or equal to the Maximum Annual Withdrawal (see “Lifetime Automatic Periodic Benefit Status,” below);

4)	the surrender or annuitization of the Contract; or

5)	the death of the owner (first owner, in the case of joint owners; annuitant, in the case of a non- natural person owner), unless your spouse beneficiary elects to continue the Contract.

You will receive prior notice, of not less than 30 days, if you are in the Guaranteed Withdrawal Status and become eligible for the Lifetime Guaranteed Withdrawal Status. This notice will explain the change, its impact to you and your options. You may decline this change. Automatic reset into the Lifetime Guaranteed
Withdrawal Status could result in a lower Maximum Annual Withdrawal. However, this action will also apply to all future resets (see below) and cannot be reversed. As described below, certain features of the ING
LifePay Plus rider may differ depending upon whether you are in Lifetime Guaranteed Withdrawal Status.

How the ING LifePay Plus Rider Works. The ING LifePay Plus Withdrawal Benefit rider has two phases. The first phase, called the Growth Phase, begins on the effective date of the rider and ends as of the business day before the first withdrawal is taken (or when the annuity commencement date is reached). The second phase is called the Withdrawal Phase. This phase begins as of the date of the first withdrawal or the annuity commencement date, whichever occurs first.

Benefits paid under the ING LifePay Plus rider require the calculation of the Maximum Annual Withdrawal.
The ING LifePay Plus Base (referred to as the “MGWB Base” in the Contract) is used to determine the
Maximum Annual Withdrawal and is calculated as follows:

1)	If you purchased the ING LifePay Plus rider on the Contract date, the initial ING LifePay Plus Base is equal to the initial premium (excluding any credit on the premium, or premium credit, available with your Contract).

2)	If you purchased the ING LifePay Plus rider after the Contract date, the initial ING LifePay Plus Base is equal to the Contract value on the effective date of the rider (excluding any premium credits applied during the preceding 36 months).

During the Growth Phase, the initial ING LifePay Plus Base is increased dollar-for-dollar by any premiums received, excluding any credits on premiums, or premium credits, applied to your Contract during the preceding 36 months (“eligible premiums”). In addition, on each quarterly contract anniversary, the ING
LifePay Plus Base is recalculated as the greater of:

  The current ING LifePay Plus Base; or
  The current Contract value (excluding any premium credits applied during the 36 months preceding the calculation). This is referred to as a quarterly “ratchet.”

Also, on each of the first ten contract anniversaries, the ING LifePay Plus Base is recalculated as the greatest of:

· The current ING LifePay Plus Base; or

  The current Contract value (excluding any premium credits applied during the 36 months preceding the calculation); and
  The ING LifePay Plus Base on the previous contract anniversary, increased by 7%, plus any eligible premiums and minus any third-party investment advisory fees paid from your contract during the year. This is referred to as an annual “step-up.” (Any premium credits applied during the preceding 36 months are excluded from the eligible premiums with a step-up.)

Please note that if this rider is added after the contract date, then the first opportunity for a step-up will be on the first contract anniversary following a complete contract year after the rider date.

The ING LifePay Plus Base has no additional impact on the calculation of annuity payments or withdrawal benefits.

Currently, any additional premiums paid during the Withdrawal Phase are not eligible premiums for purposes of determining the ING LifePay Plus Base or the Maximum Annual Withdrawal; however, we reserve the right to treat such premiums as eligible premiums at our discretion, in a nondiscriminatory manner.
Premiums received during the Withdrawal Phase do increase the Contract value used to determine the reset
Maximum Annual Withdrawal under the benefit reset feature of the ING LifePay Plus rider (see “ING
LifePay Plus Reset,” below). We reserve the right to discontinue allowing premium payments during the
Withdrawal Phase.

Determination of the Maximum Annual Withdrawal. The Maximum Annual Withdrawal is
determined on the date the Withdrawal Phase begins. It equals a percentage of the greater of 1) the
Contract value and 2) the ING LifePay Plus Base as of the last day of the Growth Phase. The first withdrawal after the effective date of the rider (which causes the end of the Growth Phase) is treated as occurring on the first day of the Withdrawal Phase, after calculation of the Maximum Annual
Withdrawal. The Maximum Annual Withdrawal percentage, which varies by age of the annuitant on the date the Withdrawal Phase begins, is as follows:

Maximum Annual
Annuitant Age	Withdrawal Percentage

0-75*	5%*

76-80	6%

81+	7%

*If the Withdrawal Phase begins before the quarterly contract anniversary on or after the annuitant reaches age 59½, withdrawals in a contract year up to the Maximum Annual Withdrawal will reduce the
ING LifePay Plus Base dollar-for-dollar, under what we refer to as the “Standard Withdrawal Benefit.”
Then, on the quarterly contract anniversary on or after the annuitant reaches age 59½, the ING LifePay
Plus Base will automatically be reset to the current Contract value (excluding any premium credits applied during the preceding 36 months), if greater, and the Maximum Annual Withdrawal will be recalculated.

Once determined, the Maximum Annual Withdrawal percentage never changes for the Contract, except as provided for under spousal continuation. See “Continuation After Death – Spouse,” below. This is important to keep in mind in deciding when to take your first withdrawal because the younger you are at that time, the lower the Maximum Annual Withdrawal percentage.

If the Contract’s annuity commencement date is reached while you are in the ING LifePay Plus rider’s
Lifetime Guaranteed Withdrawal Status, then you may elect a life only annuity option, in lieu of the
Contract’s other annuity options, under which we will pay the greater of the annuity payout under the
Contract and equal annual payments of the Maximum Annual Withdrawal.

If withdrawals in any Contract year exceed the Maximum Annual Withdrawal, then the ING LifePay

Plus Base and the Maximum Annual Withdrawal will be reduced on a pro-rata basis. This means that both the ING LifePay Plus Base and the Maximum Annual Withdrawal will be reduced by the same proportion as the withdrawal in excess of the Maximum Annual Withdrawal (the “excess withdrawal”) is of the Contract value determined:

1)	before the withdrawal, for the excess withdrawal; and

2)	after the withdrawal, for the amount withdrawn up to the Maximum Annual Withdrawal (without regard to the excess withdrawal).

When a withdrawal is made, the total withdrawals taken in a Contract year are compared with the current
Maximum Annual Withdrawal. To the extent that the withdrawal taken causes the total withdrawals in that year to exceed the current Maximum Annual Withdrawal, that withdrawal is considered excess. For purposes of determining whether the Maximum Annual Withdrawal has been exceeded, any applicable premium credit deduction, Market Value Adjustment or surrender charges will not be applied to the withdrawal. However, for purposes of determining the Maximum Annual Withdrawal reduction after an excess withdrawal, any premium credit deduction, any surrender charges and/or Market Value
Adjustment are considered to be part of the withdrawal. See Illustrations 1 and 2 below for examples of this concept.

Required Minimum Distributions. Withdrawals taken from the Contract to satisfy the Required
Minimum Distribution rules of the Tax Code, that exceed the Maximum Annual Withdrawal for a specific Contract year, will not be deemed excess withdrawals in that Contract year for purposes of the
ING LifePay Plus rider, subject to the following rules:

1)	If your Required Minimum Distribution for a calendar year (determined on a date on or before January 31 of that year), applicable to this Contract, is greater than the Maximum Annual Withdrawal on that date, an Additional Withdrawal Amount will be set equal to that portion of the Required Minimum Distribution that exceeds the Maximum Annual Withdrawal.

2)	You may withdraw the Additional Withdrawal Amount from this Contract without it being deemed an excess withdrawal.

3)	Any withdrawals taken in a Contract year will count first against the Maximum Annual Withdrawal for that Contract year.

4)	Once the Maximum Annual Withdrawal for the then current Contract year has been taken, additional amounts withdrawn in excess of the Maximum Annual Withdrawal will count first against and reduce any unused Additional Withdrawal Amount for the previous calendar year followed by any Additional Withdrawal Amount for the current calendar year.

5)	Withdrawals that exceed all available Additional Withdrawal Amounts are excess withdrawals and will reduce the Maximum Annual Withdrawal on a pro-rata basis, as described above.

6)	The Additional Withdrawal Amount is reset to zero at the end of the second calendar year from which it was originally calculated.

7)	If the Contract is still in the Growth Phase on the date the Additional Withdrawal Amount is determined, but enters the Withdrawal Phase later during that calendar year, the Additional Withdrawal Amount will be equal to the amount in excess of the Maximum Annual Withdrawal necessary to satisfy the Required Minimum Distribution for that year (if any).

See Illustration 3 below.

Investment Advisory Fees. Withdrawals taken pursuant to a program established by the owner for the payment of investment advisory fees to a named third party investment adviser for advice on management of the Contract’s values will not cause the Withdrawal Phase to begin. During the Growth
Phase, such withdrawals reduce the ING LifePay Plus Base on a dollar-for-dollar basis, and during the
Withdrawal Phase, these withdrawals are treated as any other withdrawal.

Automatic Periodic Benefit Status. If the Contract value is reduced to zero for a reason other than a withdrawal in excess of the Maximum Annual Withdrawal while the rider is in Guaranteed Withdrawal
Status, the rider will enter Automatic Periodic Benefit Status and you are entitled to receive periodic payments in an annual amount equal to the Maximum Annual Withdrawal, until the remaining ING
LifePay Plus Base is exhausted.

When the rider enters Automatic Periodic Benefit Status:

1)	the Contract will provide no further benefits other than as provided under the ING LifePay Plus rider;

2)	no further premium payments will be accepted; and

3)	any other riders attached to the Contract will terminate, unless otherwise specified in that rider.

During Automatic Periodic Benefit Status, we will pay you periodic payments in an annual amount that is equal to the Maximum Annual Withdrawal. These payments will continue until the ING LifePay Plus
Base is reduced to zero, at which time the rider will terminate without value.

The periodic payments will begin on the last day of the first full Contract year following the date the rider enters Automatic Periodic Benefit Status and will continue to be paid annually thereafter. If, at the time the rider enters Automatic Periodic Benefit Status, you are receiving systematic withdrawals under the Contract more frequently than annually, the periodic payments will be made at the same frequency in equal amounts such that the sum of the payments in each Contract year will equal the annual Maximum
Annual Withdrawal. Such payments will be made on the same payment dates as previously set up, if the payments were being made monthly or quarterly. If the payments were being made semi-annually or annually, the payments will be made at the end of the half-Contract year or Contract year, as applicable.

Lifetime Automatic Periodic Benefit Status. If the Contract value is reduced to zero by a withdrawal in excess of the Maximum Annual Withdrawal, the Contract and the rider will terminate due to the pro-rata reduction described in “Determination of the Maximum Annual Withdrawal,” above.

If the Contract value is reduced to zero for a reason other than a withdrawal in excess of the Maximum
Annual Withdrawal while the rider is in Lifetime Guaranteed Withdrawal Status, the rider will enter
Lifetime Automatic Periodic Benefit Status and you are entitled to receive periodic payments in an annual amount equal to the Maximum Annual Withdrawal.

When the rider enters Lifetime Automatic Periodic Benefit Status:

1)	the Contract will provide no further benefits other than as provided under the ING LifePay Plus rider;

2)	no further premium payments will be accepted; and

3)	any other riders attached to the Contract will terminate, unless otherwise specified in that rider.

During Lifetime Automatic Periodic Benefit Status, we will pay you periodic payments in an annual amount that is equal to the Maximum Annual Withdrawal. These payments will cease upon the death of the annuitant at which time both the rider and the Contract will terminate. The rider will remain in
Lifetime Automatic Periodic Benefit Status until it terminates without value upon the annuitant’s death.

The periodic payments will begin on the last day of the first full Contract year following the date the rider enters Lifetime Automatic Periodic Benefit Status and will continue to be paid annually thereafter.
If, at the time the rider enters Lifetime Automatic Periodic Benefit Status, you are receiving systematic withdrawals under the Contract more frequently than annually, the periodic payments will be made at the same frequency in equal amounts such that the sum of the payments in each Contract year will equal the annual Maximum Annual Withdrawal. Such payments will be made on the same payment dates as previously set up, if the payments were being made monthly or quarterly. If the payments were being made semi-annually or annually, the payments will be made at the end of the half-Contract year or
Contract year, as applicable.

ING LifePay Plus Reset. Once the Lifetime Guaranteed Withdrawal Status begins and the
Maximum Annual Withdrawal has been determined, on each quarterly contract anniversary we will increase (or “reset”) the ING LifePay Plus Base to the current Contract value (excluding any premium credits applied during the 36 months preceding the calculation), if the Contract value is higher. The
Maximum Annual Withdrawal will also be recalculated, and the remaining portion of the new Maximum
Annual Withdrawal will be available for withdrawal immediately. This reset ONLY occurs when the rider is in Lifetime Guaranteed Withdrawal Status, and is automatic.

We reserve the right to change the charge for this rider with a reset. In this event, you will receive prior notice, of not less than 30 days, which explains the change, its impact to you and your options. You may decline this change (and the reset). However, this action will apply to all future resets and cannot be reversed.

Investment Option Restrictions. While the ING LifePay Plus rider is in effect, there are limits on the portfolios to which your Contract value may be allocated. Contract value allocated to portfolios other than
Accepted Funds will be rebalanced so as to maintain at least 20% of such Contract value in the Fixed
Allocation Funds. See “Fixed Allocation Funds Automatic Rebalancing,” below.

Accepted Funds. Currently, the Accepted Funds are: [TO BE UPDATED BY PRE-EFFECTIVE
AMENDMENT.]

  ING American Funds Asset Allocation Portfolio;
  ING Franklin Templeton Founding Strategy Portfolio;
  ING LifeStyle Growth Portfolio;
  ING LifeStyle Moderate Growth Portfolio;
  ING LifeStyle Moderate Portfolio;
  ING Liquid Assets;
  ING MFS Total Return Portfolio;
  ING T. Rowe Price Capital Appreciation Portfolio;
  ING Van Kampen Equity and Income Portfolio;
  ING WisdomTreeSM Global High-Yielding Equity Index Portfolio;
  BlackRock Global Allocation V.I. Portfolio; and
  Fixed Interest Allocation.

We may change these designations at any time upon 30 days notice to you. If a change is made, the change will apply to contract value allocated to such portfolios after the date of the change.

Fixed Allocation Funds. Currently, the Fixed Allocation Funds are:

  ING American Funds Bond Portfolio;
  ING Lehman Brothers U.S. Aggregate Bond Index Portfolio;
  ING PIMCO Core Bond Portfolio; and
  ING VP Intermediate Bond Portfolio.

You may allocate contract value to one or more of the Fixed Allocation Funds. We consider the
ING VP Intermediate Bond Portfolio to be the default Fixed Allocation Fund with Fixed Allocation
Funds Automatic Rebalancing.

If the rider is not continued under the spousal continuation right when available, the Fixed
Allocation Fund may be reclassified as a Special Fund as of the Contract continuation date if it would otherwise be designated as a Special Fund for purposes of the Contract’s death benefits. For purposes of calculating any applicable death benefit guaranteed under the Contract, any allocation of
Contract value to the Fixed Allocation Funds will be considered a Covered Fund allocation while the rider is in effect.

Other Funds. All portfolios available under the Contract other than Accepted Funds or the Fixed
Allocation Funds are considered Other Funds.

Fixed Allocation Funds Automatic Rebalancing. If the Contract value in the Fixed Allocation
Funds is less than 20% of the total Contract value allocated to the Fixed Allocation Funds and Other
Funds on any ING LifePay Plus Rebalancing Date, we will automatically rebalance the Contract value allocated to the Fixed Allocation Funds and Other Funds so that 20% of this amount is allocated to the
Fixed Allocation Funds. Accepted Funds are excluded from Fixed Allocation Funds Automatic
Rebalancing. Any rebalancing is done on a pro-rata basis among the Other Funds and will be the last transaction processed on that date. The ING LifePay Plus Rebalancing Dates occur on each Contract anniversary and after the following transactions:

1)	receipt of additional premiums;

2)	transfer or reallocation among the Fixed Allocation Funds or Other Funds, whether automatic or specifically directed by you; and

3)	withdrawals from the Fixed Allocation Funds or Other Funds.

Fixed Allocation Funds Automatic Rebalancing is separate from any other automatic rebalancing under the Contract. However, if the other automatic rebalancing under the Contract causes the allocations to be out of compliance with the investment option restrictions noted above, Fixed Allocation Funds
Automatic Rebalancing will occur immediately after the automatic rebalancing to restore the required allocations. See “Appendix I – Examples of Fixed Allocation Funds Automatic Rebalancing.”

In certain circumstances, Fixed Allocation Funds Automatic Rebalancing may result in a reallocation into the Fixed Allocation Funds even if you have not previously been invested in them. See “Appendix I
– Examples of Fixed Allocation Funds Automatic Rebalancing, Example I.” By electing to purchase the ING LifePay Plus rider, you are providing the Company with direction and authorization to process these transactions, including reallocations into the Fixed Allocation Funds. You should not purchase the ING LifePay Plus rider if you do not wish to have your Contract value reallocated in this manner.

Death of Owner or Annuitant. The ING LifePay Plus rider and charges will terminate on the date of death of the owner (or in the case of joint owners, the first owner), or the annuitant if there is a non-
natural owner.

Continuation After Death – Spouse. If the surviving spouse of the deceased owner continues the
Contract (see “Death Benefit Choices – Continuation After Death – Spouse”), the rider will also continue on the next quarterly contract anniversary, provided the spouse becomes the annuitant and sole owner.

If the rider is in the Growth Phase at the time of spousal continuation:

1) The rider will continue in the Growth Phase;

2)	On the date the rider is continued, the ING LifePay Plus Base will be reset to equal the greater of the ING LifePay Plus Base and the then current Contract value;

3)	The ING LifePay Plus charges will restart and be the same as were in effect prior to the claim date;

4)	Ratchets, which stop on the claim date, are restarted, effective on the date the rider is continued;

5)	Any remaining step-ups will be available, and if the rider is continued before an annual contract anniversary when a step-up would have been available, then that step-up will be available;

6)	The Maximum Annual Withdrawal percentage will be determined as of the date of the first withdrawal, whenever it occurs, and will be based on the spouse’s age on that date; and

7)	The rider’s Standard Withdrawal Benefit will be available until the quarterly contract anniversary on or after the spouse is age 59½.

If the rider is in the Withdrawal Phase at the time of spousal continuation:

1)	The rider will continue in the Withdrawal Phase.

2)	The rider’s charges will restart on the date the rider is continued and be the same as were in effect prior to the claim date.

3)	On the quarterly Contract anniversary that the date the rider is continued:

(a) If the surviving spouse was not the annuitant before the owner’s death, then the ING LifePay Plus Base will be reset to the current Contract value and the Maximum Annual Withdrawal is recalculated by multiplying the new ING LifePay Plus Base by the Maximum Annual Withdrawal percentage based on the surviving spouse’s age on that date. Withdrawals are permitted pursuant to the other provisions of the rider.

Withdrawals causing the Contract value to fall to zero will terminate the Contract and the rider.

(b) If the surviving spouse was the annuitant before the owner’s death, then the ING LifePay Plus Base will be reset to the current Contract value, only if greater, and the Maximum Annual Withdrawal is recalculated by multiplying the new ING LifePay Plus Base by the Maximum Annual Withdrawal percentage. Withdrawals are permitted pursuant to the other provisions of the rider.

4)	The rider charges will restart on the quarter Contract anniversary that the rider is continued and will be the same as were in effect prior to the claim date.

Effect of ING LifePay Plus Rider on Death Benefit. If you die before Lifetime Automatic
Periodic Benefit Status begins under the ING LifePay Plus rider, the death benefit is payable, but the rider terminates. However, if the beneficiary is the owner’s spouse, and the spouse elects to continue the
Contract, the death benefit is not payable until the spouse’s death. Thus, you should not purchase this rider with multiple owners, unless the owners are spouses. See “Death of Owner or Annuitant” and
“Continuation After Death – Spouse,” above for further information.

While in Lifetime Automatic Periodic Benefit Status, if the owner who is not the annuitant dies, we will continue to pay the periodic payments that the owner was receiving under the ING LifePay Plus rider to the beneficiary. While in Lifetime Automatic Periodic Benefit Status, if an owner who is also the annuitant dies, the periodic payments will stop. No other death benefit is payable.

While the rider is in Automatic Periodic Benefit Status, if the owner dies, the remaining ING LifePay
Plus Base will be paid to the beneficiary in a lump sum.

Change of Owner or Annuitant. Other than as provided above under “Continuation After Death-
Spouse,” you may not change the annuitant. The rider and rider charges will terminate upon change of owner, including adding an additional owner, except for the following ownership changes:

1)	spousal continuation as described above;

2)	change of owner from one custodian to another custodian;

3)	change of owner from a custodian for the benefit of an individual to the same individual;

4)	change of owner from an individual to a custodian for the benefit of the same individual;

5)	collateral assignments;

6)	change in trust as owner where the individual owner and the grantor of the trust are the same individual;

7)	change of owner from an individual to a trust where the individual owner and the grantor of the trust are the same individual; and

8)	change of owner from a trust to an individual where the individual owner and the grantor of the trust are the same individual.

Surrender Charges. If you elect the ING LifePay Plus rider, your withdrawals will be subject to surrender charges if they exceed the free withdrawal amount. However, once your Contract value is zero, the periodic payments under the ING LifePay Plus rider are not subject to surrender charges.

Loans. No loans are permitted on Contracts with the ING LifePay Plus rider.

Taxation. For more information about the tax treatment of amounts paid to you under the ING LifePay
Plus Rider, see “Federal Tax Considerations – Tax Consequences of Living Benefits and Death Benefit.”

ING Joint LifePay Plus Minimum Guaranteed Withdrawal Benefit (“ING Joint LifePay Plus”) Rider.
The ING Joint LifePay Plus rider generally provides, subject to the restrictions and limitations below, that we will guarantee a minimum level of annual withdrawals from the Contract for the lifetime of both you and your spouse, even if these withdrawals deplete your contract value to zero. You may wish to purchase this rider if you are married and are concerned that you and your spouse may outlive your income.

Purchase. The ING Joint LifePay Plus rider is only available for purchase by individuals who are married at the time of purchase and eligible to elect spousal continuation (as defined by the Tax Code) when the death benefit becomes payable. We refer to these individuals as spouses. Certain ownership, annuitant, and beneficiary designations are required in order to purchase the ING Joint LifePay Plus rider. See
“Ownership, Annuitant, and Beneficiary Requirements,” below.

The maximum issue age is 80. Both spouses must meet these issue age requirements on the contract anniversary on which the ING Joint LifePay Plus rider is effective. The issue age is the age of the owners on the Contract anniversary on which the rider is effective. Some broker dealers may limit the maximum issue age to ages younger than age 80, but in no event lower than age 55. We reserve the right to change the minimum or maximum issue ages on a nondiscriminatory basis. The ING Joint LifePay Plus rider is available for Contracts that do not already have a living benefit rider. The ING Joint LifePay Plus rider will not be issued if the initial allocation to investment options is not in accordance with the investment option restrictions described in “Investment Option Restrictions,” below. The Company in its discretion may allow the ING Joint LifePay Plus rider to be elected after a contract has been issued without it, subject to certain conditions. Please contact our Customer Service Center for more information. Such election must be received in good order, including owner, annuitant, and beneficiary designations and compliance with the investment restrictions described below. The ING Joint LifePay Plus rider will be effective as of the following quarterly contract anniversary.

Ownership, Annuitant, and Beneficiary Designation Requirements. Certain ownership, annuitant, and beneficiary designations are required in order to purchase the ING Joint LifePay Plus rider. These designations depend upon whether the contract is issued as a nonqualified contract, an IRA or a custodial
IRA. In all cases, the ownership, annuitant, and beneficiary designations must allow for the surviving spouse to continue the contract when the death benefit becomes payable, as provided by the Tax Code. Non-natural, custodial owners are only allowed with IRAs (“custodial IRAs”). Joint annuitants are not allowed. The necessary ownership, annuitant, and/or beneficiary designations are described below. Applications that do not meet the requirements below will be rejected. We reserve the right to verify the date of birth and social security number of both spouses.

Nonqualified Contracts. For a jointly owned contract, the owners must be spouses, and the annuitant must be one of the owners. For a contract with only one owner, the owner’s spouse must be the sole primary beneficiary, and the annuitant must be one of the spouses.

IRAs. There may only be one owner, who must also be the annuitant. The owner’s spouse must be the sole primary beneficiary.

Custodial IRAs. While we do not maintain individual owner and beneficiary designations for IRAs held by an outside custodian, the ownership and beneficiary designations with the custodian must comply with the requirements listed in “IRAs,” above. The annuitant must be the same as the beneficial owner of the custodial IRA. We require the custodian to provide us the name and date of birth of both the owner and the owner’s spouse.

Rider Date. The ING Joint LifePay Plus rider date is the date the ING Joint LifePay Plus rider becomes effective. If you purchase the ING Joint LifePay Plus rider when the contract is issued, the ING Joint
LifePay Plus rider date is also the contract date.

Charge. The charge for the ING Joint LifePay Plus rider, a living benefit, is deducted quarterly from your contract value:

Maximum Annual Charge	Current Annual Charge

2.50%	0.85%

This quarterly charge is a percentage of the ING Joint LifePay Plus Base. We deduct the charge in arrears based on the contract date (contract year versus calendar year). In arrears means the first charge is deducted at the end of the first quarter from the contract date. If the rider is added after contract issue, the rider and charges will begin on the next following quarterly contract anniversary. The charge will be pro-rated when the rider is terminated. Charges are deducted through the date your rider enters either the
Automatic Periodic Benefit Status or Lifetime Automatic Periodic Benefit Status. Automatic Periodic
Benefit Status or Lifetime Automatic Periodic Benefit Status occurs if your contract value is reduced to zero and other conditions are met. The current charge can be subject to change upon a reset after your first five contract years. You will never pay more than the maximum annual charge.

If the contract value in the subaccounts is insufficient for the charge, then we deduct it from any Fixed
Interest Allocations, in which case a Market Value Adjustment may apply. But currently, a Market
Value Adjustment would not apply when this charge is deducted from a Fixed Interest Allocation. With
Fixed Interest Allocations, we deduct the charge from the Fixed Interest Allocation having the nearest maturity. For more information about the Fixed Interest Allocation, including the Market Value
Adjustment, please see Appendix C. We reserve the right to change the charge for this rider, subject to the maximum annual charge. If changed, the new charge will only apply to riders issued after the change.

No Cancellation. Once you purchase the ING Joint LifePay Plus rider, you may not cancel it unless you cancel the contract during the contract’s free look period (or otherwise cancel the contract pursuant to its terms), surrender or annuitize in lieu of payments under the ING Joint LifePay Plus rider. These events automatically cancel the ING Joint LifePay Plus rider.

Termination. The ING Joint LifePay Plus rider is a “living benefit,” which means the guaranteed benefits offered are intended to be available to you and your spouse while you are living and while your contract is in the accumulation phase. The optional rider automatically terminates if you:

1)	terminate your contract pursuant to its terms during the accumulation phase, surrender, or begin receiving annuity payments in lieu of payments under the ING Joint LifePay Plus rider;

2)	die during the accumulation phase (first owner to die in the case of joint owners, or death of annuitant if the contract is a custodial IRA), unless your spouse elects to continue the contract (and your spouse is active for purposes of the ING Joint LifePay Plus rider); or

3)	change the owner of the contract (other than a spousal continuation by an active spouse).

See “Change of Owner or Annuitant,” below. Other circumstances that may cause the ING Joint LifePay
Plus rider to terminate automatically are discussed below.

Active Status. Once the ING Joint LifePay Plus rider has been issued, a spouse must remain in “active”
status in order to exercise rights and receive the benefits of the ING Joint LifePay Plus rider after the first spouse’s death by electing spousal continuation. In general, changes to the ownership, annuitant, and/or beneficiary designation requirements noted above will result in one spouse being designated as “inactive.”
Inactive spouses are not eligible to continue the benefits of the ING Joint LifePay Plus rider after the death of the other spouse. Once designated “inactive,” a spouse may not regain active status under the ING Joint
LifePay Plus rider. Specific situations that will result in a spouse’s designation as “inactive” include the following:

1)	For nonqualified contracts where the spouses are joint owners, the removal of a joint owner (if that spouse does not automatically become sole primary beneficiary pursuant to the terms of the contract), or the change of one joint owner to a person other than an active spouse.

2)	For nonqualified contracts where one spouse is the owner and the other spouse is the sole primary beneficiary, as well as for IRA contracts (including custodial IRAs), the addition of a joint owner who is not also an active spouse or any change of beneficiary (including the addition of primary beneficiaries).

3)	In the event of the death of one spouse (in which case the deceased spouse becomes inactive).

An owner may also request that one spouse be treated as inactive. In the case of joint-owned contracts, both contract owners must agree to such a request. An inactive spouse is not eligible to exercise any rights or receive any benefits under the ING Joint LifePay Plus rider. However, all charges for the ING Joint
LifePay Plus rider will continue to apply, even if one spouse becomes inactive, regardless of the reason.
You should make sure you understand the impact of beneficiary and owner changes on the ING Joint
LifePay Plus rider prior to requesting any such changes.

A divorce will terminate the ability of an ex-spouse to continue the contract. See “Divorce,” below.

Guaranteed Withdrawal Status. This status begins on the date of the first withdrawal, ONLY IF the quarterly contract anniversary following the youngest active spouse’s 65th birthday has not yet passed. While the ING LifePay Plus rider is in Guaranteed Withdrawal Status, withdrawals in a contract year up to the
Maximum Annual Withdrawal will reduce the ING LifePay Plus Base dollar-for-dollar. This status will then continue until the earliest of:

1)	quarterly contract anniversary following the youngest active spouse’s 65th birthday, provided the contract owner does not decline the change to Lifetime Guaranteed Withdrawal Status;

2)	reduction of the ING Joint LifePay Plus Base to zero, at which time the rider will terminate;

3)	the annuity commencement date;

4)	reduction of the Contract value to zero by a withdrawal in excess of the Maximum Annual Withdrawal;

5)	reduction of the Contract value to zero by a withdrawal less than or equal to the Maximum Annual Withdrawal (see “Automatic Periodic Benefit Status,” below);

6)	the surrender or annuitization of the Contract; or

7)	the death of the owner (first owner, in the case of joint owners; annuitant, in the case of a non- natural person owner), unless your spouse beneficiary elects to continue the Contract.

Please note that withdrawals while the ING LifePay Plus rider is in Guaranteed Withdrawal Status are not guaranteed for the lifetime of the annuitant.

Lifetime Guaranteed Withdrawal Status. This status begins on the date of the first withdrawal, provided the quarterly contract anniversary following the youngest active spouse’s 65th birthday has passed.
If the first withdrawal is taken prior to this date, then the Lifetime Guaranteed Withdrawal Status will automatically begin on the quarterly contract anniversary following the youngest active spouse’s 65th birthday. This status continues until the earliest of:

1)	the annuity commencement date;

2)	reduction of the contract value to zero by a withdrawal in excess of the Maximum Annual Withdrawal;

3)	reduction of the contract value to zero by a withdrawal less than or equal to the Maximum Annual Withdrawal (see “Lifetime Automatic Periodic Benefit Status,” below);

4)	the surrender of the contract; or

5)	the death of the owner (first owner, in the case of joint owners, or the annuitant, in the case of a custodial IRA), unless your active spouse beneficiary elects to continue the contract.

You will receive prior notice, of not less than 30 days, if you are in the Guaranteed Withdrawal Status and become eligible for the Lifetime Guaranteed Withdrawal Status. This notice will explain the change, its impact to you and your options. You may decline this change. Automatic reset into the Lifetime Guaranteed
Withdrawal Status could result in a lower Maximum Annual Withdrawal. However, this action will also apply to all future resets (see below) and cannot be reversed. As described below, certain features of the ING
Joint LifePay Plus rider may differ depending upon whether you are in Lifetime Guaranteed Withdrawal
Status.

How the ING Joint LifePay Plus Rider Works. The ING Joint LifePay Plus rider has two phases.
The first phase, called the Growth Phase, begins on the effective date of the ING Joint LifePay Plus rider and ends as of the business day before the first withdrawal is taken (or when the annuity commencement date is reached). The second phase is called the Withdrawal Phase. This phase begins as of the date you take the first withdrawal of any kind under the contract (other than advisory fees, as described below), or the annuity commencement date, whichever occurs first.

Benefits paid under the ING Joint LifePay Plus rider require the calculation of the Maximum Annual
Withdrawal. The ING Joint LifePay Plus Base (referred to as the “MGWB Base” in the contract) is used to determine the Maximum Annual Withdrawal and is calculated as follows:

1)	If you purchased the ING Joint LifePay Plus rider on the contract date, the initial ING Joint LifePay Plus Base is equal to the initial premium (excluding any credit on the premium, or premium credit, available with your Contract).

2)	If you purchased the ING Joint LifePay Plus rider after the contract date, the initial ING Joint LifePay Plus Base is equal to the contract value on the effective date of the ING Joint LifePay Plus rider (excluding any premium credits applied during the preceding 36 months).

During the Growth Phase, the initial ING Joint LifePay Plus Base is increased dollar-for-dollar by any premiums received, excluding any credits on premiums, or premium credits, applied to your Contract during the preceding 36 months (“eligible premiums”). In addition, on each quarterly contract anniversary, the ING
Joint LifePay Plus Base is recalculated as the greater of:

  The current ING Joint LifePay Plus Base; or
  The current Contract value (excluding any premium credits applied during the 36 months preceding the calculation). This is referred to as a quarterly “ratchet.”

Also, on each of the first ten contract anniversaries, the ING Joint LifePay Plus Base is recalculated as the greatest of:

  The current ING Joint LifePay Plus Base; or
  The current Contract value (excluding any premium credits applied during the 36 months preceding the calculation); and
  The ING Joint LifePay Plus Base on the previous contract anniversary, increased by 7%, plus any eligible premiums and minus any third-party investment advisory fees paid from your contract during the year. This is referred to as an annual “step-up.” (Any premium credits applied during the prior 36 months are excluded from the eligible premiums with a step-up.)

Please note that if this rider is added after the contract date, then the first opportunity for a step-up will be on the first contract anniversary following a complete contract year after the rider date.

The ING Joint LifePay Plus Base has no additional impact on the calculation of annuity payments or withdrawal benefits.

Currently, any additional premiums paid during the Withdrawal Phase are not eligible premiums for purposes of determining the ING Joint LifePay Plus Base or the Maximum Annual Withdrawal; however, we reserve the right to treat such premiums as eligible premiums at our discretion, in a nondiscriminatory manner.
Premiums received during the Withdrawal Phase do increase the contract value used to determine the reset
Maximum Annual Withdrawal under the benefit reset feature of the ING Joint LifePay Plus rider (see “ING
Joint LifePay Plus Reset,” below). We reserve the right to discontinue allowing premium payments during the Withdrawal Phase.

Determination of the Maximum Annual Withdrawal. The Maximum Annual Withdrawal is
determined on the date the Withdrawal Phase begins. It equals the Maximum Annual Withdrawal percentage multiplied by the greater of the contract value and the ING Joint LifePay Plus Base, as of the last day of the Growth Phase. The first withdrawal after the effective date of the ING Joint LifePay Plus rider (which causes the end of the Growth Phase) is treated as occurring on the first day of the
Withdrawal Phase, immediately after calculation of the Maximum Annual Withdrawal. The Maximum
Annual Withdrawal percentage, which varies by age of the youngest active spouse on the date the
Withdrawal Phase begins, is as follows:

Youngest Active	Maximum Annual
Spouse’s Age	Withdrawal Percentage

0-75*	5%*

76-80	6%

81+	7%

*If the Withdrawal Phase begins before the quarterly contract anniversary on or after the younger spouse reaches age 65, withdrawals in a contract year up to the Maximum Annual Withdrawal will reduce the
ING Joint LifePay Plus Base dollar-for-dollar, under what we refer to as the “Standard Withdrawal
Benefit.” Then, on the quarterly contract anniversary on or after the younger spouse reaches age 65, the
ING Joint LifePay Plus Base will automatically be reset to the current Contract value (excluding any premium credits applied during the preceding 36 months), if greater, and the Maximum Annual
Withdrawal will be recalculated.

Once determined the Maximum Annual Withdrawal percentage never changes for the contract. This is important to keep in mind in deciding when to take your first withdrawal because the younger you are at that time, the lower the Maximum Annual Withdrawal percentage.

If the Contract’s annuity commencement date is reached while you are in the ING LifePay Plus rider’s
Lifetime Guaranteed Withdrawal Status, then you may elect a life only annuity option, in lieu of the
Contract’s other annuity options, under which we will pay the greater of the annuity payout under the
Contract and equal annual payments of the Maximum Annual Withdrawal, provided that, if both spouses are active, payments under the life only annuity option will be calculated using the joint life expectancy table for both spouses. If only one spouse is active, payments will be calculated using the single life expectancy table for the active spouse.

Withdrawals in a contract year that do not exceed the Maximum Withdrawal Amount do not reduce the
Maximum Withdrawal Amount. However, if withdrawals in any contract year exceed the Maximum
Annual Withdrawal (an “excess withdrawal”), the ING Joint LifePay Plus Base and the Maximum
Annual Withdrawal will be reduced on a pro-rata basis. This means that both the ING Joint LifePay
Plus Base and the Maximum Annual Withdrawal will be reduced by the same proportion as the excess withdrawal is of the contract value determined after the deduction the amount withdrawn up to the
Maximum Annual Withdrawal but before deduction of the excess withdrawal.

When a withdrawal is made, the total withdrawals taken in a contract year are compared with the current
Maximum Annual Withdrawal. To the extent that the withdrawal taken causes the total withdrawals in that year to exceed the current Maximum Annual Withdrawal, that withdrawal is considered excess. For purposes of determining whether the Maximum Annual Withdrawal has been exceeded, any applicable premium credit deduction, Market Value Adjustment or surrender charges will not be considered.
However, for purposes of determining the Maximum Annual Withdrawal reduction after an excess withdrawal, any premium credit deduction, surrender charges and/or Market Value Adjustment are considered to be part of the withdrawal, and will be included in the pro-rata adjustment to the Maximum
Annual Withdrawal. See Illustrations 1 and 2 below for examples of this concept.

Required Minimum Distributions. Withdrawals taken from the contract to satisfy the Required
Minimum Distribution rules of the Tax Code are considered withdrawals for purposes of the ING Joint
LifePay Plus rider, and will begin the Withdrawal Phase if the Withdrawal Phase has not already started.
Any such withdrawal which exceeds the Maximum Annual Withdrawal for a specific contract year will not be deemed excess withdrawals in that contract year for purposes of the ING Joint LifePay Plus rider, subject to the following:

1)	If the contract owner’s Required Minimum Distribution for a calendar year (determined on a date on or before January 31 of that year), applicable to the contract, is greater than the Maximum Annual Withdrawal on that date, an Additional Withdrawal Amount will be set equal to that portion of the Required Minimum Distribution that exceeds the Maximum Annual Withdrawal.

2)	You may withdraw the Additional Withdrawal Amount from this contract without it being deemed an excess withdrawal.

3)	Any withdrawals taken in a contract year will count first against the Maximum Annual Withdrawal for that contract year.

4)	Once the Maximum Annual Withdrawal for the then current contract year has been taken, additional amounts withdrawn in excess of the Maximum Annual Withdrawal will count first against and reduce any unused Additional Withdrawal Amount for the previous calendar year followed by any Additional Withdrawal Amount for the current contract year.

5)	Withdrawals that exceed all available Additional Withdrawal Amounts are excess withdrawals and will reduce the Maximum Annual Withdrawal on a pro-rata basis, as described above.

6)	The Additional Withdrawal Amount is reset to zero at the end of the second calendar year from which it was originally calculated.

7)	If the contract is still in the Growth Phase on the date the Additional Withdrawal Amount is determined, but enters the Withdrawal Phase later during that calendar year, the Additional Withdrawal Amount will be equal to the amount in excess of the Maximum Annual Withdrawal Amount necessary to satisfy the Required Minimum Distribution for that year (if any).

See Illustration 3 below.

Investment Advisory Fees. Withdrawals taken pursuant to a program established by the owner for the payment of investment advisory fees to a named third party investment adviser for advice on management of the contract’s values will not cause the Withdrawal Phase to begin. During the Growth
Phase, such withdrawals reduce the ING Joint LifePay Plus Base on a dollar-for-dollar basis, and during the Withdrawal Phase, these withdrawals are treated as any other withdrawal.

Automatic Periodic Benefit Status. If the Contract value is reduced to zero for a reason other than a withdrawal in excess of the Maximum Annual Withdrawal while the rider is in Guaranteed Withdrawal
Status, the rider will enter Automatic Periodic Benefit Status and you are entitled to receive periodic payments in an annual amount equal to the Maximum Annual Withdrawal, until the remaining ING Joint
LifePay Plus Base is exhausted.

When the rider enters Automatic Periodic Benefit Status:

1)	the Contract will provide no further benefits other than as provided under the ING Joint LifePay Plus rider;

2)	no further premium payments will be accepted; and

3)	any other riders attached to the Contract will terminate, unless otherwise specified in that rider.

During Automatic Periodic Benefit Status, we will pay you periodic payments in an annual amount that is equal to the Maximum Annual Withdrawal. These payments will continue until the ING Joint LifePay
Plus Base is reduced to zero, at which time the rider will terminate without value.

The periodic payments will begin on the last day of the first full Contract year following the date the rider enters Automatic Periodic Benefit Status and will continue to be paid annually thereafter. If, at the time the rider enters Automatic Periodic Benefit Status, you are receiving systematic withdrawals under the Contract more frequently than annually, the periodic payments will be made at the same frequency in equal amounts such that the sum of the payments in each Contract year will equal the annual Maximum
Annual Withdrawal. Such payments will be made on the same payment dates as previously set up, if the payments were being made monthly or quarterly. If the payments were being made semi-annually or annually, the payments will be made at the end of the half-Contract year or Contract year, as applicable.

Lifetime Automatic Periodic Benefit Status. If the contract value is reduced to zero by a withdrawal in excess of the Maximum Annual Withdrawal, the contract and the ING Joint LifePay Plus rider will terminate due to the pro-rata reduction described in “Determination of the Maximum Annual
Withdrawal,” above.

If the contract value is reduced to zero for a reason other than a withdrawal in excess of the Maximum
Annual Withdrawal while the ING Joint LifePay Plus rider is in Lifetime Guaranteed Withdrawal Status, the ING Joint LifePay Plus rider will enter Lifetime Automatic Periodic Benefit Status and you are no
longer entitled to make withdrawals. Instead, under the ING Joint LifePay Plus rider you will begin to receive periodic payments in an annual amount equal to the Maximum Annual Withdrawal.

When the ING Joint LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status:

1)	the contract will provide no further benefits (including death benefits) other than as provided under the ING Joint LifePay Plus rider;

2)	no further premium payments will be accepted; and

3)	any other riders attached to the contract will terminate, unless otherwise specified in that rider.

During Lifetime Automatic Periodic Benefit Status, we will pay you periodic payments in an annual amount that is equal to the Maximum Annual Withdrawal. The time period for which we will make these payments will depend upon whether one or two spouses are active under the ING Joint LifePay
Plus rider at the time this status begins. If both spouses are active under the ING Joint LifePay Plus rider, these payments will cease upon the death of the second spouse, at which time both the ING Joint
LifePay Plus rider and the contract will terminate without further value. If only one spouse is active under the ING Joint LifePay Plus rider, the payments will cease upon the death of the active spouse, at which time both the ING Joint LifePay Plus rider and the contract will terminate without value.

If the Maximum Annual Withdrawal exceeds the net withdrawals taken the contract year when the ING
Joint LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status (including the withdrawal that results in the contract value decreasing to zero), that difference will be paid immediately to the contract owner. The periodic payments will begin on the last day of the first full contract year following the date the ING Joint LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status and will continue to be paid annually thereafter.

You may elect to receive systematic withdrawals pursuant to the terms of the contract. Under a systematic withdrawal, either a fixed amount or an amount based upon a percentage of the contract value will be withdrawn from your contract and paid to you on a scheduled basis, either monthly, quarterly or annually. If, at the time the ING Joint LifePay Plus rider enters Lifetime Automatic Periodic Benefit
Status, you are receiving systematic withdrawals under the contract more frequently than annually, the periodic payments will be made at the same frequency in equal amounts such that the sum of the payments in each contract year will equal the annual Maximum Annual Withdrawal. Such payments will be made on the same payment dates as previously set up, if the payments were being made monthly or quarterly. If the payments were being made semi-annually or annually, the payments will be made at the end of the half-contract year or contract year, as applicable.

ING Joint LifePay Plus Reset. Once the Lifetime Guaranteed Withdrawal Status begins and the
Maximum Annual Withdrawal has been determined, on each quarterly contract anniversary we will increase (or “reset”) the ING Joint LifePay Plus Base to the current Contract value (excluding any premium credits applied during the 36 months preceding the calculation), if the Contract value is higher.
The Maximum Annual Withdrawal will also be recalculated, and the remaining portion of the new
Maximum Annual Withdrawal will be available for withdrawal immediately. This reset ONLY occurs when the rider is in Lifetime Guaranteed Withdrawal Status, and is automatic.

We reserve the right to change the charge for this rider with a reset. In this event, you will receive prior notice, of not less than 30 days, which explains the change, its impact to you and your options. You may decline this change (and the reset). However, this action will apply to all future resets and cannot be reversed.

Investment Option Restrictions. In order to mitigate the insurance risk inherent in our guarantee to provide you and your spouse with lifetime payments (subject to the terms and restrictions of the ING Joint
LifePay Plus rider), we require that your contract value be allocated in accordance with certain limitations.
In general, to the extent that you choose not to invest in the Accepted Funds, we require that 20% of the amount not so invested be invested in the Fixed Allocation Funds. We will require this allocation regardless of your investment instructions to the contract, as described below.

While the ING Joint LifePay Plus rider is in effect, there are limits on the portfolios to which your contract value may be allocated. Contract value allocated to portfolios other than Accepted Funds will be rebalanced so as to maintain at least 20% of such contract value in the Fixed Allocation Funds. See “Fixed Allocation
Funds Automatic Rebalancing,” below.

Accepted Funds. Currently, the Accepted Funds are: [TO BE UPDATED BY PRE-EFFECTIVE
AMENDMENT.]

  ING American Funds Asset Allocation Portfolio;
  ING Franklin Templeton Founding Strategy Portfolio;
  ING LifeStyle Growth Portfolio;
  ING LifeStyle Moderate Growth Portfolio;
  ING LifeStyle Moderate Portfolio;
  ING Liquid Assets Portfolio;
  ING MFS Total Return Portfolio;
  ING T. Rowe Price Capital Appreciation Portfolio;
  ING Van Kampen Equity and Income Portfolio;
  ING WisdomTreeSM Global High-Yielding Equity Index Portfolio;
  BlackRock Global Allocation V.I. Portfolio; and
  Fixed Interest Allocation.

We may change these designations at any time upon 30 days notice to you. If a change is made, the change will apply to contract value allocated to such portfolios after the date of the change.

Fixed Allocation Funds. Currently, the Fixed Allocation Funds are:

  ING American Funds Bond Portfolio;
  ING Lehman Brothers U.S. Aggregate Bond Index Portfolio;
  ING PIMCO Core Bond Portfolio; and
  ING VP Intermediate Bond Portfolio.

You may allocate contract value to one or more of the Fixed Allocation Funds. We consider the
ING VP Intermediate Bond Portfolio to be the default Fixed Allocation Fund with Fixed Allocation
Funds Automatic Rebalancing.

Other Funds. All portfolios available under the contract other than Accepted Funds or the Fixed
Allocation Funds are considered Other Funds.

Fixed Allocation Funds Automatic Rebalancing. If the contract value in the Fixed Allocation
Funds is less than 20% of the total contract value allocated to the Fixed Allocation Funds and Other
Funds on any ING Joint LifePay Plus Rebalancing Date, we will automatically rebalance the contract value allocated to the Fixed Allocation Funds and Other Funds so that 20% of this amount is allocated to the Fixed Allocation Funds. Accepted Funds are excluded from Fixed Allocation Funds Automatic
Rebalancing. Any rebalancing is done on a pro-rata basis among the Other Funds and will be the last transaction processed on that date. The ING Joint LifePay Plus Rebalancing Dates occur on each contract anniversary and after the following transactions:

1)	receipt of additional premiums;

2)	transfer or reallocation among the Fixed Allocation Funds or Other Funds, whether automatic or specifically directed by you; and

3)	withdrawals from the Fixed Allocation Funds or Other Funds.

Fixed Allocation Funds Automatic Rebalancing is separate from any other automatic rebalancing under the contract. However, if the other automatic rebalancing under the contract causes the allocations to be out of compliance with the investment option restrictions noted above, Fixed Allocation Funds
Automatic Rebalancing will occur immediately after the automatic rebalancing to restore the required allocations. See “Appendix I – Examples of Fixed Allocation Funds Automatic Rebalancing.”

In certain circumstances, Fixed Allocation Funds Automatic Rebalancing may result in a reallocation into the Fixed Allocation Funds even if you have not previously been invested in them. See “Appendix I
– Examples of Fixed Allocation Funds Automatic Rebalancing, Example I.” By electing to purchase the ING Joint LifePay Plus rider, you are providing the Company with direction and authorization to process these transactions, including reallocations into the Fixed Allocation
Funds. You should not purchase the ING Joint LifePay Plus rider if you do not wish to have your contract value reallocated in this manner.

Divorce. Generally, in the event of a divorce, the spouse who retains ownership of the contract will continue to be entitled to all rights and benefits of the ING Joint LifePay Plus rider, while the ex-spouse will no longer have any such rights or be entitled to any such benefits. In the event of a divorce during Lifetime
Guaranteed Withdrawal Status, the ING Joint LifePay Plus rider continues, and terminates upon the death of the owner (first owner in the case of joint owners, or the annuitant in the case of a custodial IRA). Although spousal continuation may be available under the Tax Code for a subsequent spouse, the ING Joint LifePay
Plus rider cannot be continued by the new spouse. As the result of the divorce, we may be required to withdraw assets for the benefit of an ex-spouse. Any such withdrawal will be considered a withdrawal for purposes of the Maximum Annual Withdrawal amount. In other words, if a withdrawal incident to a divorce exceeds the Maximum Annual Withdrawal amount, it will be considered an excess withdrawal. See
“Determination of the Maximum Annual Withdrawal,” above. As noted, in the event of a divorce there is no change to the Maximum Annual Withdrawal and we will continue to deduct charges for the ING Joint
LifePay Plus rider.

In the event of a divorce during Lifetime Automatic Periodic Benefit Status, there will be no change to the periodic payments made. Payments will continue until both spouses are deceased.

Death of Owner. The death of the owner (or in the case of joint owners, the first owner, or for custodial
IRAs, the annuitant) may cause the termination of the ING Joint LifePay Plus rider and its charges, depending upon whether one or both spouses are in active status at the time of death, as described below.

1)	If both spouses are in active status: If the surviving spouse elects to continue the contract and becomes the sole owner and annuitant, the ING Joint LifePay Plus rider will remain in effect pursuant to its original terms and ING Joint LifePay Plus coverage and charges will continue.

As of the date the contract is continued, the Joint LifePay Plus Base will be reset to the current Contact value, if greater, and the Maximum Annual Withdrawal will recalculated as the

Maximum Annual Withdrawal percentage multiplied by the new Joint LifePay Plus Base on the date the contract is continued. However, under no circumstances will this recalculation result in a reduction to the Maximum Annual Withdrawal.

If the surviving spouse elects not to continue the contract, ING Joint LifePay Plus rider coverage and charges will cease upon the earlier of payment of the death benefit or notice that an alternative distribution option has been chosen.

2)	If the surviving spouse is in inactive status: The ING Joint LifePay Plus rider terminates and ING Joint LifePay Plus coverage and charges cease upon the date of death of the last Active Spouse.

Change of Owner or Annuitant. Other than as a result of spousal continuation, you may not change the annuitant. The ING Joint LifePay Plus rider and rider charges will terminate upon change of owner, including adding an additional owner, except for the following ownership changes:

1)	spousal continuation by an active spouse, as described above;

2)	change of owner from one custodian to another custodian for the benefit of the same individual;

3)	change of owner from a custodian for the benefit of an individual to the same individual (in order to avoid the owner’s spouse from being designated inactive, the owner’s spouse must be named sole beneficiary under the contract);

4)	change of owner from an individual to a custodian for the benefit of the same individual;

5)	collateral assignments;

6)	for nonqualified contracts only, the addition of a joint owner, provided that the additional joint owner is the original owner’s spouse and is active when added as joint owner;

7)	for nonqualified contracts, removal of a joint owner, provided the removed joint owner is active and becomes the primary contract beneficiary; and

8)	change of owner where the owner becomes the sole primary beneficiary and the sole primary beneficiary becomes the owner if both were active spouses at the time of the change.

Surrender Charges. If you elect the ING Joint LifePay Plus rider, your withdrawals will be subject to surrender charges if they exceed the free withdrawal amount. However, once your contract value is zero, the periodic payments under the ING Joint LifePay Plus rider are not subject to surrender charges, nor will these amounts be subject to any other charges under the contract.

Federal Tax Considerations. For more information about the tax treatment of amounts paid to you under the ING Joint LifePay Plus rider, see “Federal Tax Considerations – Tax Consequences of Living
Benefits and Death Benefit.”

ING LifePay Plus and ING Joint LifePay Plus Partial Withdrawal Amount Examples. The following are examples of adjustments to the Maximum Annual Withdrawal amount for withdrawals in excess of the
Maximum Annual Withdrawal:

Illustration 1: Adjustment to the Maximum Annual Withdrawal amount for a withdrawal in excess of the Maximum Annual Withdrawal, including surrender and/or MVA charges.

Assume the Maximum Annual Withdrawal is $5,000.

The first withdrawal taken during the contract year is $3,000 net, with $500 of surrender charges, and/or

MVA charges. The Maximum Annual Withdrawal is not exceeded.

The next withdrawal taken during the contract year is $1,500 net, with $300 of surrender charges, and/or
MVA charges. The Maximum Annual Withdrawal is not exceeded because total net withdrawals, $4,500, do not exceed the Maximum Annual Withdrawal, $5,000.

The next withdrawal taken during the contract year is $1,500 net, with $200 of surrender charges, and/or
MVA charges. Because total net withdrawals taken, $6,000, exceed the Maximum Annual Withdrawal,
$5,000, then there is an adjustment to the Maximum Annual Withdrawal.

Total gross withdrawals during the contract year are $7,000 ($3,000 + $500 + $1,500 + $300 + $1,500 +
$200). The adjustment is the lesser of the amount by which the total gross withdrawals for the year exceed the Maximum Annual Withdrawal ($7,000 - $5,000 = $2,000), and the amount of the current gross withdrawal ($1,500 + 200 = $1,700.

If the Account Value before this withdrawal is $50,000, then the Maximum Annual Withdrawal is reduced by 3.40% ($1,700 / $50,000) to $4,830 ((1 - 3.40%) * $5,000).

Illustration 2: Adjustment to the Maximum Annual Withdrawal amount for a withdrawal in excess of the Maximum Annual Withdrawal.

Assume the Maximum Annual Withdrawal is $5,000.

The first withdrawal taken during the contract year is $3,000 net, with $0 of surrender charges, and/or MVA charges. The Maximum Annual Withdrawal is not exceeded.

The next withdrawal taken during the contract year is $1,500 net, with $0 of surrender charges, and/or MVA charges. The Maximum Annual Withdrawal is not exceeded because total net withdrawals, $4,500, do not exceed the Maximum Annual Withdrawal, $5,000.

The next withdrawal taken during the contract year is $1,500 net, with $0 of surrender charges, and/or MVA charges. Because total net withdrawals taken, $6,000, exceed the Maximum Annual Withdrawal, $5,000, there is an adjustment to the Maximum Annual Withdrawal.

Total gross withdrawals during the contract year are $6,000 ($3,000 + $1,500 + $1,500). The adjustment is the lesser of the amount by which the total gross withdrawals for the year exceed the Maximum Annual
Withdrawal, $1,000, and the amount of the current gross withdrawal, $1,500.

If the Account Value after the part of the gross withdrawal that was within the Maximum Annual
Withdrawal, $500, is $49,500, then the Maximum Annual Withdrawal is reduced by 2.02% ($1,000 /
$49,500) to $4,899 ((1 - 2.02%) * $5,000).

Illustration 3: A withdrawal exceeds the Maximum Annual Withdrawal amount but does not exceed the Additional Withdrawal Amount.

Assume the Maximum Annual Withdrawal is $5,000. The Required Minimum Distribution for the current calendar year applicable to this contract is determined to be $6,000. The Additional Withdrawal Amount is set equal to the excess of this amount above the Maximum Annual Withdrawal, $1,000 ($6,000 - $5,000).

The first withdrawal taken during the contract year is $3,000 net, with $0 of surrender charges, and/or MVA charges. The Maximum Annual Withdrawal is not exceeded.

The next withdrawal taken during the contract year is $1,500 net, with $0 of surrender charges, and/or MVA charges. The Maximum Annual Withdrawal is not exceeded because total net withdrawals, $4,500, do not exceed the Maximum Annual Withdrawal, $5,000.

The next withdrawal taken during the contract year is $1,500 net, with $0 of surrender charges, and/or MVA charges. Total net withdrawals taken, $6,000, exceed the Maximum Annual Withdrawal, $5,000, however, the Maximum Annual Withdrawal is not adjusted until the Additional Withdrawal Amount is exhausted. The amount by which total net withdrawals taken exceed the Maximum Annual Withdrawal, $1,000 ($6,000 -
$5,000), is the same as the Additional Withdrawal Amount, so no adjustment to the Maximum Annual
Withdrawal is made. If total net withdrawals taken had exceeded the sum of the Maximum Annual
Withdrawal and the Additional Withdrawal Amount, then an adjustment would be made to the Maximum
Annual Withdrawal.

Illustration 4: The Reset Occurs.

Assume the Maximum Annual Withdrawal is $5,000 and the Maximum Annual Withdrawal percentage is
5%.

One year after the first withdrawal is taken, the contract value has increased to $120,000, and the Reset occurs. The Maximum Annual Withdrawal is now $6,000 ($120,000 * 5%).

One year after the Reset, the contract value has increased further to $130,000. The Reset occurs again, and the Maximum Annual Withdrawal is now $6,500 ($130,000 * 5%).

PART A

PROSPECTUS

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL
THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE
COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES IN ANY
STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

ING Premium Plus
Flexible Premium Deferred Variable Annuity Contract with Premium Credit Provision
Issued By ING USA Annuity and Life Insurance Company
Through Its Separate Account B

This prospectus sets forth the information you ought to know before investing. You should keep the prospectus for future reference.
Additional information has been filed with the Securities and Exchange Commission (SEC) and is available upon written or oral request without charge, including the Statement of Additional Information (SAI) dated December 31, 2008.

The SAI is incorporated by reference into the prospectus, and		How to reach us…

its table of contents appears on page **.		Customer Service Center
The SEC maintains a web site (www.sec.gov) that contains the	Call:	(800) 366-0066
SAI, material incorporated by reference, and other information	Write:	P.O. Box 9271, Des Moines, Iowa, 50306-9271
about us, which we file electronically. The reference number
assigned to this contract is 333-******.	Visit:	www.ingannuities.com

The Variable Sub-accounts* currently available under your contract…

ING Investors Trust	(Class S)	(Service Class)
ING AllianceBernstein Mid Cap Growth Portfolio	ING MFS Total Return Portfolio (Class S)	ING T. Rowe Price Growth Equity Portfolio
(Class S)	ING MFS Utilities Portfolio (Class S)	(Service Class)
ING American Funds Asset Allocation Portfolio	ING Multi-Manager International Small Cap Equity	ING Van Kampen Comstock Portfolio
ING American Funds Bond Portfolio	Portfolio (Class S)	(Service Class)
ING American Funds Growth Portfolio	ING Oppenheimer Main Street Portfolio (Class S)	ING Van Kampen Equity and Income Portfolio
ING American Funds Growth-Income Portfolio	ING PIMCO Core Bond Portfolio (Class S)	(Service Class)
ING American Funds International Portfolio	ING Pioneer Mid Cap Value Portfolio (Class S)	ING Variable Funds
ING BlackRock Large Cap Growth Portfolio	ING Templeton Global Growth Portfolio (Class S)	ING VP Growth and Income Portfolio (Class S)
(Class S)	ING T. Rowe Price Capital Appreciation Portfolio	ING Variable Portfolios, Inc.
ING Evergreen Health Sciences Portfolio (Class S)	(Class S)	ING BlackRock Global Science and Technology
ING FMRSM Diversified Mid Cap Portfolio	ING T. Rowe Price Equity Income Portfolio	Portfolio (Class S)
(Class S)	(Class S)	ING International Index Portfolio (Class S)
ING Focus 5 Portfolio (Class S)	ING Van Kampen Capital Growth Portfolio	ING Lehman Brothers U. S. Aggregate Bond Index
ING Franklin Income Portfolio (Class S)	(Class S)	Portfolio (Class S)
ING Franklin Mutual Shares Portfolio (Class S)	ING Van Kampen Global Franchise Portfolio	ING RussellTM Large Cap Index Portfolio (Class S)
ING Franklin Templeton Founding Strategy	(Class S)	ING RussellTM Mid Cap Index Portfolio (Class S)
Portfolio (Class S)	ING Van Kampen Growth and Income Portfolio	ING RussellTM Small Cap Index Portfolio (Class S)
ING Global Real Estate Portfolio (Class S)	(Class S)	ING VP Small Company Portfolio (Class S)
ING Global Resources Portfolio (Class S)	ING Partners, Inc.	ING WisdomTreeSM Global High-Yielding Equity
ING Janus Contrarian Portfolio (Class S)	ING Baron Small Cap Growth Portfolio	Index Portfolio (Class S)
ING JPMorgan Emerging Markets Equity Portfolio	(Service Class)	ING Variable Products Trust
(Class S)	ING Columbia Small Cap Value II Portfolio	ING VP MidCap Opportunities Portfolio (Class S)
ING Julius Baer Foreign Portfolio (Class S)	(Service Class)	ING VP Intermediate Bond Portfolio
ING LifeStyle Aggressive Growth Portfolio	ING Davis New York Venture Portfolio	(Class S)
(Class S)	(Service Class)	BlackRock Variable Series Funds, Inc.
ING LifeStyle Growth Portfolio (Class S)	ING JPMorgan Mid Cap Value Portfolio	BlackRock Global Allocation V.I. Portfolio
ING LifeStyle Moderate Growth Portfolio (Class S)	(Service Class)	(Class III)
ING LifeStyle Moderate Portfolio (Class S)	ING Oppenheimer Global Portfolio (Service Class)	Fidelity Variable Insurance Products
ING Liquid Assets Portfolio (Class S)		Fidelity VIP Contrafund Portfolio (Service Class 2)
ING Marsico Growth Portfolio (Class S)
ING Marsico International Opportunities Portfolio	ING Templeton Foreign Equity Portfolio
* A fixed option is also available, subject to state approval, namely, the Market Value Adjusted Fixed Interest Account. See page *.

This contract has a premium credit. The charges for a contract with a premium credit may be higher than a contract without one. Over time, the amount of the premium credit may be more than offset by the charges.
          The SEC has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

DECEMBER 31, 2008

NOT: FDIC/NCUA INSURED; A DEPOSIT OF A BANK; BANK GUARANTEED; OR INSURED
BY ANY FEDERAL GOVERNMENT AGENCY. MAY LOSE VALUE.

RIGHT TO EXAMINE: You may cancel or void (free look) this contract within 10 days of receiving it (or longer as state law may require where delivered or issued for delivery as a replacement). We do not retain any investment gain on a contract that is free looked. See “Right To Examine” on page *.

EXCHANGES: Your agent is permitted to recommend an exchange (replacement) only if it is in your best interest and only after evaluating your personal and financial situation and needs, tolerance for risk and the financial ability to pay for the contract.

We pay compensation to broker/dealers whose registered representatives sell the contract.
See “Selling the Contract” on page *.

Contents

Contents	1	The MVA Account	20
Synopsis – Fees and Expenses	7	State Variations	20
Condensed Financial Information	9	Other Contracts	21
Accumulation Value	9	Living Benefit Riders	21
Financial Statements	10	MGIB Rider	21
ING USA Annuity and Life Insurance Company	10	Purchase	21
		Rider Date	21
Organization and Operation	10	No Cancellation	21
Regulatory Matters	10	Termination	21
Insurance and Retirement Plan Products and Other Regulatory Matters		Rider Charge	22
	10	Fund Categories	22
Investment Product Regulatory Issues	10	Fixed Allocation Funds Automatic Rebalancing	22
Product Regulation	11	MGIB Benefit Base	23
Separate Account B	11	Calculation of MGIB Rollup Bases	24
Organization and Operation	11	Calculation of MGIB Ratchet Bases	25
Variable Sub-accounts	11	MGIB Date	26
Covered Funds, Special Funds and Excluded Funds	12	MGIB Annuity Income	26
		MGIB Income Factors	26
Fees and Expenses	12	MGIB Annuity Options	27
Charge Deduction Variable Sub-account	12	Notification	27
Surrender Charge	12	Change of Owner and Annuitant	27
Premium Tax	13	Death of Owner	27
Annual Administrative Charge	13	ING LifePay Plus Rider	28
Excess Transfer Charge	13	Eligibility	28
Redemption Fees	13	Highlights	28
Mortality & Expense Risk Charge	13	ING LifePay Plus Base	28
		Lifetime Withdrawal Phase	30
Asset Based Administrative Charge	13	Lifetime Automatic Periodic Benefit Status	31
EMDB Rider Charge	13	Investment Option Restrictions	31
MGIB Rider Charge	13	Death of Owner or Annuitant	32
ING LifePay Plus Rider Charge	14	Change of Owner or Annuitant	33
ING Joint LifePay Plus Rider Charge	14	Surrender Charges	34
Underlying Portfolio Expenses	14	Loans	34
Types of Revenue Received from Affiliated Funds	15	Taxation	34
Types of Revenue Received from Unaffiliated Funds	15	ING Joint LifePay Plus Rider	34
The Annuity Contract	16	Eligibility	34
Owner	16	Highlights	35
		ING LifePay Plus Base	35
Joint Owner	16	Lifetime Withdrawal Phase	37
Annuitant	16	Lifetime Automatic Periodic Benefit Status	38
Beneficiary	17	Investment Option Restrictions	38
Change of Contract Owner or Beneficiary	17	Divorce	39
Purchase and Availability of the Contract	17	Death of Owner or Annuitant	40
Crediting of Premium Payments	18	Change of Owner or Annuitant	41
Premium Credit	19	Surrender Charges	41
Administrative Procedures	20	Loans	41
		Taxation	41
Cash Surrender Value	20	Withdrawals	41
Surrendering to Receive the Cash Surrender Value	20
Variable Sub-account Changes	20	Regular Withdrawals	42

1

Systematic Withdrawals	42	Other Important Information	53
Fixed Dollar Systematic Withdrawal Feature	43	Reports to Contract Owners	53
IRA Withdrawals	43	Suspension of Payments	53
Transfers Among Your Investments (Excessive Trading		Misstatement of Age or Sex	53
Policy)	43	Assignment	53
Limits on Frequent or Disruptive Transfers	44	Contract Changes — Applicable Tax Law	53
Excessive Trading Policy	44	Right to Examine Period	53
Limits Imposed by the Funds	45	Special Arrangements	54
Agreements to Share Information with Fund Companies	46	Selling the Contract	54
Dollar Cost Averaging	46	Voting Rights	55
Automatic Rebalancing	46	State Regulation	56
Death Benefit Riders	47	Legal Proceedings	56
Standard Death Benefit Rider	47	Federal Tax Considerations	56
Quarterly Ratchet Death Benefit Rider	47	Introduction	56
Max 7% Solution Death Benefit Rider	48	Types of Contracts: Non-Qualified or Qualified	56
Withdrawal Adjustments	49	Taxation of Non-Qualified Contracts	56
Transfer Adjustments	49	Taxation of Gains Prior to Distribution	56
EMDB Rider	49	Taxation of Distributions	57
Death Benefit During the Income Phase	50	Taxation of Qualified Contracts	59
Continuation After Death — Spouse	50	General	59
		Tax Deferral	60
Continuation After Death — Not a Spouse	51	Contributions	61
Required Distributions Upon Contract Owner’s Death	51	Distributions – General	61
Annuity Payments	52	Withholding	63
Annuitization of Your Contract	52	Assignment and Other Transfers	64
Selecting an Annuity Commencement Date	52	Tax Consequences of Living Benefits and Death Benefit	64
Frequency of Annuity Payments	52	Living Benefits	64
The Annuity Plans	52	Enhanced Death Benefits	64
Payments for a Period Certain	52	Possible Changes in Taxation	64
Payments for a Period Certain and Life	52	Taxation of Company	64
Single Life Payments	52	Statement of Additional Information	65
Joint and Last Survivor Life Payments	52
Annuity Payments When Payee Dies	52

Notice to Contract Owners

The contract is sold on a continuous basis. And the prospectus is updated at least annually, including for any changes with the contract, like the company: introducing or discontinuing the availability of a rider; liberalizing a benefit or exercising any rights reserved under the contract or a rider; or altering administrative procedures. The company may also make Variable Sub-
account changes. Any change may or may not apply to all contracts. The prospectus reflects the status of the contract (and rider availability) as of December 31, 2008 and therefore may contain information that is inapplicable to your contract. In the event of any conflict with the prospectus, the terms of your contract and any riders will control.

2

Glossary This glossary defines the special terms used throughout the prospectus. A special term used in only one section of the prospectus is defined there.

Accumulation Value – The sum of the Accumulation Value
in the MVA Account and Variable Sub-accounts. Each	Death Benefit – The amount paid to the Beneficiary upon
Variable Sub-account and the MVA Account will be	death of the Owner (or the Annuitant if any Owner is not
valued at the end of each Business Day for the preceding	an individual) prior to the Annuity Commencement Date.
Valuation Period.	Early Transaction – Any Surrender, Withdrawal, transfer or
Additional Premium – Any payment, other than the Initial	application of a new Guarantee Period to any portion of
Premium.	the Accumulation Value in the MVA Account more than
Age – means the age of a person on his or her last birthday.	30 days prior to the end of the then applicable Guarantee
Annuitant – The person upon whose life the Annuity	Period. Similarly, the application of any portion of the
Payments are based.	Accumulation Value in the MVA Account to an Annuity
Annuity Commencement Date – The date after which the	Plan more than 30 days before the end of the then
owner has the right to receive Annuity Payments and is	applicable Guarantee Period is an Early Transaction.
the date used in determining the timing of such Annuity	Earnings – The Accumulation Value less Premiums.
Payments.	Endorsements – Attachments to this Contract that add,
Annuity Payments – Periodic payments beginning on the	change or supersede its terms or provisions.
Annuity Commencement Date.	Good Order – [TO BE DEFINED.]
Annuity Plan – An option elected that determines the	Guarantee Period – The number of months or years during
frequency, duration and amount of the Annuity Payments.	which Premium and any premium credits (if applicable)
Attained Age – The Age on the Contract Date plus the	or a transfer of Accumulation Value allocated to the
number of full Contract Years elapsed since the Contract	MVA Account earns a specified interest rate, as declared
Date.	by us.
Beneficiary – The person or entity who will receive the Death	Initial Premium – The payment to put this Contract into
Benefit.	effect.
Business Day – The hours of any day the New York Stock	Irrevocable Beneficiary – A Beneficiary whose rights and
Exchange (“NYSE”) is open for trading, exclusive of	interest under this Contract cannot be changed without his
federal holidays, or any day the Securities and Exchange	or her consent.
Commission (“SEC”) requires that mutual funds, unit	Issue Age – The age as of the day the application is received
investment trusts or other investment portfolios be valued.	in Good Order.
Cash Surrender Value – The amount received upon	Issue Date – The day the application is received in Good
Surrender of this Contract.	Order and money has been applied.
Claim Date – The Business Day on or following the date on	Joint Annuitants – The two annuitants upon whose life the
which we receive due proof of death and any other	Annuity Payments are based.
information required by us to pay the Death Benefit or	Market Value Adjustment (MVA) – A positive or negative
otherwise administer the claim, including election of the	adjustment to the Accumulation Value in the MVA
manner in which the Death Benefit is to be paid.	Account as a result of an Early Transaction.
Code – The Internal Revenue Code of 1986, as amended.	MVA Account – Part of the general account established by us
Company, we or us – ING USA Annuity and Life Insurance	to hold the assets supporting the fixed return benefits for
Company (ING USA).	this and other variable annuity or life insurance contracts.
Contingent Annuitant – The person who will become the	Non-participating – This Contract will not pay dividends
Annuitant if the named Annuitant (Joint Annuitants) dies	resulting from any of our surplus or earnings.
prior to the Annuity Commencement Date.	Notice to Us – Written notification received at our Customer
Contingent Beneficiary – The person who will become the	Service Center in a form satisfactory to us or other means
Beneficiary if the named Beneficiary dies prior to any	of notification to which we and the owner mutually agree.
owner (any Annuitant if any Owner is not an individual).	The address of the Customer Service Center is shown on
Contract – the contract and any attached application,	the first page of this Contract. Notice to Us received
amendments, Endorsements or Riders.	when the NYSE is closed for trading will be deemed to be
Contract Anniversary – The same day and month each year	received on the next Business Day.
as the Contract Date. If no such day exists, the Contract	Owner – The person or entity (if the Owner is not an
Anniversary shall be the next calendar day.	individual), as shown in our records, who owns the
Contract Date – The date on which this Contract becomes	Contract and who is entitled to exercise the rights of
effective.	ownership.
Contract Year – The period beginning on a Contract	Premium – Collectively the Initial Premium and any
Anniversary (or, in the first Contract Year only, the	Additional Premium.
Contract Date) and ending on the day preceding the next	Premium Credit – An amount in addition to the Premium
Contract Anniversary.	payment which we add to the Contract’s Accumulation

3

Value at the time that Premium is paid.	Specially Designated Variable Sub-account - A Variable
Premium Tax – Any tax or fee imposed or levied by any state	Sub-account that is used as a “holding” account or for
government or political subdivision thereof on the	similar administrative purposes as provided in the
Premium paid for this Contract.	provisions of this Contract.
Premium Year – The number of complete years that have	Surrender – The withdrawal of the Contract’s full Cash
elapsed since that particular Premium was paid.	Surrender Value. In the event of a Surrender, the
Proof of Death – Receipt of a certified copy of a death	Contract will terminate and be of no further value.
certificate, a certified copy of a statement of death from	Variable Sub-accounts – Subdivisions of the Variable
the attending physician, a finding from a court of	Separate Account. Variable Sub-accounts are used to
competent jurisdiction as to the cause of death, or other	determine the allocation of the Contract’s assets within
proof of death satisfactory to us.	the Variable Separate Account.
Riders – Attachments to this Contract that add, change or	Valuation Period – The time from the close of regular trading
supersede its terms or provisions.	on the NYSE on one Business Day to the close of regular
Right to Examine Period – The period of this Contract	trading on the next succeeding Business Day.
during which the owner has the right to cancel or void the	Withdrawal – A transaction in which only a portion of the
Contract.	Cash Surrender Value is taken from the Contract.

4

Synopsis – The Contract
This synopsis reviews some important things that you should know about this annuity. It is designed only as a guide, and you should read the entire prospectus for complete details. [CROSS REFERENCES TO BE UPDATED BY PRE-EFFECTIVE

AMENDMENT.]

You can use an annuity to save money for retirement and to	What other options do I have for accessing money from
receive retirement income for life. It is not meant to be used to	my annuity?
meet short-term financial goals.
Regular withdrawals: You can withdraw up to 10% of your
This annuity is a flexible premium annuity, which means that	Accumulation Value during a premium year without paying a
you may buy it with multiple payments. The first payment	surrender charge . The surrender charge is based on the
(Initial Premium) must be at least $25,000. If you purchase the	amount of time since Premium was added. The surrender
annuity with pre-tax money (qualified), each Additional	charge is a percentage of the Withdrawal. For more
Premium must be at least $50. If you purchase it with after-tax	information about surrender charges and any Premium Credit
money (nonqualified), each Additional Premium must be at	recapture, see page*.
least $500. Payments cannot total more than $1,500,000 total
unless you receive approval from us. This annuity also offers a	Systematic withdrawals: You can get monthly, quarterly, or
Premium Credit, which is a percentage of the Premium.	annual payments from your annuity in set amounts without
paying surrender charges. There are restrictions on taking
THE ANNUITY CONTRACT	systematic withdrawals, and you should review pages 46 – 47
for details.
How does this annuity work?
This variable annuity is a contract between you and us. You	Extended medical care and terminal condition waiver of
pay premiums into your annuity contract, and we agree to	surrender charge: If you are in a hospital or nursing facility or
make payments to you, starting now or at some point in the	diagnosed with a terminal illness, you can take money from
future.	your annuity without paying a surrender charge under some
conditions. See pag* for more information.
An annuity has two phases: the accumulation phase and the
income phase.	What happens if I die?
This annuity has a death benefit that pays money to your
During the accumulation phase, you make investment	beneficiary if you die before we start to pay you income from
decisions that can increase or decrease your annuity’s value.	your annuity. You must choose 1 of 3 guaranteed Death
This annuity can build earnings in two ways: 1) from various	Benefit Riders. For more information about the Death
investment options we offer (Variable Sub-accounts) and 2)	Benefits, see the next section of this summary and page *.
from a fixed interest account (MVA Account). You decide
how your money is allocated.	RIDERS

For a list of the Variable Sub-accounts available to you, see	What other benefits can I choose?
the fund portfolios in appendix B. The MVA Account is an	This annuity offers you optional benefits to help protect your
investment option offered by us, subject to state approval.	annuity’s Accumulation Value against downturns in the
Interest is guaranteed for specific periods that can vary	market. There are two kinds of optional benefits available for
according to certain conditions. For more information on the	an additional charge: living benefits and death benefits. Living
MVA Account, see appendix * or the Fixed Account II	benefits protect the annuity’s value for you; death benefits
prospectus.	protect the value for your beneficiary;

Since this annuity is tax-deferred, you don’t pay taxes on the	Living benefits (page*): Living benefits offer guarantees of
earnings until the money is paid to you.	either the annuity’s Accumulation Value or the specific
withdrawal amount when the time comes for you to start
We begin to pay money to you during the income phase. We	receiving the annuity’s value as income. This annuity offers
use your annuity’s Accumulation Value to determine how	three living benefit riders:
much income you can receive (Annuity Payments). You can	· Minimum Guaranteed Income Benefit Rider:
choose to get payouts for life or for a specific period of time	Guarantees a future value of your annuity no matter
(Annuity Plans). You choose the date the payouts start	how the investment options you choose perform (see
(Annuity Commencement Date) and how often you receive	page*)
them. See page* for more information about the Annuity Plans	· ING LifePay Plus Rider: Guarantees your
available to you.	withdrawals at a set amount even if your contract’s
value drops to zero (page*)

5

· ING Joint LifePay Plus Rider: Guarantees your	How will payouts and withdrawals from my annuity be
withdrawals for both you and your spouse at a set	taxed?
amount even if your annuity value drops to zero	This annuity is tax-deferred, which means you don’t pay taxes
(page*)	on the annuity’s earnings until the money is paid to you. When you take payouts or make a Withdrawal, you pay ordinary
Death Benefits (pages 54 – 60): All Death Benefits pay money	income tax on the accumulated earnings. You also defer
to your beneficiary if you die. The Contract has a Death	paying taxes on earnings if you move money from one
Benefit equal to the greater of the Cash Surrender Value or	Variable Sub-account to another. You may pay a federal
Accumulation Value less any recapture of Premium Credits.	income tax penalty on earnings you withdraw before age 59½.
You may choose 1 of the following 3 guaranteed Death	If your state imposes a premium tax, it will be deducted from
Benefit Riders to help guard against investment loss:	the money you receive. For more information about taxes, see
· Standard Death Benefit Rider: Pays the	page *.
greater of Premiums adjusted for
Withdrawals or the Accumulation Value.	You can exchange one tax-deferred annuity for another
· Quarterly Ratchet Death Benefit Rider:	without paying taxes on the accumulated earnings when you
Locks in a Death Benefit each quarter that	make the exchange. Before you do, compare the benefits,
the contract’s Accumulation Value reaches a	features, and costs of the two annuities.
new high (page *)
· Max 7% Solution Death Benefit Rider:	Does buying an annuity in a retirement plan provide extra
Guarantees the higher Death Benefit	tax benefits?
between the Quarterly Ratchet and the Initial	No. Buying an annuity within an IRA, 401(k), or other tax-
Premium growing at a 7% interest rate (page	deferred retirement plan doesn’t give you any extra tax
*)	benefits. Choose your annuity based on its other features and
The EMDB Rider is also available to purchase, which	benefits as well as its risks and costs, not its tax benefits.
guarantees an additional percentage of your earnings are
added to the Death Benefit (page *)	OTHER INFORMATION

FEES, EXPENSES, AND OTHER CHARGES	What else do I need to know?
We may change your annuity contract from time to time to
What fees or charges do you deduct from my annuity?	follow federal or state laws and regulations. If we do, we’ll tell
You will pay fees while you own the annuity. Fees depend on	you about the changes in writing.
the value of the investments in your annuity and the types of
investments you choose. There are three types of fees:	Compensation: We pay the broker-dealer for selling the
transactional, recurring (including any Rider charges) and	annuity to you. Your broker-dealer also may have certain
underlying portfolio fees. For specific information about these	revenue sharing arrangements or pay its personnel more for
fees, see pages xx.	selling this annuity contract than for selling other annuity contracts. See page * for more information.
You’ll see all deducted fees and charges on your quarterly
statement.	Right to Examine (Free Look): Many states have laws that
give you a set number of days to look at an annuity after you
TAXES	buy it. If you decide during that time that you don’t want it, you can return the annuity. See page * for more information
about your free-look period.

6

Synopsis – Fees and Expenses
The following tables describe the fees and expenses that you will pay when buying, owning, and Surrendering the Contract.

This table describes the fees and expenses that you will pay at the time that you buy the Contract, Surrender the Contract, or transfer Accumulation Value between Variable Sub-accounts. Premium Taxes may also be deducted.

Transactional		1.	A surrender charge may apply to a Surrender or Withdrawal Premium. The Contract has a
Surrender Charge[1]	9%		surrender charge schedule. Each Premium is subject to its own surrender charge schedule
Excess Transfer Charge[2] $25			lasting 8 full years from the payment date:
Premium Credit			Full years since paid	0	1	2	3	4	5	6	7	8	9

Recapture[3]	100%		Surrender charge	X%	X%	X%	X%	X%	X%	X%	X%	X%	X%

2.	Per transfer after 12 during a Contract Year, currently zero.

3.	Recapture may apply to a Premium Credit when you return the Contract during the Right to Examine Period; any Premium Credits added to the Contract’s Accumulation Value for Premium received 12 months prior to the Owner’s death and later, until, if applicable, the Contract is continued by the deceased Owner’s spouse; or any Premium Credits added to the Contract’s Accumulation Value for Premium received within 12 months prior to the date we receive the Owner’s request for a Surrender or Withdrawal as a result of Extended Medical Care or due to a Terminal Condition .

This table describes the fees and expenses that you will pay periodically during the time that you own the Contract, not including Variable Sub-account fees and expenses.

Recurring		4.	The annual administrative charge is waived on
Annual Administrative Charge[4]	$40		Accumulation Value or Premiums of $100,000 or more
			when it is to be deducted. This charge is deducted on your
Separate Account Annual Expenses			Contract Anniversary, the Annuity Commencement Date, or
Mortality & Expense Risk Charge	1.60%		when you Surrender the Contract.
Asset Based Administrative Charge	0.15%	5.	These charges are deducted on Business Days as a

			percentage of the Accumulation Value in each Variable Sub-
Total Separate Account Annual Expenses[5]	2.80%		account.

This table describes the charges for the Riders currently available with the Contract.

Riders
Death Benefits[6]				Current	Maximum
Guaranteed Standard Death Benefit and Transfer Rider (Standard)				XX%	1.60%
Guaranteed Ratchet Death Benefit and Transfer Rider (Quarterly Ratchet)				XX%	1.90%
Guaranteed Combination Death Benefit and Transfer Rider (Max 7% Solution)				XX%	2.15%
Earnings Multiplier Death Benefit (EMDB) Rider				XX%	0.70%
Living Benefits[7]
Minimum Guaranteed Income Benefit (MGIB) Rider[8]				XX%	1.50%
Minimum Guaranteed Withdrawal Benefit Rider with Automatic Reset
(ING LifePay Plus)[9]				XX%	1.30%
Minimum Guaranteed Withdrawal Benefit Rider with Automatic Reset
(ING Joint LifePay Plus)[10]				XX%	1.50%

6.	You must choose 1 of the 3 guaranteed Death Benefit Riders, and your Contract’s schedule page will reflect its corresponding charge as the mortality & expense risk charge. In addition, you may choose to purchase the EMDB Rider.

7.	You may choose to purchase 1 of the 3 living benefit Riders.

8.	The amount of the charge for the MGIB Rider is calculated using the MGIB Charge Base and deducted proportionally, in arrears, from the Accumulation Value in the Variable Sub-accounts on each quarterly Contract Anniversary (and the fixed option whenever there is insufficient Accumulation Value in the Variable Sub-accounts). See page *.

7

9.	The amount of the charge for the ING LifePay Plus Rider is calculated using the ING LifePay Plus Base and deducted proportionally, in arrears, from the Accumulation Value in the Variable Sub-accounts on each quarterly Contract Anniversary (and the fixed option whenever there is insufficient Accumulation Value in the Variable Sub-accounts). This charge can increase upon a Quarterly Ratchet once the Lifetime Withdrawal Phase begins, subject to the maximum charge; however, we promise not to increase the charge for the first five years you have this Rider. See page *.

10.	The amount of the charge for the ING Joint LifePay Plus Rider is calculated using the ING LifePay Plus Base and deducted proportionally, in arrears, from the Accumulation Value in the Variable Sub-accounts on each quarterly Contract Anniversary (and the fixed option whenever there is insufficient Accumulation Value in the Variable Sub-accounts). This charge can increase upon a Quarterly Ratchet once the Lifetime Withdrawal Phase begins, subject to the maximum charge; however, we promise not to increase the charge for the first five years you have this Rider. See page *.

This item shows the minimum and maximum total gross operating expenses charged by the Variable Sub-accounts that you may pay periodically during the time that you own the contract. More detail concerning each Variable Sub-account’s fees and expenses is contained in the prospectus for the relevant underlying portfolio.

Total Annual Variable Sub-account Gross Operating Expenses

Expenses that are deducted from underlying portfolio	Minimum	Maximum
assets, including management fees, service and/or
distribution (12b-1) fees, and other expenses11, 12	XX%	XX%

11.	We may receive compensation from the underlying portfolios or their affiliates based on an annual percentage of the average net assets held in that portfolio by us. The percentage paid may vary from one underlying portfolio to another. For certain underlying portfolios, some of this compensation may be paid out as 12b-1 fees or service fees that are deducted from portfolio assets. These fees are disclosed in the underlying portfolio prospectuses. We may also receive compensation from certain underlying portfolios or their affiliates for recordkeeping or other services. These additional payments are made by the underlying portfolios to us and do not increase, directly or indirectly, the expenses shown above. See page *.

12.	No underlying portfolio currently charges a redemption fee. See page *.

This example is intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts.

Example

Assumptions

a.	You invest $10,000 in the contract for the time periods indicated below.

b.	The costs reflected include the transactional and recurring fees and expenses noted above and the charges for these optional riders: Max 7% Solution, EMDB Rider, and ING Joint LifePay Plus. Also included are the maximum gross operating expenses noted above of any of the Variable Sub-accounts.

c.	The example assumes that your investment has a 5% return each year.

Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

If you Surrender or annuitize your contract at the end of the applicable time period
1 year	3 years	5 years	10 years
$XX	$ XX	$ XX	$ XX
If you do not Surrender your contract
1 year	3 years	5 years	10 years
$ XX	$ XX	$ XX	$ XX

8

Fees Deducted by the Underlying Portfolios
The prospectuses for the underlying portfolios show the investment advisory fees, 12b-1 fees and other expenses including service fees (if applicable) charged annually. Fees of an underlying portfolio are one factor that impacts the value of a share. Please refer to the prospectuses for the underlying portfolios for more information and to learn more about additional factors.

The Company may receive compensation from each of the underlying portfolios or their affiliates based on an annual percentage of the average net assets held in that underlying portfolio by the Company. The percentage paid may vary from one fund company to another. For certain underlying portfolios, some of this compensation may be paid out of 12b-1 fees or service fees that are deducted from underlying portfolio assets. Any such fees deducted from underlying portfolio assets are disclosed in the prospectuses for the underlying portfolio. The Company may also receive additional compensation from certain underlying portfolios for administrative, recordkeeping or other services provided by the Company to the underlying portfolios or their affiliates. These additional payments may also be used by the Company to finance distribution. These additional payments are made by the underlying portfolio or their affiliates to the Company and do not increase, directly or indirectly, the underlying portfolio fees and expenses. Please see “Charges and Fees – Trust and Fund Expenses” for more information.

In the case of fund companies affiliated with the Company, where an affiliated investment adviser employs subadvisers to manage the underlying portfolios, no direct payments are made to the Company or the affiliated investment adviser by the subadvisers.
Subadvisers may provide reimbursement for employees of the Company or its affiliates to attend business meetings or training conferences. Investment management fees are apportioned between the affiliated investment adviser and subadviser. This apportionment varies by subadviser, resulting in varying amounts of revenue retained by the affiliated investment adviser. This apportionment of the investment advisory fee does not increase, directly or indirectly, underlying portfolio fees and expenses. Please see “Charges and Fees – Trust and Fund Expenses” for more information.

Fees are deducted from the value of the underlying portfolio shares on a daily basis, which in turn affects the value of each Variable
Sub-account that purchases fund shares.

Condensed Financial Information

Accumulation Value
We use accumulation units to calculate the Accumulation Value of a Contract. Each Variable Sub-account of Separate Account B has its own accumulation unit value. Their values may increase or decrease from day to day based on the investment performance of the applicable underlying portfolio. Shares in the underlying portfolios are valued at their net asset value.

On the Contract Date, the Accumulation Value equals your Initial Premium, plus the Premium Credit and less any Premium Tax, if applicable. We calculate the Accumulation Value at the end of each Business Day:

(1)	We start with the Accumulation Value in the Variable Sub-account on the preceding Business Day;

(2)	We multiply (1) by the Variable Sub-account’s Net Return Factor (see below).

(3)	We add to (2) any Additional Premium, plus the Premium Credit and subtract any Premium Tax, if applicable.

(4)	We add or subtract any transfers to or from the Variable Sub-account.

(5)	We subtract from (4) any Withdrawals, including any recapture of Premium Credits, if applicable, and surrender charges.

(6)	We subtract from (5) any charges other than daily charges (e.g., a living benefit Rider charge that is deducted on quarterly Contract Anniversaries).

No accumulation unit value history is contained in this prospectus because the Contract has not previously been offered for sale.

The Net Return Factor is an index number which reflects certain charges under the Contract and the investment performance of the
Variable Sub-account. The Net Return Factor is calculated for each Variable Sub-account as follows:

(1)	We take the net asset value of the Variable Sub-account at the end of each Business Day.

(2)	We add to (1) the amount of any dividend or capital gains distribution declared for and reinvested in the underlying portfolio. We subtract from that amount a charge for any taxes.

(3)	We divide (2) by the net asset value of the underlying portfolio at the end of the preceding Business Day.

(4)	We subtract the daily charges from the Variable Sub-account (e.g., the mortality & expense risk charge).

Calculations for the Variable Sub-accounts are made on a per unit basis.

9

Financial Statements
The financial statements of each of ING USA and its Separate Account B can be found in the SAI. The financial statements of the separate account include information about all contracts offered through it. The financial statements of ING USA should only be considered as bearing on the company’s ability to meet its contractual obligations under the Contracts. ING USA’s financial statements do not bear on the future investment experience of the assets held in the separate account.

ING USA Annuity and Life Insurance Company

Organization and Operation
ING USA is an Iowa stock life insurance company, which was originally incorporated in Minnesota on January 2, 1973. ING USA is a wholly owned subsidiary of Lion Connecticut Holdings Inc. (“Lion Connecticut”), which in turn is a wholly owned subsidiary of
ING Groep N.V. (“ING”), a global financial services holding company based in The Netherlands. ING USA is authorized to sell insurance and annuities in all states, except New York, and the District of Columbia. Although we are a subsidiary of ING, ING is not responsible for the obligations under the Contract. The obligations under the Contract are solely the responsibility of ING USA
Annuity and Life Insurance Company.

Lion Connecticut is the holding company for Directed Services LLC, the investment manager of the ING Investors Trust and the distributor of the Contracts, and other interests. ING also owns ING Investments, LLC and ING Investment Management Co., portfolio managers of the ING Investors Trust, and the investment managers of the ING Variable Insurance Trust and ING Variable
Products Trust and ING Variable Product Portfolios, respectively.

Our principal office is located at 1475 Dunwoody Drive, West Chester, Pennsylvania 19380.

Regulatory Matters
As with many financial services companies, the Company and its affiliates have received informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the financial services industry. In each case, the Company and its affiliates have been and are providing full cooperation.

Insurance and Retirement Plan Products and Other Regulatory Matters
Federal and state regulators and self-regulatory agencies are conducting broad inquiries and investigations involving the insurance and retirement industries. These initiatives currently focus on, among other things, compensation, revenue sharing, and other sales incentives; potential conflicts of interest; potential anti-competitive activity; reinsurance; sales and marketing practices (including sales to seniors); specific product types (including group annuities and indexed annuities); and disclosure. It is likely that the scope of these industry investigations will further broaden before they conclude. The Company and certain of its U.S. affiliates have received formal and informal requests in connection with such investigations, and are cooperating fully with each request for information.
Some of these matters could result in regulatory action involving the Company. These initiatives also may result in new legislation and regulation that could significantly affect the financial services industry, including businesses in which the Company is engaged.
In light of these and other developments, U.S. affiliates of ING, including the Company, periodically review whether modifications to their business practices are appropriate.

Investment Product Regulatory Issues
Since 2002, there has been increased governmental and regulatory activity relating to mutual funds and variable insurance products. This activity has primarily focused on inappropriate trading of fund shares; directed brokerage; compensation; sales practices, suitability, and supervision; arrangements with service providers; pricing; compliance and controls; adequacy of disclosure;
and document retention.

In addition to responding to governmental and regulatory requests on fund trading issues, ING management, on its own initiative, conducted, through special counsel and a national accounting firm, an extensive internal review of mutual fund trading in ING insurance, retirement, and mutual fund products. The goal of this review was to identify any instances of inappropriate trading in those products by third parties or by ING investment professionals and other ING personnel.

The internal review identified several isolated arrangements allowing third parties to engage in frequent trading of mutual funds within the variable insurance and mutual fund products of certain affiliates of the Company, and identified other circumstances where frequent trading occurred despite measures taken by ING intended to combat market timing. Each of the arrangements has been terminated and disclosed to regulators, to the independent trustees of ING Funds (U.S.) and in Company reports previously filed with the SEC pursuant to the Securities Exchange Act of 1934, as amended.

10

Action may be taken by regulators with respect to certain ING affiliates before investigations relating to fund trading are completed.
The potential outcome of such action is difficult to predict but could subject certain affiliates to adverse consequences, including, but not limited to, settlement payments, penalties, and other financial liability. It is not currently anticipated, however, that the actual outcome of any such action will have a material adverse effect on ING or ING’s U.S. based operations, including the Company.

ING has agreed to indemnify and hold harmless the ING Funds from all damages resulting from wrongful conduct by ING or its employees or from ING’s internal investigation, any investigations conducted by any governmental or self-regulatory agencies, litigation or other formal proceedings, including any proceedings by the SEC. Management reported to the ING Funds Board that
ING management believes that the total amount of any indemnification obligations will not be material to ING or ING’s U.S.-based operations, including the Company.

Product Regulation
Our products are subject to a complex and extensive array of state and federal tax, securities and insurance laws, and regulations, which are administered and enforced by a number of governmental and self-regulatory authorities. Specifically, U.S. federal income tax law imposes requirements relating to nonqualified annuity product design, administration, and investments that are conditions for beneficial tax treatment of such products under the Internal Revenue Code. (See “Federal Tax Considerations” for further discussion of some of these requirements.) Failure to administer certain nonqualified contract features (for example, contractual annuity start dates in nonqualified annuities) could affect such beneficial tax treatment. In addition, state and federal securities and insurance laws impose requirements relating to insurance and annuity product design, offering and distribution, and administration. Failure to meet any of these complex tax, securities, or insurance requirements could subject the Company to administrative penalties, unanticipated remediation, or other claims and costs.

Separate Account B

Organization and Operation
Separate Account B of ING USA was established as a separate account of the Company on July 14, 1988. Separate Account B is
governed by the laws of Iowa. It is registered with the SEC as a unit investment trust under the Investment Company Act of 1940, as amended (the “1940 Act”). Separate Account B is a separate investment account used for our variable annuity contracts. We own all the assets in Separate Account B but such assets are kept separate from our other accounts.

Separate Account B is divided into Variable Sub-accounts. Each Variable Sub-account invests exclusively in shares of an underlying portfolio. Each underlying portfolio has its own distinct investment objectives and policies. Income, gains and losses, realized or unrealized, of an underlying portfolio are credited to or charged against the corresponding Variable Sub-account of Separate Account
B without regard to any other income, gains or losses of the Company. Assets equal to the reserves and other contract liabilities with respect to each are not chargeable with liabilities arising out of any other business of the Company. They may, however, be subject to liabilities arising from Variable Sub-accounts whose assets we attribute to other variable annuity contracts supported by Separate
Account B. If the assets in Separate Account B exceed the required reserves and other liabilities, we may transfer the excess to our general account. When we deduct the fees we charge for the Contract, these would constitute excess assets that we would transfer to the general account. We are obligated to pay all benefits and make all payments provided under the Contracts, and will keep the separate account fully funded to cover such liabilities.

Note: We currently offer other variable annuity contracts through Separate Account B having different Variable Sub-accounts that are not discussed in this prospectus. Under certain circumstances, we may make certain changes to the Variable Sub-accounts. For more information, see “The Annuity Contract — Addition, Deletion, or Substitution of Subaccounts and Other Changes.”

Variable Sub-accounts

You will find information about the Variable Sub-accounts currently available under your Contract in Appendix B — The
Investment Portfolios. A prospectus containing more complete information on each underlying portfolio may be obtained by calling the Customer Service Center. You should read the prospectus carefully before investing.

Certain underlying portfolios are designated as “Master-Feeder” or “LifeStyle Funds.” Underlying portfolios offered in a Master-
Feeder structure (such as the American Funds) or fund of funds structure (such as the LifeStyle Funds) may have higher fees and expenses than an underlying portfolio that invests directly in debt and equity securities. Consult with your investment professional to determine which Variable Sub-accounts are suited to your financial needs, investment time horizon and risk tolerance. You should periodically review these factors to determine if you need to change your investment strategy.

11

If, due to differences in tax treatment or other considerations, the interests of owners of various contracts participating in the underlying portfolios conflict, we, the Boards of Trustees or Directors of the underlying portfolios, and any other insurance companies participating in the underlying portfolios will monitor events to identify and resolve any material conflicts that may arise.

Covered Funds, Special Funds and Excluded Funds
Certain Riders have fund classifications for purposes of calculating the amount of your guaranteed benefit over the Accumulation
Value. Variable Sub-accounts are designated as Covered Funds, Special Funds or Excluded Funds. Covered Funds participate fully in all guaranteed benefits. Special Funds may participate at less than the full rate. Excluded Funds do not participate in any guaranteed benefits due to their potential for volatility; however, no Variable Sub-accounts are currently designated as Excluded
Funds.

Variable Sub-account classifications may vary by benefit. For example, we may designate a Variable Sub-account as a Special Fund for a living benefit Rider, but not a Death Benefit Rider, or for one Death Benefit Rider and not another. We may change a Variable
Sub-account’s designation upon 30 days notice to you. The change could apply to transfers or Additional Premium. For more information about these categories of funds with a death benefit, please see “Death Benefit Choices – Death Benefit During the
Accumulation Phase” and Appendix F for examples. These categories of funds also apply to the Minimum Guaranteed Income
Benefit rider. Please see “Living Benefit Riders” for more information.

Fees and Expenses

We deduct the following fees and expenses to compensate us for our costs, the services we provide, and the risks we assume under the
Contracts. We incur costs for distributing and administering the Contracts, including compensation and expenses paid in connection with sales of the Contracts, for paying the benefits payable under the Contracts and for bearing various risks associated with the
Contracts. Some of these fees and expenses are for Riders, so they are only deducted if you choose to purchase the Rider. Fees and expenses expressed as a percentage are rounded to the nearest hundredth of one percent. We expect to profit from the charges, including the mortality and expense risk charge and rider and benefit charges, and we may use the profits to finance the distribution of
Contracts. The charges for a contract with a Premium Credit may be higher than a contract without one. Over time, the amount of the
Premium Credit may be more than offset by the charges.

Charge Deduction Variable Sub-account
You may elect to have all fees and expenses, except daily charges, deducted from the Specially Designated Variable Sub-account, currently, the ING Liquid Assets Portfolio. If you do not elect this option, or if the amount of the charges is greater than the
Accumulation Value in the Specially Designated Variable Sub-account, we will deduct them proportionally from the Accumulation
Value. You may cancel this option at any time by Notice to Us, and any change will take effect within 7 days of our receipt of your request.

Surrender Charge
A surrender charge may apply to a Surrender or Withdrawal of Premium. The Contract has a surrender charge schedule. This charge is intended to cover sales expenses we have incurred. Each Premium is subject to its own surrender charge schedule lasting 9 complete years from the payment date. We consider Withdrawals to come from Premium in the same order as paid (first-in, first-out
(FIFO)). So the rate of this charge depends on the number of complete years that have elapsed since you paid the Premium and is deducted from the amount of the Withdrawal of Premium, unless you request otherwise:

Full years since paid	0	1	2	3	4	5	6	7	8	9

Surrender charge	X%	X%	X%	X%	X%	X%	X%	X%	X%	X%

You may request that any surrender charge be deducted proportionally from the Accumulation Value in the Variable Sub-accounts. In this case, whenever no Variable Sub-accounts remain or the Accumulation Value in them is insufficient to pay this charge, we will deduct it from the Accumulation Value in the MVA Account, starting with the Guarantee Period nearest maturity, until paid.

No surrender charge applies, however, to a Withdrawal, and that Withdrawal will not be treated as a Withdrawal of Premium, if it does not exceed 10% of the Accumulation Value less any Withdrawals already taken during the Contract Year, as determined on the date of the Withdrawal.

Also, the Contract has a waiver of surrender charge for Extended Medical Care or a Terminal Condition. Extended Medical Care
means confinement in a hospital or nursing home prescribed by a qualifying medical professional, as these terms are defined in the
Contract. We will waive the surrender charge in most states in the event: (i) you begin receiving Extended Medical Care on or after the first Contract Anniversary for at least 45 days during a 60 day period with Notice to Us during the term of your care or within 90

12

days after the last day of your care; or (ii) you are first diagnosed by a qualifying medical professional, on or after the first Contract
Anniversary, as having a Terminal Condition. Terminal Condition means an illness or injury which results in a life expectancy of 12 months or less, as measured from the date of diagnosis by a qualifying medical professional. We have the right to require an examination by a physician of our choice. If we require such an examination, we will pay for it. If we waive the surrender charge, we will deduct any Premium Credit added to your Accumulation Value within 1 year of the Withdrawal, and we will not add any
Premium Credit to any Additional Premiums on or after the date of this waiver.

Premium Tax
The Premium you pay for the Contract may be subject to Premium Tax of 0% to 3.5%, depending on your state of residence. Any
Premium Tax may be imposed: when Premiums are paid; upon a Surrender or Withdrawal, or payment of the Death Benefit; or the
Accumulation Value is applied to any Annuity Plan on the Annuity Commencement Date. Unless you direct otherwise, any Premium
Taxes will be deducted proportionally from the Accumulation Value. We have the right to change the Premium Tax rate to conform with changes in the law or if you change your state of residence.

Annual Administrative Charge
The Contract has a $40 annual administrative charge. This charge covers a portion of our ongoing administrative expenses and is deducted proportionally from the Accumulation Value in the Variable Sub-accounts on each Contract Anniversary, the Annuity
Commencement Date, or when you Surrender the Contract. Whenever no Variable Sub-accounts remain or the Accumulation Value in them is insufficient to pay this charge, we will deduct it from the Accumulation Value in the MVA Account, starting with the
Guarantee Period nearest maturity, until it is paid. This charge is waived either on Accumulation Value or Premium of $100,000 or more when it is due to be deducted. We may at any time reduce, but never increase these amounts for waiving this charge.

Excess Transfer Charge
This Contract has a $25 excess transfer charge for each transfer after 12 during a Contract Year. Currently, we do not deduct this charge. The charge is deducted from the Accumulation Value in the Variable Sub-account or MVA Account from which the transfer is made. The charge will not apply to any transfers due to the election of dollar cost averaging or automatic rebalancing.

Redemption Fees
If applicable, we may deduct the amount of any redemption fees imposed by the underlying portfolios as a result of Withdrawals, transfers or other fund transactions you initiate. Redemption fees, if any, are separate and distinct from any transaction charges or other charges deducted from your Accumulation Value. The prospectus for an underlying portfolio would have a more complete description of its fees and expenses.

Mortality & Expense Risk Charge
The Contract has a mortality & expense risk charge that depends on your chosen guaranteed Death Benefit Rider. The charge is deducted Business Days as a percentage of the Accumulation Value in each Variable Sub-account. This charge compensates us for death benefit and annuitization risks and the risk that expense charges will not cover actual expenses. If there are any profits from this charge, we may use them to finance the distribution of contracts.

	Current	Maximum

Standard Death Benefit	XX%	1.60%
Quarterly Ratchet Death Benefit	XX%	1.90%

Max 7% Solution Death Benefit	XX%	2.15%

Asset Based Administrative Charge
The Contract has an asset based administrative charge of 0.15% annually, which is deducted on Business Days from the Accumulation
Value in each Variable Sub-account.

EMDB Rider Charge
The charge for the EMDB Rider is XX% annually (the maximum annual charge is 0.70%), deducted proportionally, in arrears, from the Accumulation Value in the Variable Sub-accounts each quarterly Contract Anniversary. Whenever no Variable Sub-accounts remain or the Accumulation Value in them is insufficient to pay this charge, we will deduct it from the Accumulation Value in the
MVA Account, starting with the Guarantee Period nearest maturity, until it is paid. This Rider will terminate if the Contract’s
Accumulation Value is insufficient to cover its charge. This charge will be prorated in the event the Contract or this Rider is terminated for any reason other than insufficient Accumulation Value.

MGIB Rider Charge
The charge for the MGIB Rider is currently XX% annually (the maximum annual charge is 1.50%), calculated using the MGIB
Charge Base and deducted proportionally, in arrears, from the Accumulation Value in the Variable Sub-accounts on each Contract
Anniversary. Whenever no Variable Sub-accounts remain or the Accumulation Value in them is insufficient to pay this charge, we

13

will deduct it from the Accumulation Value in the MVA Account, starting with the Guarantee Period nearest maturity, until it is paid.
This Rider will terminate if the Contract’s Accumulation Value is insufficient to cover its charge. This charge will be prorated in the event the Contract or this Rider is terminated for any reason other than insufficient Accumulation Value, or you exercise the option to receive the MGIB instead of Annuity Payments under the Contract. The charge will not exceed the rate in effect on the date you choose to purchase this rider.

ING LifePay Plus Rider Charge
The charge for the ING LifePay Plus Rider is currently XX% annually (the maximum annual charge is 1.30%), calculated using the
ING LifePay Plus Base and deducted proportionally, in arrears, from the Accumulation Value in the Variable Sub-accounts on each quarterly Contract Anniversary after the rider effective date. (The rider effective date is the Contract Date if you chose to purchase this rider at that time; otherwise, it will be on the next following quarterly Contract Anniversary.) Whenever no Variable Sub-
accounts remain or the Accumulation Value in them is insufficient to pay this charge, we will deduct it from the Accumulation Value in the MVA Account, starting with the Guarantee Period nearest maturity, until it is paid. The charge will no longer be deducted once this Rider enters the Lifetime Automatic Periodic Benefit Status. (Lifetime Automatic Periodic Benefit Status occurs when your contract value is reduced to zero and other conditions are met.) We reserve the right to increase the charge for the ING LifePay Plus
Rider upon a Quarterly Ratchet once the Lifetime Withdrawal Phase begins. You will never pay more than new purchasers of this
Rider, subject to the maximum annual charge. We promise not to increase the charge for your first 5 Contract Years. For more information about how this rider works, please see “Living Benefit Riders – ING LifePay Plus Minimum Guaranteed Withdrawal
Benefit Rider.”

ING Joint LifePay Plus Rider Charge
The charge for the ING Joint LifePay Plus Rider is currently XX% annually (the maximum annual charge is 1.50%), calculated using the ING LifePay Plus Base and deducted proportionally, in arrears, from the Accumulation Value in the Variable Sub-accounts on each quarterly Contract Anniversary after the rider effective date. (The rider effective date is the Contract Date if you chose to purchase this rider at that time; otherwise, it will be on the next following quarterly Contract Anniversary.) Whenever no Variable
Sub-accounts remain or the Accumulation Value in them is insufficient to pay this charge, we will deduct it from the Accumulation
Value in the MVA Account, starting with the Guarantee Period nearest maturity, until it is paid. The charge will no longer be deducted once this Rider enters the Lifetime Automatic Periodic Benefit Status. (Lifetime Automatic Periodic Benefit Status occurs when your contract value is reduced to zero and other conditions are met.) We reserve the right to increase the charge for the ING
Joint LifePay Plus rider upon a Quarterly Ratchet once the Lifetime Withdrawal Phase begins. You will never pay more than new purchasers of this Rider, subject to the maximum annual charge. We promise not to increase the charge for your first 5 contract years.
For more information about how this rider works, please see “Living Benefit Riders – ING Joint LifePay Plus Minimum Guaranteed
Withdrawal Benefit Rider.”

Underlying Portfolio Expenses
As shown in the prospectuses for the underlying portfolios as well as described in the “Fees Deducted by the Underlying Portfolios”
section of this prospectus, each underlying portfolio deducts management fees from the amounts allocated to it. In addition, each underlying portfolio deducts other expenses which may include service fees that may be used to compensate service providers, including the company and its affiliates, for administrative and contract owner services provided on behalf of the fund. Furthermore, certain underlying portfolios may deduct a distribution or 12b-1 fee, which is used to finance any activity that is primarily intended to result in the sale of fund shares. For a more complete description of these fees and expenses, review each prospectus for the underlying portfolio.

The company or its U.S. affiliates receive substantial revenue from each of the underlying funds or their affiliates, although the amount and types of revenue vary with respect to each of the underlying portfolios offered through the Contract. This revenue is one of several factors we consider when determining the Contract fees and charges and whether to offer an underlying portfolio through our contracts. Fund revenue is important to the Company’s profitability, and it is generally more profitable for us to offer affiliated underlying portfolios than to offer unaffiliated underlying portfolios.

In terms of total dollar amounts received, the greatest amount of revenue generally comes from assets allocated to underlying portfolios managed by Directed Services LLC or other Company affiliates, which underlying portfolios may or may not also be subadvised by another company affiliate. Assets allocated to underlying portfolios managed by a company affiliate but subadvised by unaffiliated third parties generally generate the next greatest amount of revenue. Finally, assets allocated to unaffiliated portfolios generate the least amount of revenue. The company expects to make a profit from this revenue to the extent it exceeds the company’s expenses, including the payment of sales compensation to our distributors.

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Types of Revenue Received from Affiliated Funds
Affiliated funds are (a) funds managed by Directed Services LLC or other company affiliates, which may or may not also be subadvised by another company affiliate; and (b) funds managed by a company affiliate but that are subadvised by unaffiliated third parties.

Revenues received by the company from affiliated funds may include:

  A share of the management fee deducted from fund assets;
  Service fees that are deducted from fund assets;
  For certain share classes, the company or its affiliates may also receive compensation paid out of 12b-1 fees that are deducted from fund assets; and
  Other revenues that may be based either on an annual percentage of average net assets held in the fund by the company or a percentage of the fund’s management fees.

These revenues may be received as cash payments or according to a variety of financial accounting techniques that are used to allocate revenue and profits across the organization. In the case of affiliated funds subadvised by unaffiliated third parties, any sharing of the management fee between the Company and the affiliated investment adviser is based on the amount of such fee remaining after the subadvisory fee has been paid to the unaffiliated subadviser. Because subadvisory fees vary by subadviser, varying amounts of revenue are retained by the affiliated investment adviser and ultimately shared with the company.

Types of Revenue Received from Unaffiliated Funds
Revenue received from each of the unaffiliated funds or their affiliates is based on an annual percentage of the average net assets held in that fund by the company. Some unaffiliated funds or their affiliates pay us more than others and some of the amounts we receive may be significant.

Revenues received by the company or its affiliates from unaffiliated funds include:

  For certain funds, compensation paid from 12b-1 fees or service fees that are deducted from fund assets; and
  Additional payments for administrative, recordkeeping or other services that we provide to the funds or their affiliates, such as processing purchase and redemption requests, and mailing fund prospectuses, periodic reports and proxy materials. These additional payments do not increase directly or indirectly the fees and expenses shown in each fund prospectus. These additional payments may be used by us to finance distribution of the Contract.

These revenues are received as cash payments, and if the unaffiliated fund families currently offered through the Contract were individually ranked according to the total amount they paid to the company or its affiliates in 2007, that ranking would be as follows:

· Fidelity Variable Insurance Product Portfolios

If the revenues received from affiliated funds were included in this list, payments from Directed Services LLC and other company affiliates would be at the top of the list.

In addition to the types of revenue received from affiliated and unaffiliated funds described above, affiliated and unaffiliated funds and their investment advisers, subadvisers or affiliates may participate at their own expense in company sales conferences or educational and training meetings. In relation to such participation, a fund’s investment adviser, subadviser or affiliate may make fixed dollar payments to help offset the cost of the meetings or sponsor events associated with the meetings. In exchange for these expense offset or sponsorship arrangements, the investment adviser, subadviser or affiliate may receive certain benefits and access opportunities to company sales representatives and wholesalers rather than monetary benefits. These benefits and opportunities include, but are not limited to, co-branded marketing materials, targeted marketing sales opportunities, training opportunities at meetings, training modules for sales personnel and opportunity to host due diligence meetings for representatives and wholesalers.

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Certain funds may be structured as “fund of funds.” These funds may have higher fees and expenses than a fund that invests directly in debt and equity securities because they also incur the fees and expenses of the underlying funds in which they invest. These funds are affiliated funds, and the underlying funds in which they invest may be affiliated funds as well. The fund prospectuses disclose the aggregate annual operating expenses of each portfolio and its corresponding underlying fund or funds. The “fund of funds” available under the Contract are identified in the list of investment portfolios toward the front of this prospectus.

Please note that certain management personnel and other employees of the company or its affiliates may receive a portion of their total employment compensation based on the amount of net assets allocated to affiliated funds. For more information, please see “Other
Contract Provisions – Selling the Contract.”

The Annuity Contract

The Contract described in this prospectus is a flexible premium deferred variable annuity contract with a premium credit provision.
The Contract provides a means for you to invest in one or more of the available Variable Sub-accounts. It also provides a means for you to invest in an MVA Account. See Appendix C and the Fixed Account II prospectus for more information on the MVA Account.

Owner
The Owner may exercise the rights provided under the Contract. One or more persons may own the Contract. With multiple Owners, the age of the oldest person will determine Death Benefit availability. Also, all Owners must agree to any change or in exercising the rights provided under the Contract.

The Death Benefit becomes payable when the Owner dies before the Annuity Commencement Date. If the owner is a non-natural owner, the Death Benefit is payable upon the death of the Annuitant. We will pay the Beneficiary the Death Benefit. The sole
Owner’s estate will be the Beneficiary if no Beneficiary has been designated or the Beneficiary has predeceased the Owner. In the case of a joint Owner’s death, we will designate the surviving Owner as the Beneficiary. This will override any previous Beneficiary designation. See “Joint Owner,” below.

Joint Owner
For non-qualified Contracts only, joint Owners may be named in a written request before the Contract is in effect. Joint Owners may independently exercise transfers and other transactions allowed under the Contract. All other rights of ownership must be exercised by both Owners. Joint Owners own equal shares of any benefits accruing or payments made to them. All rights of a joint Owner end at death of that Owner if the other joint Owner survives. The entire interest of the deceased joint Owner in the Contract will pass to the surviving joint Owner and the Death Benefit will be payable. Joint Owners may only select the Standard Death Benefit Rider.
The EMDB Rider is not available when there are joint Owners.

Any addition or deletion of a joint Owner is treated as a change of Owner which will result in recalculation of the Death Benefit. See
“Change of Contract Owner or Beneficiary,” below. The mortality & expense risk charge going forward will reflect the change in
Death Benefit. If you elected the EMDB Rider, it will terminate if you add a joint Owner after issue. Returning a Contract to single
Owner status will not restore the Death Benefit or the EMDB Rider. Unless otherwise specified, Age means the age of the oldest
Owner with joint Owners.

Annuitant
The Annuitant is the person designated by you to be the measuring life in determining Annuity Payments. You are the Annuitant unless another person is named. There may be 2 Annuitants. You may not change the Annuitant while he or she is living.

If the Owner is an individual, and the Annuitant dies before the Annuity Commencement Date, any Contingent Annuitant becomes the
Annuitant. If the Annuitant dies before the Annuity Commencement Date and there is no Contingent Annuitant, the Owner will become the Annuitant. In the event of joint Owners, the youngest will be the Contingent Annuitant. The Owner may designate a new
Annuitant within 60 days of the death of the Annuitant, or up to the Annuity Commencement Date, if less than 60 days. If the
Annuitant was the sole Owner and there is no Beneficiary designated, the Annuitant’s estate will be the Beneficiary.

If the Owner is not an individual, and the Annuitant dies before the Annuity Commencement Date, we will pay the designated
Beneficiary the Death Benefit. If a Beneficiary has not been designated, or if there is no designated Beneficiary living, the Owner will be the Beneficiary.

Only the Standard Death Benefit Rider is permitted on Contracts with joint Annuitants when the Owner is not an individual.
Regardless of whether a Death Benefit is payable, if the Annuitant dies and any Owner is not an individual, distribution rules under federal tax law will apply. You should consult your tax adviser for more information if the contract owner is not an individual.

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Beneficiary
The Beneficiary is the person designated by you to receive the Death Benefit. The Beneficiary may become the successor Owner if the Owner, who is a spouse, dies before the Annuity Commencement Date. We pay the Death Benefit to the primary Beneficiary
(unless there are joint Owners, in which case the Death Benefit is paid to the surviving owner(s)). If the Beneficiary dies before the
Annuitant or the Owner, we pay the Death Benefit to any Contingent Beneficiary. If there is no surviving Beneficiary, we pay the
Death Benefit to the Owner’s estate. One or more persons may be a Beneficiary or Contingent Beneficiary. In the case of more than one Beneficiary, we will assume any Death Benefit is to be paid in equal shares to the surviving Beneficiaries, unless you indicate otherwise in writing. The Owner may designate any Beneficiary to be an Irrevocable Beneficiary.

Change of Contract Owner or Beneficiary
During the Annuitant’s lifetime, you may transfer ownership of a non-qualified Contract. A change in ownership will result in recalculation of the Death Benefit as well as continuation of any other Rider you have chosen. The new Owner’s Age, as of the date of the change, will be used to calculate the applicable benefits and charges (the Annuitant’s Age for non-natural Owners). The new
Owner’s death will be included in determining when a Death Benefit is payable (the Annuitant’s death for non-natural Owners).

If you have chosen the Standard Death Benefit Rider, the Death Benefit will continue if the new Owner is Age 85 or under on the date of the ownership change. For either the Quarterly Ratchet Death Benefit Rider or the Max 7 Death Benefit Rider, the Death Benefit
will continue if the new Owner is Age 75 or under on the date of the ownership change. The Quarterly Ratchet Death Benefit Rider or the Max 7 Death Benefit Rider will terminate and the Death Benefit will become the Standard Death Benefit Rider whenever the new
Owner is Age 76 to 85. If the new Owner is Age 86 or over on the date of the ownership change, the Death Benefit will be the greater of the Cash Surrender Value or Accumulation Value less any recapture of Premium Credits, and the mortality & expense risk charge going forward will reflect the change in Death Benefit. Please note that once a Death Benefit has been changed due to a change in
Owner, a subsequent change to a younger Owner will not restore the Death Benefit.

With the EMDB Rider, so long as the new Owner is under Age 76, this Rider will continue, and the EMDB Base and the Maximum
EMDB Base will be recalculated as of the date of the change, using the new Owner’s Age as the issue age for the EMDB Factor;
otherwise, this Rider will terminate.

An ownership change may cause a living benefit rider to terminate, depending on whether spousal continuation is allowed. For more information about an ownership change with the MGIB rider, please see “Living Benefit Riders – Minimum Guaranteed Income
Benefit (the “MGIB rider”) Rider.” For more information with the ING LifePay Plus rider, please see “Living Benefit Riders – ING
LifePay Plus Minimum Guaranteed Withdrawal Benefit (“ING LifePay Plus”) Rider.” And for more information with the ING Joint
LifePay Plus rider, please see “Living Benefit Riders – ING Joint LifePay Plus Minimum Guaranteed Withdrawal Benefit (“ING Joint
LifePay Plus”) Rider.”

A change of Owner likely has tax consequences. See “Federal Tax Considerations” in this prospectus.

You have the right to change the Beneficiary during the Annuitant’s lifetime unless you have designated an Irrevocable Beneficiary, in which case the two of you will have to act together to exercise some of the rights and options under the Contract.

In the event of a death claim, we will honor the form of payment of the Death Benefit specified by the Beneficiary to the extent permitted under Section 72(s) of the Tax Code. You may also restrict a Beneficiary’s right to elect an Annuity Plan or receive a lump-
sum payment. If so, such rights or options will not be available to the Beneficiary.

Notice to Us is required for any changes. The change will not affect any payment made or action taken by us before recording the change.

Purchase and Availability of the Contract
We will issue a Contract SO LONG AS both the Annuitant and the Owner are Age 75 or younger at the time of application. The initial premium payment must be $25,000 or more. You may make additional payments of $500 or more ($50 for qualified Contracts)
at any time after the Right to Examine Period and up to the Contract Anniversary after your 85th birthday. Under certain circumstances, we may waive the minimum payment requirement. We may also change the Initial Premium or Additional Premium requirements for certain group or sponsored arrangements. Premiums causing the Accumulation Value of all annuities that you maintain with us to exceed $1,500,000 requires our prior approval.

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The Contract is designed for people seeking long-term tax-deferred accumulation of assets, generally for retirement or other long-term purposes. The tax-deferred feature is more attractive to people in high federal and state tax brackets. You should not buy this
Contract: (i) if you are looking for a short-term investment; (ii) if you cannot risk getting back less money than you put in; or (iii) if your assets are in a plan which provides for tax-deferral and you see no other reason to purchase this Contract. When considering an investment in the Contract, you should consult with your investment professional about your financial goals, investment time horizon and risk tolerance.

Replacing an existing insurance contract with this Contract may not be beneficial to you. Before purchasing the Contract, determine whether your existing contract will be subject to any fees or penalties upon surrender. Also, compare the fees, charges, coverage provisions and limitations, if any, of your existing contract with those of the Contract described in this prospectus.

IRAs and other qualified plans already have the tax-deferral feature found in this Contract. For an additional cost, the Contract provides other features and benefits including death benefits and the ability to receive a lifetime income. You should not purchase a qualified Contract unless you want these other features and benefits, taking into account their cost. See “Fees and Expenses” in this prospectus. If you are considering an Enhanced Death Benefit Option and/or the earnings multiplier benefit rider and your contract will be an IRA, see “Taxation of Qualified Contracts — Individual Retirement Annuities” and “Tax Consequences of Enhanced Death
Benefit” in this prospectus. If this Contract is issued as an IRA, no contributions may be made for the taxable year in which you attain
Age 70½.

Crediting of Premium Payments
We will process your Initial Premium within 2 Business Days after receipt and allocate the payment according to the instructions you specify at the Accumulation Value next determined, if the application and all information necessary for processing the Contract are complete. We will process Additional Premium payments within 1 Business Day if we receive all information necessary. In certain states we also accept Initial Premium and Additional Premium payments by wire order. Wire transmittals must be accompanied by sufficient electronically transmitted data. We may retain your Initial Premium payment for up to 5 Business Days while attempting to complete an incomplete application. If the application cannot be completed within this period, we will inform you of the reasons for the delay. We will also return the Premium payment immediately unless you direct us to hold the Premium payment until the application is completed. If you choose to have us hold the Premium, it will be held in a non-interest bearing account.

If a Variable Sub-account is not available or requested in error, we will make inquiry about a replacement Variable Sub-account. If we are unable to reach you or your representative within 5 days, we will consider the application incomplete. Once the completed application is received, we will allocate the payment to the Variable Sub-accounts specified by you within 2 Business Days.

If your Premium payment was transmitted by wire order from your broker/dealer, we will follow one of the following two procedures after we receive and accept the wire order and investment instructions. The procedure we follow depends on state availability and the procedures of your broker/dealer.

1)	If either your state or broker/dealer do not permit us to issue a Contract without an application, we reserve the right to rescind the Contract if we do not receive and accept a properly completed application or enrollment form within 5 days of the Premium payment. If we do not receive the application or form within 5 days of the Premium payment, we will refund the Contract Value plus any charges we deducted, and the Contract will be voided. Some states require that we return the Premium paid.

2)	If your state and broker/dealer allow us to issue a Contract without an application, we will issue and mail the Contract to you or your representative, together with a Contract Acknowledgement and Delivery Statement for your execution.

Until our Customer Service Center receives the executed Contract Acknowledgement and Delivery Statement, neither you nor the broker/dealer may execute any financial transactions on your Contract unless they are requested in writing by you. We may require additional information before complying with your request (e.g., signature guarantee).

We will ask about any missing information related to Additional Premiums. We will allocate Additional Premiums pro-rata according to the current Variable Sub-account allocation unless you specify otherwise. Any fixed allocation(s) will not be considered in the pro-
rata calculations. If a Variable Sub-account is no longer available (including due to a fund purchase restriction) or requested in error, we will allocate the Additional Premiums proportionally among the other Variable Sub-account(s) in your current allocation. We will credit the Additional Premiums designated for a Variable Sub-account at the Accumulation Value next determined after receipt of your payment and instructions.

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Once we allocate your Premiums to the Variable Sub-accounts selected by you, we convert them to accumulation units. We divide the amount of the Premium payment and Premium Credit allocated to a particular Variable Sub-account by the value of an accumulation unit for the Variable Sub-account to determine the number of accumulation units of the Variable Sub-account to be held in Separate
Account B with respect to your Contract. The net investment results of each Variable Sub-account vary with its investment performance.

In some states, we may require that Initial Premiums be allocated to a Specially Designated Variable Sub-account during the Right to
Examine Period, currently, the ING Liquid Assets Portfolio. After the Right to Examine Period, we will convert your Accumulation
Value in the Specially Designated Variable Sub-account to Accumulation Value of the Variable Sub-accounts you previously selected.
The Accumulation Value will be allocated based on the Accumulation Value next computed for each Variable Sub-account. Initial
Premiums designated for the MVA Account will be allocated to it with the Guaranteed Period you have chosen; however, in the future we may allocate the Premiums to the Specially Designated Variable Sub-account during the Right to Examine Period.

We may also refuse to accept certain forms of Premium payments or loan repayments, if applicable, (traveler’s checks, for example)
or restrict the amount of certain forms of Premium payments or loan repayments. In addition, we may require information as to why a particular form of payment was used (third party checks, for example) and the source of the funds of such payment in order to determine whether or not we will accept it. Use of an unacceptable form of payment may result in us returning your Premium and not issuing the Contract.

Premium Credit
We will add a Premium Credit to the Contract’s Accumulation Value on the date each Premium is added. We will add the Premium
Credit proportionally to each Variable Sub-account and MVA Account as the Premium payment is allocated. Additional Premiums received within 90 days of the Contract’s Issue Date will be included in the determination of the Premium Credit band. The Premium
Credit equals a percentage of Premium, which varies based on the sum of all Premiums paid:

$25,000 - $499,999.99	=	XX%

$500,000 - $999,999.99	=	XX%
$1,000,000+	=	XX%

Premium Credits will not be added to Additional Premium after the date we receive Proof of Death of any Owner (any Annuitant, if any Owner is not an individual), unless the Contract is continued by the deceased Owner’s spouse. Also, a Premium Credit will not be added to Additional Premium after the date we receive a Surrender or Withdrawal request for which surrender charges are waived.

The premium credit constitutes earnings (and not premiums paid by you) for federal tax purposes.

In any of the following circumstances, we deduct a Premium Credit from the amount we pay to you or your Beneficiary:

If you return your Contract during the Right to Examine Period, all Premium Credits will be recaptured; If the Owner
(Annuitant, if any Owner is not an individual) dies, any Premium Credits added to the Contract’s Accumulation Value for
Premium received 12 months prior to the date of death and later will be recaptured, until, if applicable, the Contract is continued by the deceased Owner’s spouse; or
If a Surrender or Withdrawal is requested and surrender charges are waived because the Owner (Annuitant, if any Owner is not an individual) receives Extended Medical Care or is diagnosed with a Terminal Condition, any Premium Credits added to the Contract’s Accumulation Value for Premium received within 12 months prior to the date we receive the Owner’s request will be deducted from the Accumulation Value.

If we deduct a Premium Credit from any amount we pay to you, we will only deduct the full dollar amount of the Premium Credit.
You will retain any gains, and you will also bear any losses, that are attributable to the Premium Credit we deduct.

Once we have waived any surrender charge, we will not add any additional Premium Credit to any Additional Premium you pay on or
after the date of any such waiver.

While no specific charge is made for the Premium Credit, the surrender charges are higher and the surrender charge period longer than under our products not offering a Premium Credit. Also, the mortality & expense risk charge is higher than that charged under other products providing comparable features, but which have no Premium Credit. We may use a portion of the surrender charge and mortality & expense risk charge to help recover the cost of providing the Premium Credit. In addition, there may be circumstances under which the Owner may be worse off from having received a Premium Credit. For example, this could occur if the Owner returns the Contract during the Right to Examine Period. If the state law provides that Accumulation Value is to be returned, and if the performance of the Variable Sub-accounts has been negative during that

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time, we will return the Accumulation Value less the Premium Credit. Negative performance associated with the Premium
Credit at any time will reduce the Accumulation Value more than if the Premium Credit had not been applied.

Administrative Procedures
We may accept a request for Contract service in writing, by telephone, or other approved electronic means, subject to our administrative procedures, which vary depending on the type of service requested and may include proper completion of certain forms, providing appropriate identifying information, and/or other administrative requirements. We will process your request at the
Accumulation Value next determined only after you have met all administrative requirements. Please be advised that the risk of a fraudulent transaction is increased with telephonic or electronic instructions (for example, a facsimile withdrawal request form), even if appropriate identifying information is provided.

Cash Surrender Value
The Cash Surrender Value is the amount you receive when you Surrender the Contract. The Cash Surrender Value will fluctuate daily based on the investment results of the Variable Sub-accounts to which you have allocated Accumulation Value, interest credited to
Accumulation Value allocated to the MVA Account, and any MVA. See the Fixed Account II prospectus for a description of the calculation of the Cash Surrender Value for the MVA Account. We do not guarantee any minimum Cash Surrender Value. On any date during the Contract’s accumulation phase, we calculate the Cash Surrender Value as follows: we start with your Accumulation
Value, adjust for any MVA, and then deduct any surrender charge, any charge for premium taxes, any redemption fee, and any charges other than daily charges.

Surrendering to Receive the Cash Surrender Value
You may surrender the Contract at any time while the annuitant is living and before the Annuity Commencement Date. A surrender is effective on the date we receive your written request and the Contract at our Customer Service Center. After we receive all paperwork required for us to process your surrender, we will determine and pay the cash surrender value at the price next determined. Once paid, all benefits under the Contract will terminate. For administrative purposes, we will transfer your money to a specially designated subaccount (currently the ING Liquid Assets Portfolio) prior to processing the surrender. This transfer will have no effect on your cash surrender value. You may receive the cash surrender value in a single sum payment or apply it under one or more annuity options. We will usually pay the cash surrender value within 7 days.

Consult your tax adviser regarding the tax consequences associated with surrendering your Contract. A surrender made before you reach age 59½ may result in a 10% tax penalty. See “Federal Tax Considerations” for more details.

Variable Sub-account Changes
We may make additional Variable Sub-accounts available to you under the Contract. We may also eliminate, combine or substitute underlying portfolios, subject to the conditions in your Contract, and subject to any required regulatory approvals, including SEC approval.

If you elected the dollar cost averaging, systematic withdrawals or automatic rebalancing programs, or if you have other outstanding instructions and we substitute or otherwise eliminate a portfolio which is subject to those instructions, we will execute your instructions using the substituted or proposed replacement portfolio, unless you request otherwise. The substitute or proposed replacement portfolio may have higher fees and charges than any portfolio it replaces.

Subject to SEC approval, we reserve the right to: (i) deregister Separate Account B under the 1940 Act; (ii) operate Separate Account
B as a management company under the 1940 Act if it is operating as a unit investment trust; (iii) operate Separate Account B as a unit investment trust under the 1940 Act if it is operating as a managed separate account; (iv) restrict or eliminate any voting rights as to
Separate Account B; and (v) combine Separate Account B with other accounts.

We will provide you with written notice before we make any of these changes.

The MVA Account
The MVA Account is a segregated asset account which contains the assets that support Accumulation Value allocated to it. See
Appendix C and the Fixed Account II prospectus for more information.

State Variations
Contracts issued in your state may provide different features and benefits from, and impose different costs than, those described in this prospectus. This prospectus provides a general description of the Contract. Please see your Contract for the details.

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Other Contracts
We and our affiliates offer various other products with different features and terms than the Contracts, and that may offer some or all of the same Variable Sub-accounts. These products have different benefits, fees and charges, and may or may not better match your needs. You should be aware that there are alternative options available, and, if you are interested in learning more about these other products, contact our Customer Service Center or your registered representative. Also, broker/dealers selling the Contract may limit its availability or the availability of an optional feature (for example, by imposing restrictions on eligibility), or decline to make an optional feature available. Please talk to your registered representative for further details.

Living Benefit Riders

You may choose to purchase 1 of 3 of the following living benefit riders for an additional charge. Once elected, these riders generally may not be cancelled. You may not remove the rider and charges will be assessed regardless of the performance of your Contract.
Please see “Charges and Fees — Optional Rider Charges” for information on rider charges.

The optional riders may not be available for all investors. You should analyze each rider thoroughly and understand it completely before you select one. The optional riders do not guarantee any return of principal or premium payments and do not guarantee performance of any specific investment portfolio under the contract. You should consult a qualified financial adviser in evaluating the riders.

MGIB Rider
The MGIB Rider is an optional benefit which guarantees a minimum amount of annuity income will be available to you if you annuitize on the MGIB Date (as defined below), regardless of fluctuating market conditions. The minimum guaranteed amount of annuity income will depend on the amount of premiums you pay and the premium credits during the first five contract years after you purchase the rider, the premium credits we add, the amount of contract value you allocate or transfer to Special Funds (as defined below) or Excluded Funds (as defined below), the MGIB Rate (as defined below), the adjustment for Special Fund or Excluded Fund transfers, and any withdrawals you take while the MGIB Rider is in effect. Thus, investing in Special Funds or Excluded Funds may limit the benefit under the MGIB Rider.

Purchase
To purchase the MGIB Rider, you must be age 75 or younger on the rider date and the ten-year waiting period must end at or prior to the latest Annuity Commencement Date. Some broker dealers may limit availability of the rider to younger ages. The MGIB
Rider must be purchased (i) on the contract date, or (ii) within thirty days after the contract date. For contracts issued more than 30 days before the date this rider first became available in your state, the Company may in its discretion allow purchase of this rider during the 30-day period preceding the first contract anniversary after the date the MGIB Rider is available in your state. There is a ten-year waiting period before you can annuitize under the MGIB rider.

Rider Date
The rider date is the date the optional benefit rider becomes effective. The rider date is also the contract date if you purchase the rider when the Contract is issued.

No Cancellation
Once you purchase a rider, you may not cancel it unless you cancel the Contract during the Contract’s free look period, surrender, annuitize or otherwise terminate the Contract. These events automatically cancel any rider. Once the Contract continues beyond the free look period, you may not cancel the rider. The Company may, at its discretion, cancel and/or replace a rider at your request in order to renew or reset a rider.

Termination
The MGIB rider is a “living benefit,” which means the guaranteed benefit offered by the MGIB rider is intended to be available to you while you are living and while your Contract is in the accumulation phase. The MGIB rider automatically terminates if you:

  annuitize, surrender or otherwise terminate your Contract during the accumulation phase;
  you die during the accumulation phase (first owner to die if there are multiple contract owners, or at death of annuitant if contract owner is not a natural person), unless your spouse beneficiary elects to continue the Contract;
  the contract value is insufficient to pay the charge for the MGIB rider; or
  there is a change in contract ownership (other than a spousal beneficiary continuation upon your death).

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Rider Charge The current charge we deduct under the MGIB Rider is 0.75% annually of the MGIB Charge Base. The MGIB Charge Base is the greater of (1) and (2) below, where:

1)	Is the lesser of the Maximum MGIB Rollup Base and the sum of (a), (b), and (c) where:

	(a)	is the MGIB Rollup Base for Covered Funds;

	(b)	is the MGIB Rollup Base for Special Funds (as defined below); and

	(c)	is the MGIB Rollup Base for Excluded Funds; and

2)	Is the sum of (a) and (b) where:

	(a)	is the MGIB Ratchet Base for Covered Funds and Special Funds; and

	(b)	is the MGIB Ratchet Base for Excluded Funds.

For definitions of the Maximum MGIB Rollup Base, the MGIB Rollup Base for Covered Funds, the MGIB Rollup Base for Special
Funds, the MGIB Rollup Base for Excluded Funds, the MGIB Ratchet Base for Covered Funds and Special Funds, and the MGIB
Ratchet Base for Excluded Funds, see the “Calculation of the MGIB Rollup Bases” and “Calculation of the MGIB Ratchet Bases”
sections below.

Fund Categories
The MGIB Benefit Base (as defined below) is tracked separately for Covered Funds, Special Funds and Excluded Funds. The
following investment options are currently designated as Special Funds for purposes of calculating the MGIB Benefit Base:

  ING Liquid Assets Portfolio; and
  Fixed Interest Allocation.

No investment options are currently designated as Excluded Funds. Covered Funds are any investment options not designated as
Special Funds or Excluded Funds. These fund categories apply to all calculations under the MGIB rider. Please see “The Trust and
Funds — Covered Funds, Special Funds and Excluded Funds.”

Fixed Allocation Funds Automatic Rebalancing
In order to mitigate the insurance risk inherent in our guarantee to provide you a guaranteed minimum amount of annuity income if you annuitize on the MGIB date, (subject to the terms and restrictions of the MGIB rider), we require that your contract value be allocated in accordance with certain limitations. In general, to the extent that you choose not to invest in the Accepted Funds, we require that a proportion of the amount not so invested be invested in the Fixed Allocation Funds. We will require this allocation regardless of your investment instructions to the contract, as described below.

The MGIB rider has an allocation requirement. If the contract value in the Fixed Allocation Funds (as defined below) is less than a percentage of the total contract value allocated to the Fixed Allocation Funds and Other Funds (as defined below) on any MGIB
Rebalancing Date (as defined below), we will automatically rebalance the contract value allocated to the Fixed Allocation Funds and
Other Funds so that the appropriate percentage of this amount is allocated to the Fixed Allocation Funds. This is called Fixed
Allocation Funds Automatic Rebalancing and the percentage is stated in your Contract. Currently, the minimum Fixed Allocation
Fund percentage is zero. Accepted Funds are excluded from this rebalancing. Any rebalancing is done on a pro-rata basis among the
Other Funds and will be the last transaction processed on that date.

The MGIB Rebalancing Dates occur on each Contract anniversary and after the following transactions:

1)	receipt of additional premiums;

2)	transfer or reallocation among the Fixed Allocation Funds or Other Funds, whether automatic or specifically directed by you; and

3)	withdrawals from the Fixed Allocation Funds or Other Funds.

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Currently, the Accepted Funds are: [TO BE UPDATED BY PRE-EFFECTIVE AMENDMENT.]

  ING American Funds Asset Allocation Portfolio;
  ING Franklin Templeton Founding Strategy Portfolio;
  ING LifeStyle Growth Portfolio;
  ING LifeStyle Moderate Growth Portfolio;
  ING LifeStyle Moderate Portfolio;
  ING Liquid Assets Portfolio;
  ING MFS Total Return Portfolio;
  ING T. Rowe Price Capital Appreciation Portfolio;
  ING Van Kampen Equity and Income Portfolio;
  ING WisdomTreeSM Global High-Yielding Equity Index Portfolio;
  BlackRock Global Allocation V.I. Portfolio;
  Fixed Interest Allocation.

We may change these designations at any time upon 30 days notice to you. If a change is made, the change will apply to contract value allocated to such investment portfolios after the date of the change.

Currently, the Fixed Allocation Funds are:

  ING American Funds Bond Portfolio;
  ING Lehman Brothers U.S. Aggregate Bond Index Portfolio;
  ING PIMCO Core Bond Portfolio; and
  ING VP Intermediate Bond Portfolio.

You may allocate contract value to one or more of the Fixed Allocation Funds. We consider the ING VP Intermediate Bond Portfolio to be the default Fixed Allocation Fund with Fixed Allocation Funds Automatic Rebalancing.

All investment portfolios available under the Contract that are not Accepted Funds or the Fixed Allocation Funds are considered Other
Funds.

Fixed Allocation Funds Automatic Rebalancing is separate from any other automatic rebalancing under the Contract. However, if the other automatic rebalancing under the Contract causes the allocations to be out of compliance with the investment portfolio restrictions noted above, Fixed Allocation Funds Automatic Rebalancing will occur immediately after the automatic rebalancing to restore the required allocations. See “Appendix I – Examples of Fixed Allocation Funds Automatic Rebalancing.”

In certain circumstances, Fixed Allocation Funds Automatic Rebalancing may result in a reallocation into the Fixed Allocation Funds even if you have not previously been invested in it. By electing to purchase the MGIB rider, you are providing the Company with direction and authorization to process these transactions, including reallocations into the Fixed Allocation Funds. You should not purchase the MGIB rider if you do not wish to have your contract value reallocated in this manner.

MGIB Benefit Base
The MGIB Benefit Base (as defined below) is only a calculation used to determine the MGIB annuity income. The MGIB
Benefit Base does not represent a contract value, nor does it guarantee performance of the subaccounts in which you are invested. It is also not used in determining the amount of your cash surrender value and death benefits. Any reset of contract value under provisions of the Contract or other riders will not increase the MGIB Benefit Base or Maximum MGIB Rollup Base (as defined below). On the
MGIB Date, your MGIB Benefit Base is the greater of (1) and (2), where:

1)	Is the lesser of the Maximum MGIB Rollup Base (as defined below) and the sum of (a), (b), and (c) where:

	(a)	is the MGIB Rollup Base for Covered Funds; and

	(b)	is the MGIB Rollup Base for Special Funds; and

	(c)	is the contract value allocated to Excluded Funds; and

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2)	Is the sum of (a) and (b) where:

	(a)	is the MGIB Ratchet Base for Covered Funds and Special Funds (as defined below); and

	(b)	is the contract value allocated to Excluded Funds.

The MGIB Benefit Base calculation differs from the MGIB Charge Base calculation because it uses the contract value allocated to
Excluded Funds rather than the MGIB Ratchet Base and MGIB Rollup Base allocated to Excluded Funds. This means that the amount on which you pay charges for the MGIB rider may be higher than the amount used to calculate your benefit under the MGIB rider.

Calculation of MGIB Rollup Bases
The Maximum MGIB Rollup Base is 250% of eligible premiums and premium credits adjusted pro-rata for withdrawals, subject to availability. This means that the Maximum MGIB Rollup Base is reduced for withdrawals by the same proportion that the withdrawal reduces the contract value. The Maximum MGIB Rollup Base is not allocated by fund category.

The MGIB Rollup Base allocated to Covered Funds equals the eligible premiums and premium credits allocated to Covered Funds, adjusted for subsequent withdrawals and transfers taken or made while the MGIB rider is in effect, accumulated at the MGIB Rate to the earlier of the oldest owner reaching age 80 and the MGIB Rollup Base reaching the Maximum MGIB Rollup Base, and at 0%
thereafter.

The MGIB Rollup Base allocated to Special Funds equals the eligible premiums and premium credits allocated to Special Funds, adjusted for subsequent withdrawals and transfers taken or made while the MGIB rider is in effect. The MGIB Rate does not apply to the MGIB Rollup Base allocated to Special Funds, so the MGIB Rollup Base allocated to Special Funds does not accumulate.

The MGIB Rollup Base allocated to Excluded Funds equals the eligible premiums and premium credits allocated to Excluded Funds, adjusted for subsequent withdrawals and transfers taken or made while the MGIB rider is in effect, accumulated at the MGIB rate to the earlier of the oldest owner reaching age 80 and the MGIB Rollup Base reaching the Maximum MGIB Rollup Base, and at 0%
thereafter. The MGIB Rollup Base allocated to Excluded Funds is used only for transfer adjustments and rider charges. It is not included in the MGIB Rollup Base used to determine benefits.

Eligible premiums are those premiums and related premium credits added more than 5 years before the earliest MGIB Date. This means that, generally, premiums must be paid and premium credits added within five years of purchasing the MGIB rider to be considered eligible premiums. Premiums and related premium credits added after that are excluded from the MGIB Rollup Bases.

The MGIB Rate is currently 7%. The MGIB Rate is an annual effective rate. We may, at our discretion, discontinue offering this rate. The MGIB Rate will not change for those contracts that have already purchased the MGIB rider.

Withdrawals reduce each MGIB Rollup Base on a pro-rata basis. The percentage reduction in the MGIB Rollup Base for each Fund category (i.e. Covered Funds, Special Funds or Excluded Funds) equals the percentage reduction in contract value in that Fund category resulting from the withdrawal (including surrender charge and market value adjustment). This means that the MGIB Rollup
Base for Covered Funds, the MGIB Rollup Base for Special Funds or the MGIB Rollup Base for Excluded Funds is reduced for withdrawals by the same proportion that the withdrawal reduces the contract value allocated to Covered Funds, Special Funds or
Excluded Funds. For example, if the contract value in Covered Funds is reduced by 25% as the result of a withdrawal (including surrender charge and market value adjustment), the MGIB Rollup Base allocated to Covered Funds is also reduced by 25% (rather than by the amount of the withdrawal).

When you make transfers between Covered Funds, Special Funds and Excluded Funds, net transfers from a fund category will reduce the applicable MGIB Rollup Base for that fund category on a pro-rata basis. This means a reduction by the same percentage as the transfer bears to the contract value in the fund category. For example, if the contract value in Covered Funds is $1000 and the transfer from Covered Funds to Excluded Funds is $250, then the contract value in Covered Funds is reduced by 25%. In a case where the
MGIB Rollup Base for Covered Funds is $1200, the MGIB Rollup Base for Covered Funds is also reduced by 25%, or $300, rather than by the amount of the transfer, or $250. In addition, the MGIB Rollup Base for Excluded Funds is increased by the reduction in the MGIB Rollup Base for Covered Funds, or $300.

In a case where the MGIB Rollup Base for Covered Funds is greater than the contract value in Covered Funds, a transfer from
Covered Funds will result in the MGIB Rollup Base for Covered Funds being reduced by a dollar amount that is higher than the dollar amount of the transfer. A higher reduction to the MGIB Rollup Base for Covered Funds will have a larger negative impact on the
MGIB Benefit Base, potentially reducing the minimum guaranteed amount of annuity income upon annuitization under the MGIB rider. This means the benefit you receive under the MGIB rider will not be as great because of the transfer.

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Net transfers from Excluded Funds will also reduce the MGIB Rollup Base for Excluded Funds on a pro-rata basis. But the resulting increase in the MGIB Rollup Base for Covered Funds or Special Funds, as applicable, will equal the lesser of the contract value transferred and the reduction in the MGIB Rollup Base for Excluded Funds. What this means, if in the previous example the transfer was from Excluded Funds to Covered Funds, is there would be no change in the value of your MGIB Benefit Base because of the transfer – the amount of the transfer between the fund categories is the same, $250, because the MGIB Benefit Base calculation is based on the contract value allocated to Excluded Funds, versus the calculation basis for Excluded Funds with the MGIB Charge Base.
The MGIB Charge Base calculation is instead based on the MGIB Rollup Base for Excluded Funds. As a result, this same transfer, having no change in the value of your MGIB Benefit Base, would result in the MGIB Charge Base being reduced. The net effect of this transfer: You pay less for the same minimum guaranteed amount of annuity income upon annuitization of the MGIB rider.

Calculation of MGIB Ratchet Bases
The MGIB Ratchet Base for Covered Funds and Special Funds equals:

1)	on the rider date, eligible premiums plus premium credits or the contract value (if the rider is added after the contract date) allocated to Covered Funds and Special Funds.

2)	on each “quarterly anniversary date” prior to attainment of age 90, the MGIB Ratchet Base for Covered Funds and Special Funds is set equal to the greater of:

(a) the current contract value allocated to Covered Funds and Special Funds (after any deductions occurring on that date); and

(b) the MGIB Ratchet Base for Covered Funds and Special Funds from the most recent prior quarterly anniversary date, adjusted for any new eligible premiums, withdrawals attributable to Covered Funds and Special Funds, and transfers.

3)	at other times, the MGIB Ratchet Base for Covered Funds and Special Funds is the corresponding MGIB Ratchet Base from the prior quarterly anniversary date, adjusted for subsequent eligible premiums, withdrawals attributable to Covered Funds and Special Funds, and transfers.

The MGIB Ratchet Base for Excluded Funds has a corresponding definition with respect to amounts allocated to Excluded Funds.
The MGIB Ratchet Base for Excluded Funds is used only for transfer adjustments and MGIB rider charges. It is not included in the MGIB Ratchet Base used to determine benefits.

Eligible premiums are those premiums and related premium credits, added more than 5 years before the earliest MGIB Date. This means that, generally, premiums and related premium credits, must be paid within five years of purchasing the MGIB rider to be considered eligible premiums. Premiums and related premium credits, paid after that are not added to the MGIB Ratchet Bases, but would be added to your contract value.

A “quarterly anniversary date” is the date three months from the contract date that falls on the same date in the month as the contract date. For example, if the contract date is February 12, the quarterly anniversary date is May 12. If there is no corresponding date in the month, the quarterly anniversary date will be the last date of such month. If the quarterly anniversary date falls on a weekend or holiday, we will use the value as of the subsequent business day.

Withdrawals reduce each MGIB Ratchet Base on a pro-rata basis. The percentage reduction in the MGIB Ratchet Base for each fund category (i.e. Covered Funds and Special Funds or Excluded Funds) equals the percentage reduction in contract value in that fund category resulting from the withdrawal (including surrender charges and market value adjustment). This means that the MGIB
Ratchet Base for Covered Funds and Special Funds or the MGIB Ratchet Base for Excluded Funds is reduced for withdrawals by the same proportion that the withdrawal (including surrender charges and market value adjustment) reduces the contract value allocated to
Covered Funds and Special Funds or Excluded Funds. For example, if the contract value in Covered Funds and Special Funds is reduced by 25% as the result of a withdrawal (including surrender charges and market value adjustment), the MGIB Ratchet Base for
Covered Funds and Special Funds is also reduced by 25% (rather than by the amount of the withdrawal).

When you make transfers between Covered Funds or Special Funds and Excluded Funds, net transfers will reduce the MGIB Ratchet
Base for Covered Funds and Special Funds on a pro-rata basis. This means a reduction by the same percentage as the transfer bears to the contract value in Covered Funds and Special Funds. For example, if the contract value in Covered Funds and Special Funds is
$1000 and a transfer from Covered Funds or Special Funds to Excluded Funds is $250, then the contract value in Covered Funds and
Special Funds is reduced by 25%. In a case where the MGIB Ratchet Base for Covered Funds and Special Funds is $1200, the MGIB

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Ratchet Base for Covered Funds and Special Funds is also reduced by 25%, or $300, rather than by the amount of the transfer, or
$250. In addition, the MGIB Rollup Base for Excluded Funds is increased by the reduction in the MGIB Ratchet Base for Covered
Funds and Special Funds, or $300.

In a case where the MGIB Ratchet Base for Covered Funds and Special Funds is greater than the contract value in Covered Funds and
Special Funds, a transfer from Covered Funds and Special Funds will result in the MGIB Ratchet Base for Covered Funds and Special
Funds being reduced by a dollar amount that is higher than the dollar amount of the transfer. A higher reduction to the MGIB Ratchet
Base for Covered Funds and Special Funds will have a larger negative impact on the MGIB Benefit Base, potentially reducing the minimum guaranteed amount of annuity income upon annuitization under the MGIB rider. This means the benefit you receive under the MGIB rider will not be as great because of the transfer.

Net transfers from Excluded Funds will also reduce the MGIB Ratchet Base for Excluded Funds on a pro-rata basis. But the resulting increase in the MGIB Ratchet Base for Covered Funds and Special Funds will equal the lesser of the contract value transferred and the reduction in the MGIB Ratchet Base for Excluded Funds. What this means, if in the previous example the transfer was from Excluded
Funds to Covered Funds, is there would be no change in the value of your MGIB Benefit Base because of the transfer – the amount of the transfer between the fund categories is the same, $250, because the MGIB Benefit Base calculation is based on the contract value allocated to Excluded Funds, versus the calculation basis for Excluded Funds with the MGIB Charge Base. The MGIB Charge Base calculation is instead based on the MGIB Ratchet Base for Excluded Funds. As a result, this same transfer, having no change in the value of your MGIB Benefit Base, would result in the MGIB Charge Base being reduced. The net effect of this transfer: You pay less for the same minimum guaranteed amount of annuity income upon annuitization of the MGIB rider.

MGIB Date
If you purchased the MGIB rider on the contract date or added the MGIB rider within 30 days following the contract date, the
MGIB Date is the contract anniversary on or after the tenth contract anniversary when you decide to exercise your right to annuitize under the MGIB rider. If you added the MGIB rider at any other time, your MGIB Date is the contract anniversary occurring at least
10 years after the date when you decide to exercise your right to annuitize under the MGIB rider.

MGIB Annuity Income
Ordinarily, the amount of income that will be available to you on the Annuity Commencement Date is based on your contract value, the annuity option you selected and the guaranteed income factors or the income factors in effect on the date you annuitize. If you purchase the MGIB rider, the amount of income that will be available to you upon annuitization on the MGIB Date is the greatest of:

1)	your annuity income based on your contract value on the MGIB Date adjusted for any market value adjustment (see Appendix C and the Fixed Account II prospectus) applied to the guaranteed income factors specified in your Contract for the annuity option you selected;

2)	your annuity income based on your contract value on the MGIB Date adjusted for any market value adjustment (see Appendix C and the Fixed Account II prospectus) applied to the then-current income factors in effect for the annuity option you selected; or

3)	the MGIB annuity income based on your MGIB Benefit Base on the MGIB Date applied to the MGIB income factors specified in your rider for the MGIB annuity option you selected. Prior to applying the MGIB income factors, we will adjust the MGIB Benefit Base for any premium credit deductions, surrender charge, premium tax recovery and market value adjustment (see Appendix C and the Fixed Account II prospectus) that would otherwise apply at annuitization.

MGIB Income Factors
The guaranteed factors contained in the MGIB rider generally provide lower payout per $1,000 of value applied than the guaranteed income factors found in your Contract. Although the minimum income provided under the rider can be determined in advance, the contract value in the future is unknown, so the income provided under a contract with the MGIB rider attached may be greater or less than the income that would be provided under the Contract without the rider. Generally, the income calculated under the MGIB rider will be greater than the income provided under the Contract whenever the MGIB Benefit Base is sufficiently in excess of the contract value to offset the additional conservatism reflected in the MGIB rider’s income factors compared to those in the
Contract. The income factors in the MGIB rider generally reflect a lower interest rate and more conservative mortality than the income factors in the Contract. The degree of relative excess that the income factors require to produce more income will vary for each individual circumstance. If the contract value exceeds the MGIB Benefit Base at time of annuitization, the Contract will always produce greater income than the MGIB rider. Please see “Appendix G — Examples of Minimum Guaranteed Income Benefit
Calculation.”

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MGIB Annuity Options
Prior to your latest Annuity Commencement Date, you may choose to exercise your right to receive payments under the MGIB rider. Payments under the rider begin on the MGIB Date. We require a 10-year waiting period before you can annuitize the MGIB rider benefit. The MGIB must be exercised in the 30-day period prior to the end of any contract anniversary that occurs at least ten years after the MGIB rider date. At your request, the Company may, at its discretion, extend the latest contract Annuity
Commencement Date without extending the MGIB Date.

The following are the MGIB annuity options available under the MGIB Rider:

1)	Income for Life (single life or joint life with 100% Survivor) and 10-20 year fixed period.

2)	Income for 20-30 year fixed period.

3)	Any other annuity option offered by the Company in conjunction with the MGIB rider on the MGIB Date.

Once during the life of the Contract, you have the option to elect to apply up to 50% of the MGIB Benefit Base to one of the MGIB annuity options available under the MGIB rider. This option may only be exercised in the 30 day period prior to a contract anniversary at or after the end of the waiting period. The portion of the MGIB Benefit Base so applied will be used to determine the
MGIB income, as is otherwise described in the prospectus. The contract value will be reduced on a pro-rata basis. Any subsequent exercise of your right to receive payments under the MGIB rider must be for 100% of the remaining value. The exercise of this partial annuitization of the MGIB Benefit Base does not affect your right to annuitize remaining value under the Contract without regard to the MGIB rider. The amount applied to the partial annuitization will be treated as a withdrawal for purposes of adjusting contract and
MGIB rider values. This means the contract and MGIB rider values will be adjusted on a pro-rata basis. See “Calculation of MGIB
Rollup Bases” and “Calculation of MGIB Ratchet Bases” above. Surrender charges will apply to amounts applied to partial annuitization.

Please note that if you elect partial annuitization, annuity payments received will be treated as withdrawals by us. Please consult your tax adviser before making this election, as the Tax Code is unclear on the taxation of partial annuitization.

Notification
On or before 30 days prior to each possible MGIB Date, we will provide you with a notification which will include an estimate of the amount of MGIB annuity benefit available if you choose to exercise it. We will determine the actual amount of the MGIB annuity benefit as of the MGIB Date.

Change of Owner and Annuitant
The MGIB rider will terminate upon a change of ownership unless the change is due to spousal continuation at the time of the owner’s death. Once you purchase the MGIB rider, the annuitant may not be changed except when an annuitant who is not a contract owner dies prior to annuitization. In such a case, a new annuitant may be named in accordance with the provisions of your Contract.
The MGIB Benefit Base is unaffected and continues to accumulate.

Death of Owner
The MGIB rider and the MGIB rider charges automatically terminate if you die during the accumulation phase (first owner to die if there are multiple contract owners, or at death of the annuitant if the contract owner is not a natural person), unless your spouse beneficiary elects to continue the Contract.

The MGIB rider does not restrict or limit your right to annuitize the Contract at any time permitted under the Contract. The
MGIB rider does not restrict your right to annuitize the Contract using Contract income factors that may be higher than the
MGIB rider income factors.

The benefits associated with the MGIB rider are available only if you annuitize your Contract under the rider and in accordance with the provisions set forth above. Annuitizing using the MGIB may result in a more favorable stream of income payments, and different tax consequences, under your Contract. Because the MGIB rider income factors are generally more conservative than the Contract income factors, the level of lifetime income that it guarantees may be less than the level that might be provided by the application of your Contract value to the Contract’s applicable annuity factors. You should consider all of your options at the time you begin the income phase of your Contract.

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ING LifePay Plus Rider
The ING LifePay Plus rider generally provides, subject to the restrictions and limitations below, that we will guarantee a minimum level of annual withdrawals from the Contract for the lifetime of the annuitant, even if these withdrawals reduce your Contract value to zero. You may wish to purchase this rider if you are concerned that you may outlive your income.

Eligibility
To purchase the ING LifePay Plus Rider, the annuitant must be the owner or one of the owners, unless the owner is a non-natural owner. Joint annuitants are not allowed. The maximum issue age is 80 (owner and annuitant must age qualify). The issue age is the age of the owner (or the annuitant if there are joint owners or the owner is non-natural) on the rider effective date. The ING LifePay
Plus rider is subject to broker/dealer availability. Please note that the ING LifePay Plus rider will not be issued until your contract value is allocated in accordance with the investment option restrictions described in “Investment Option
Restrictions,” below.

Rider Effective Date
The rider effective date is the date that coverage under the ING LifePay Plus rider begins. If you purchase the ING LifePay Plus rider when the Contract is issued, the rider effective date is also the Contract date. If the ING LifePay Plus rider is added after contract issue, the rider effective date will be the date of the Contract’s next following quarterly contract anniversary. A quarterly contract anniversary occurs once each quarter of a contract year from the contract date.

No Cancellation
Once you purchase the ING LifePay Plus rider, you may not cancel it unless you: a) cancel the Contract during the Contract’s free look period; b) surrender the Contract; c) begin the income phase and start receiving annuity payments; or d) otherwise terminate the Contract pursuant to its terms. These events automatically cancel the ING LifePay Plus rider.

Termination
The ING LifePay Plus rider is a “living benefit,” which means the guaranteed benefits offered are intended to be available to you while you are living and while your Contract is in the accumulation phase. The optional rider automatically terminates if you:
Terminate your Contract pursuant to its terms during the accumulation phase, surrender your Contract, or begin receiving income phase payments in lieu of payments under the ING LifePay Plus rider; or Die during the accumulation phase (first owner to die if there are multiple Contract owners, or death of annuitant if Contract owner is not a natural person), unless your spouse beneficiary elects to continue the Contract. The ING LifePay Plus rider also terminates with a change in Contract ownership
(other than a spousal beneficiary continuation on your death). Other circumstances that may cause the ING LifePay Plus rider to terminate automatically are discussed below.

Highlights
This paragraph introduces the terminology of the ING LifePay Plus rider and how its components generally work together.
Benefits and guarantees are subject to the terms, conditions and limitations of the ING LifePay Plus rider. More detailed information follows below, with the capitalized words that are underlined indicating headings for ease of reference. The ING LifePay Plus rider guarantees an amount available for withdrawal from the Contract in any contract year once the Lifetime Withdrawal Phase begins –
we use the ING LifePay Plus Base as part of the calculation of the Maximum Annual Withdrawal. The guarantee continues when the
ING LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status, at which time we will pay you periodic payments in an annual amount equal to the Maximum Annual Withdrawal (since Contract value would be zero) until the annuitant’s death. The ING
LifePay Plus Base is eligible for Quarterly Ratchets and 7% Compounding Step-Ups, and subject to adjustment for any Excess
Withdrawals. The ING LifePay Plus rider has an allowance for withdrawals from a Contract subject to the Required Minimum
Distribution rules of the Tax Code that would otherwise be Excess Withdrawals. The ING LifePay Plus rider has a death benefit that is payable upon the owner’s death only when the ING LifePay Plus Death Benefit Base is greater than the Contract’s death benefit.
The ING LifePay Plus rider allows for spousal continuation.

ING LifePay Plus Base
The ING LifePay Plus Base is first calculated when you purchase the ING LifePay Plus rider: On the Contract date – equal to the initial premium (excluding any credit on the premium, or premium credit, available with your Contract); or After the Contract date –
equal to the Contract value on the effective date of the rider (excluding any premium credits applied during the preceding 36 months).

The ING LifePay Plus Base is increased, dollar for dollar, by any subsequent premiums (excluding any applicable premium credits).
We refer to the ING LifePay Plus Base as the MGWB Base in the ING LifePay Plus rider.

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Withdrawals and Excess Withdrawals
Once the Lifetime Withdrawal Phase begins, withdrawals within a contract year up to the Maximum Annual Withdrawal, including for payment of third-party investment advisory fees, have no impact on the ING LifePay Plus Base. These withdrawals will not incur surrender charges, a negative Market Value Adjustment associated with any Fixed Account Allocations or any premium credit deduction (recapture).

Say for example the current Contract value is $90,000 on a Contract with the ING LifePay Plus rider in the Lifetime Withdrawal
Phase. The ING LifePay Plus Base is $100,000, and the Maximum Annual Withdrawal is $5,000. Even though a withdrawal of
$5,000 would reduce the Contract value to $85,000, the ING LifePay Plus Base would remain at its current level (as would the
Maximum Annual Withdrawal as well) since the withdrawal did not exceed the Maximum Annual Withdrawal. See below for more information about the Maximum Annual Withdrawal.

An Excess Withdrawal is a withdrawal either before the Lifetime Withdrawal Phase begins (except for payment of third-party investment advisory fees), or once the Lifetime Withdrawal Phase begins, any portion of a withdrawal during a contract year that exceeds the Maximum Annual Withdrawal. An Excess Withdrawal will cause a pro-rata reduction of the ING LifePay Plus Base
– in the same proportion as Contract value is reduced by the portion of the withdrawal that is considered excess, inclusive of surrender charges, Market Value Adjustment associated with any Fixed Account Allocations or any premium credit deduction
(recapture) (rather than the total amount of the withdrawal). An Excess Withdrawal will also cause the Maximum Annual
Withdrawal to be recalculated. See Appendix H, Illustrations 1, 2 and 6 for examples of the consequences of an Excess
Withdrawal.

Please note that any withdrawals before the rider effective date in the same contract year when the ING LifePay Plus rider is added after contract issue are counted in summing up your withdrawals in that contract year to determine whether the Maximum
Annual Withdrawal has been exceeded.

Quarterly Ratchet
The ING LifePay Plus Base is recalculated on each quarterly contract anniversary (once each quarter of a contract year from the contract date) – to equal the greater of: The current ING LifePay Plus Base; or The current Contract value (excluding any premium credits applied during the preceding 36 months). We call this recalculation a Quarterly Ratchet.

Once the Lifetime Withdrawal Phase begins, we reserve the right to increase the charge for the ING LifePay Plus rider upon a
Quarterly Ratchet. You will never pay more than new issues of the ING LifePay Plus rider, subject to the maximum annual charge, and we promise not to increase the charge for your first five contract years. We will notify you in writing not less than 30 days before a charge increase. You may avoid the charge increase by canceling the forthcoming Quarterly Ratchet. Our written notice will outline the procedure you will need to follow to do so. Please note, however, from then on the ING LifePay Plus Base would no longer be eligible for any Quarterly Ratchets, so the Maximum Annual Withdrawal Percentage would not be eligible to increase. More information about the Maximum Annual Withdrawal Percentages is below under “Maximum Annual
Withdrawal.” Our written notice will also remind you of the consequences of canceling the forthcoming Quarterly Ratchet.

7% Compounding Step-Up
The ING LifePay Plus Base is recalculated on each of the first ten contract anniversaries after the rider effective date, SO LONG
AS you took no withdrawals during the preceding contract year – to equal the greatest of: The current ING LifePay Plus Base;
The current Contract value (excluding any premium credits applied during the preceding 36 months); and The ING LifePay Plus
Base on the previous contract anniversary, increased by 7%, plus any premiums received and minus any withdrawals for payment of third-party investment advisory fees since the previous contract anniversary. We call this recalculation a 7% Compounding
Step-Up.

Please note that there are no partial 7% Compounding Step-Ups. The 7% Compounding Step-Up is not pro-rated. So for existing
Contracts to which this rider is attached (a post Contract issuance election), the first opportunity for a 7% Compounding Step-Up will not be until the first contract anniversary after a full contract year has elapsed since the rider effective date.

Say for example that with a Contract purchased on January 1, 2007, the contract owner decides to add the ING LifePay Plus rider on March 15, 2007. The rider effective date is April 1, 2007, which is the date of the Contract’s next following quarterly contract anniversary. Because on January 1, 2008 a full contract year will not have elapsed since the rider effective date, the ING LifePay
Plus Base will not be eligible for a step-up. Rather, the first opportunity for a step-up with this Contract is on January 1, 2009.

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Lifetime Withdrawal Phase
The Lifetime Withdrawal Phase begins on the date of your first withdrawal (except those for payment of third-party investment advisory fees), SO LONG AS the annuitant is age 59½. On this date, the ING LifePay Plus Base is recalculated to equal the greater of the current ING LifePay Plus Base or the current Contract value (excluding any premium credits applied during the preceding 36 months). The Lifetime Withdrawal Phase will continue until the earliest of:

1)	the date annuity payments begin (see “The Income Phase”);

2)	reduction of the Contract value to zero by an Excess Withdrawal;

3)	reduction of the Contract value to zero by a withdrawal less than or equal to the Maximum Annual Withdrawal;

4)	surrender of the Contract; or

5)	the death of the owner (first owner, in the case of joint owners; annuitant, in the case of a non-natural person owner), unless your spouse beneficiary elects to continue the Contract.

The ING LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status in the event Contract value is reduced to zero other than by an Excess Withdrawal. Please see “Lifetime Automatic Periodic Benefit Status” below for more information.

Maximum Annual Withdrawal
The Maximum Annual Withdrawal is the amount that the ING LifePay Plus rider guarantees to be available for withdrawal from the Contract in any contract year. The Maximum Annual Withdrawal is first calculated when the Lifetime Withdrawal Phase begins and equals the applicable Maximum Annual Withdrawal Percentage, based on the Annuitant’s age, multiplied by the ING
LifePay Plus Base.

The Maximum Annual Withdrawal Percentages are:

Ages

5%	59½ to 69

6%	70 to 79

7%	80+

The Maximum Annual Withdrawal is thereafter recalculated whenever the ING LifePay Plus Base is recalculated, for example, upon a Quarterly Ratchet or 7% Compounding Step-Up. Also, the Maximum Annual Withdrawal Percentage can increase with a
Quarterly Ratchet as the annuitant grows older.

In the event on the date of the Lifetime Withdrawal Phase begins the Contract value (excluding any premium credits applied during the preceding 36 months) is greater than the ING LifePay Plus Base, then before the Maximum Annual Withdrawal is first calculated, the ING LifePay Plus Base will be set equal to the Contract value (excluding any premium credits applied during the preceding 36 months). The greater the ING LifePay Plus Base, the greater the amount guaranteed to be available to you for withdrawals under the ING LifePay Plus rider in calculating the Maximum Annual Withdrawal for the first time. Also, if the
Contract’s annuity commencement date is reached while the ING LifePay Plus rider is in the Lifetime Withdrawal Phase, then you may elect a life only annuity option, in lieu of the Contract’s other annuity options, under which we will pay the greater of the annuity payout under the Contract and equal annual payments of the Maximum Annual Withdrawal. For more information about the Contract’s annuity options, see “The Annuity Options.”

Required Minimum Distributions
The ING LifePay Plus rider allows for withdrawals from a Contract subject to the Required Minimum Distribution rules of the
Tax Code that exceed the Maximum Annual Withdrawal without causing a pro-rata reduction of the ING LifePay Plus Base and recalculation of the Maximum Annual Withdrawal. If your Required Minimum Distribution for a calendar year (determined on a date on or before January 31 of that year), applicable to this Contract, is greater than the Maximum Annual Withdrawal on that date, then an Additional Withdrawal Amount will be set equal to that portion of the Required Minimum Distribution that exceeds the Maximum Annual Withdrawal. Once you have taken the Maximum Annual Withdrawal for the then current Contract year, the dollar amount of any additional withdrawals will count first against and reduce any unused Additional Withdrawal Amount for the previous calendar year followed by any Additional Withdrawal Amount for the current calendar year – without constituting an Excess Withdrawal. See Appendix H, Illustration 3 for an example.

Withdrawals that exceed the Maximum Annual Withdrawal and all available Additional Withdrawal Amounts are Excess
Withdrawals that will cause a pro-rata reduction of the ING LifePay Plus Base and the Maximum Annual Withdrawal to be
recalculated. See Appendix H, Illustration 5 for an example of the consequences of an Excess Withdrawal with an Additional
Withdrawal Amount. The Additional Withdrawal Amount is available on a calendar year basis and recalculated every January, reset to equal that portion of the Required Minimum Distribution for that calendar year that exceeds the Maximum Annual

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Withdrawal on that date. Any unused amount of the Additional Withdrawal Amount carries over into the next calendar year and is available through the end of that year, at which time any amount remaining will expire. See Appendix H, Illustration 4 for an example of the Additional Withdrawal Amount being carried over. Please note that there is no adjustment to the Additional
Withdrawal Amount for Quarterly Ratchets or upon spousal continuation of the ING LifePay Plus Rider.

Lifetime Automatic Periodic Benefit Status
The ING LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status when your Contract value is reduced to zero other than by an Excess Withdrawal. (A withdrawal in excess of the Maximum Annual Withdrawal that causes your Contract value to be reduced to zero will terminate the ING LifePay Plus rider.) You will no longer be entitled to make withdrawals, but instead will begin to receive periodic payments in an annual amount equal to the Maximum Annual Withdrawal. When the rider enters Lifetime
Automatic Periodic Benefit Status: The Contract will provide no further benefits (including death benefits) other than as provided under the ING LifePay Plus rider; No further premium payments will be accepted; and Any other riders attached to the Contract will terminate, unless otherwise specified in that rider.

During Lifetime Automatic Periodic Benefit Status, we will pay you periodic payments in an annual amount that is equal to the
Maximum Annual Withdrawal. These payments will cease upon the death of the annuitant at which time both the rider and the
Contract will terminate. The rider will remain in Lifetime Automatic Periodic Benefit Status until it terminates without value upon the annuitant’s death.

If when the ING LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status your net withdrawals to date are less than the
Maximum Annual Withdrawal for that contract year, then we will pay you the difference immediately. The periodic payments will begin on the first Contract anniversary following the date the rider enters Lifetime Automatic Periodic Benefit Status and will continue to be paid annually thereafter.

In the event Contract value is reduced to zero before the Lifetime Withdrawal Phase begins, Lifetime Automatic Periodic Benefit
Status is deferred until the contract anniversary on or after the annuitant is age 59½. During this time, the ING LifePay Plus rider’s death benefit remains payable upon the annuitant’s death. Also, the ING LifePay Plus Base remains eligible for the 7% Compounding
Step-Ups. Once the ING LifePay Plus rider enters the Lifetime Automatic Periodic Benefit Status, periodic payments will begin in an annual amount equal to the applicable Maximum Annual Withdrawal Percentage, based on the annuitant’s age, multiplied by the ING
LifePay Plus Base.

You may elect to receive systematic withdrawals pursuant to the terms of the Contract. Under a systematic withdrawal, either a fixed amount or an amount based upon a percentage of the contract value will be withdrawn from your contract and paid to you on a scheduled basis, either monthly, quarterly or annually. If, at the time the rider enters Lifetime Automatic Periodic Benefit Status, you are receiving systematic withdrawals under the Contract more frequently than annually, the periodic payments will be made at the same frequency in equal amounts such that the sum of the payments in each Contract year will equal the annual Maximum Annual
Withdrawal. Such payments will be made on the same payment dates as previously set up, if the payments were being made monthly or quarterly. If the payments were being made annually, then the payments will be made on each following contract anniversary.

Investment Option Restrictions
While the ING LifePay Plus rider is in effect, there are limits on the portfolios to which your Contract value may be allocated.
Contract value allocated to portfolios other than Accepted Funds will be rebalanced so as to maintain at least XX% of such Contract value in the Fixed Allocation Funds. See “Fixed Allocation Funds Automatic Rebalancing,” below. We have these investment option restrictions to lessen the likelihood we would have to make payments under this rider. We require this allocation regardless of your investment instructions to the Contract. The ING LifePay Plus rider will not be issued until your Contract value is allocated in accordance with these investment option restrictions. The timing of when and how we apply these investment option restrictions is discussed further below.

Accepted Funds
Currently, the Accepted Funds are: [TO BE UPDATED BY PRE-EFFECTIVE AMENDMENT.]

  ING American Funds Asset Allocation Portfolio;
  ING Franklin Templeton Founding Strategy Portfolio;
  ING LifeStyle Growth Portfolio;
  ING LifeStyle Moderate Growth Portfolio;
  ING LifeStyle Moderate Portfolio;
  ING Liquid Assets Portfolio;
  ING MFS Total Return Portfolio;

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  ING T. Rowe Price Capital Appreciation Portfolio;
  ING Van Kampen Equity and Income Portfolio;
  ING WisdomTreeSM Global High-Yielding Equity Index Portfolio;
  BlackRock Global Allocation V.I. Portfolio; and
  Fixed Interest Allocation.

No rebalancing is necessary when Contract value is allocated entirely to Accepted Funds. We may change these designations at any time upon 30 days notice to you. If a change is made, the change will apply to Contract value allocated to such portfolios after the date of the change.

Fixed Allocation Funds
Currently, the Fixed Allocation Funds are:

  ING American Funds Bond Portfolio;
  ING Lehman Brothers U.S. Aggregate Bond Index Portfolio;
  ING PIMCO Core Bond Portfolio; and
  ING VP Intermediate Bond Portfolio.

You may allocate your contract value to one or more Fixed Allocation Funds. We consider the ING VP Intermediate Bond
Portfolio to be the default Fixed Allocation Fund with Fixed Allocation Funds Automatic Rebalancing.

Other Funds
All portfolios available under the Contract other than Accepted Funds or the Fixed Allocation Funds are considered Other Funds.

Fixed Allocation Funds Automatic Rebalancing
If the Contract value in the Fixed Allocation Funds is less than XX% of the total Contract value allocated among the Fixed
Allocation Funds and Other Funds on any ING LifePay Plus Rebalancing Date, we will automatically rebalance the Contract value allocated to the Fixed Allocation Funds and Other Funds so that XX% of this amount is allocated to the Fixed Allocation
Funds. Accepted Funds are excluded from Fixed Allocation Funds Automatic Rebalancing. Any rebalancing is done on a pro-
rata basis from the Other Funds to the Fixed Allocation Funds and will be the last transaction processed on that date. The ING
LifePay Plus Rebalancing Dates occur on each Contract anniversary and after the following transactions:

1)	receipt of additional premiums;

2)	transfer or reallocation among the Fixed Allocation Funds or Other Funds, whether automatic or specifically directed by you;

3)	withdrawals from the Fixed Allocation Funds or Other Funds.

Fixed Allocation Funds Automatic Rebalancing is separate from any other automatic rebalancing under the Contract. However, if the other automatic rebalancing under the Contract causes the allocations to be out of compliance with the investment option restrictions noted above, Fixed Allocation Funds Automatic Rebalancing will occur immediately after the automatic rebalancing to restore the required allocations. See “Appendix I – Examples of Fixed Allocation Funds Automatic Rebalancing.” You will be notified that Fixed Allocation Funds Automatic Rebalancing has occurred, along with your new allocations, by a confirmation statement that will be mailed to you after Fixed Allocation Funds Automatic Rebalancing has occurred.

In certain circumstances, Fixed Allocation Funds Automatic Rebalancing may result in a reallocation into the Fixed Allocation
Funds even if you have not previously been invested in it. See “Appendix I – Examples of Fixed Allocation Funds Automatic
Rebalancing, Example I.” By electing to purchase the ING LifePay Plus rider, you are providing the Company with direction and authorization to process these transactions, including reallocations into the Fixed Allocation Funds. You should not purchase the ING LifePay Plus rider if you do not wish to have your Contract value reallocated in this manner.

Death of Owner or Annuitant
The ING LifePay Plus rider terminates (with the rider’s charges pro-rated) on the date of death of the owner (or in the case of joint owners, the first owner), or the annuitant if there is a non-natural owner. Also, an ING LifePay Plus rider that is in Lifetime
Automatic Periodic Benefit Status terminates on the date of the annuitant’s death.

ING LifePay Plus Death Benefit Base
The ING LifePay Plus rider has a death benefit that is payable upon the owner’s death only when the ING LifePay Plus Death
Benefit Base is greater than the Contract’s death benefit. The ING LifePay Plus Death Benefit Base is first calculated when you

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purchase the ING LifePay Plus rider: On the Contract date – equal to the initial premium (excluding any credit on the premium, or premium credit, available with your Contract); Or after the Contract date – equal to the Contract value on the rider effective date
(excluding any premium credits applied during the preceding 36 months).

The ING LifePay Plus Death Benefit Base is increased by the dollar amount of any subsequent premiums (excluding any premium credits applied during the preceding 36 months) and subject to any withdrawal adjustments. The ING LifePay Plus
Death Benefit Base is reduced by the dollar amount of any withdrawals for payment of third-party investment advisory fees before the Lifetime Withdrawal Phase begins, and for any withdrawals once the Lifetime Withdrawal Phase begins that are not
Excess Withdrawals, including withdrawals for payment of third-party investment advisory fees. The ING LifePay Plus Death
Benefit Base is subject to a pro-rata reduction for an Excess Withdrawal. Please see “Withdrawals and Excess Withdrawals” for
more information.

There is no additional charge for the death benefit associated with the ING LifePay Plus rider. Please note that the ING LifePay
Plus Death Benefit Base is not eligible to participate in Quarterly Ratchets or 7% Compounding Step-Ups.

In the event the ING LifePay Plus Death Benefit Base is greater than zero when the ING LifePay Plus rider enters Lifetime
Automatic Periodic Benefit Status, each periodic payment reduces the ING LifePay Plus Death Benefit Base dollar for dollar until the earlier date of the ING LifePay Plus Death Benefit Base being reduced to zero or the annuitant’s death. Upon the annuitant’s death, any remaining ING LifePay Plus death benefit is payable to the beneficiary in a lump sum.

Spousal Continuation
If the surviving spouse of the deceased owner continues the Contract (see “Death Benefit Choices – Continuation After Death –
Spouse”), the rider will also continue on the next quarterly contract anniversary, provided the spouse becomes the annuitant and sole owner. At that time, the ING LifePay Plus Base is recalculated to equal the Contract value (excluding any premium credits applied after the deceased owner’s death), inclusive of the guaranteed death benefit – UNLESS the continuing spouse is a joint owner and the original annuitant, OR the Lifetime Withdrawal Phase has not yet begun. In this case, the ING LifePay Plus Base is recalculated to equal the greater of: The Contract value (excluding any premium credits applied after the deceased owner’s death), inclusive of the guaranteed death benefit; and The last calculated ING LifePay Plus Base, subject to pro-rata adjustment for any withdrawals before spousal continuation.

The Maximum Annual Withdrawal is also recalculated; however, there is no Maximum Annual Withdrawal upon spousal continuation until the Lifetime Withdrawal Phase begins on the date of the first withdrawal after spousal continuation, SO LONG
AS the annuitant is age 59½. The Maximum Annual Withdrawal is recalculated to equal the applicable Maximum Annual
Withdrawal Percentage, based on the new annuitant’s age, multiplied by the ING LifePay Plus Base. There is no adjustment to the Additional Withdrawal Amount upon spousal continuation of the ING LifePay Plus rider for a Contract subject to the
Required Minimum Distribution rules of the Tax Code. Any withdrawals before the owner’s death and spousal continuation are counted in summing up your withdrawals in that contract year to determine whether the Maximum Annual Withdrawal has been exceeded.

Please note, if the Contract value (excluding any premium credits applied during the preceding 36 months) is greater than the ING
LifePay Plus Base on the date the Lifetime Withdrawal Phase begins, then the ING LifePay Plus Base will be set equal to the
Contract value (excluding any premium credits applied during the preceding 36 months) before the Maximum Annual
Withdrawal is first calculated. Also, upon spousal continuation, the ING LifePay Plus Death Benefit Base equals the ING
LifePay Plus Death Benefit Base before the owner’s death, subject to any pro-rata adjustment for any withdrawals before spousal continuation of the rider.

Contrary to the ING Joint LifePay Plus rider, spousal continuation of the ING LifePay Plus rider would likely NOT take effect at the same time as the Contract is continued. As noted above, the ING LifePay Plus rider provides for spousal continuation only on a quarterly contract anniversary (subject to the spouse becoming the annuitant and sole owner). So if you are concerned about the availability of benefits being interrupted with spousal continuation of the ING LifePay Plus rider, you might instead want to purchase the ING Joint LifePay Plus rider.

Change of Owner or Annuitant
The ING LifePay Plus rider terminates (with the rider’s charge pro-rated) upon an ownership change or change of annuitant, except for:

1)	spousal continuation as described above;

2)	change of owner from one custodian to another custodian;

3)	change of owner from a custodian for the benefit of an individual to the same individual;

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4)	change of owner from an individual to a custodian for the benefit of the same individual;

5)	collateral assignments;

6)	change in trust as owner where the individual owner and the grantor of the trust are the same individual;

7)	change of owner from an individual to a trust where the individual owner and the grantor of the trust are the same individual;

8)	change of owner from a trust to an individual where the individual owner and the grantor of the trust are the same individual; and

9)	change of owner pursuant to a court order.

Surrender Charges
Once the Lifetime Withdrawal Phase begins, your withdrawals within a contract year up to the Maximum Annual Withdrawal
(and any applicable Additional Withdrawal Amount) are not subject to surrender charges. We waive any surrender charges otherwise applicable to your withdrawal in a contract year that is less than or equal to the Maximum Annual Withdrawal. Excess Withdrawals are subject to surrender charges, whether or not the Lifetime Withdrawal Phase has begun. Once your Contract value is reduced to zero, any periodic payments under the ING LifePay Plus rider would not subject to surrender charges. Moreover, with no contract value, none of your contract level recurring charges (e.g., the Mortality and Expense Risk Charge) would be deducted. See Appendix
J for examples.

Loans
No loans are permitted on Contracts with the ING LifePay Plus rider.

Taxation
For more information about the tax treatment of amounts paid to you under the ING LifePay Plus Rider, see “Federal Tax
Considerations – Tax Consequences of Living Benefits and Death Benefit.”

ING Joint LifePay Plus Rider
The ING Joint LifePay Plus Rider generally provides, subject to the restrictions and limitations below, that we will guarantee a minimum level of annual withdrawals from the Contract for the lifetime of both you and your spouse, even if these withdrawals reduce your Contract value to zero. You may wish to purchase this rider if you are married and concerned that you and your spouse may outlive your income.

Eligibility
The ING Joint LifePay Plus rider is only available for purchase by individuals who are married at the time of purchase (spouses)
and eligible to elect spousal continuation (as defined by the Tax Code) of the Contract when the death benefit becomes payable, subject to the owner, annuitant and beneficiary requirements below. The maximum issue age is 80. Both spouses must meet the issue age requirement. The issue age is the age of each owner on the rider effective date. The ING Joint LifePay Plus rider is subject to broker/dealer availability. Please note that the ING Joint LifePay Plus rider will not be issued unless the required owner, annuitant and beneficiary designations are met, and until your contract value is allocated in accordance with the investment option restrictions described in “Investment Option Restrictions,” below.

Owner, Annuitant and Beneficiary Designations
For nonqualified contracts: Joint owners must be spouses, and one of the owners the annuitant; and For a Contract with only one owner, the owner’s spouse must be the sole primary beneficiary. For qualified contracts, there may only be one owner who must also be the annuitant, and then the owner’s spouse must also be the sole primary beneficiary. Non-natural, custodial owners are only allowed with IRAs. Owner and beneficiary designations for custodial IRAs must be the same as for any other qualified contract. The annuitant must be the beneficial owner of the custodial IRA. We require the custodian to provide us the name and date of birth of both the owner and owner’s spouse. We do not maintain individual owner and beneficiary designations for custodial IRAs. In no event are joint annuitants allowed. We reserve the right to verify the date of birth and social security number of both spouses.

Rider Effective Date
The rider effective date is the date that coverage under the ING Joint LifePay Plus rider begins. If you purchase the ING Joint
LifePay Plus rider when the Contract is issued, the rider effective date is also the Contract date. If the ING Joint LifePay Plus rider is added after contract issue, the rider effective date will be the date of the Contract’s next following quarterly contract anniversary. A quarterly contract anniversary occurs once each quarter of a contract year from the contract date.

Active Spouse
An Active Spouse is the person (people) upon whose life and age the guarantees are calculated under the ING Joint LifePay Plus rider. There must be two Active Spouses when you purchase the ING Joint LifePay Plus rider, who are married to each other and

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either are joint owners, or for a Contract with only one owner, the spouse must be the sole primary beneficiary. You cannot add an Active Spouse after the rider effective date. In general, changes in ownership of the Contract, the annuitant and/or beneficiary would result in one spouse being deactivated (the spouse is thereafter inactive). An inactive spouse is not eligible to exercise any rights or receive any benefits under the ING Joint LifePay Plus rider, including continuing the ING Joint LifePay Plus rider upon spousal continuation of the Contract. Once an Active Spouse is deactivated, the spouse may not become an Active Spouse again.
Specific situations that would result in a spouse being deactivated include:

1)	for nonqualified contracts where the spouses are joint owners, the removal of a joint owner (if that spouse does not automatically become sole primary beneficiary pursuant to the terms of the Contract), or the change of one joint owner to a person other than an Active Spouse;

2)	for nonqualified contracts where one spouse is the owner and the other spouse is the sole primary beneficiary, as well as for IRA contracts (including custodial IRAs), the addition of a joint owner who is not also an Active Spouse or any change of beneficiary (including the addition of primary beneficiaries); or

3)	the spouse’s death.

An owner may also request that a spouse be deactivated. Both owners must agree when there are joint owners. However, all charges for the ING Joint LifePay Plus rider would continue to apply, even after a spouse is deactivated, regardless of the reason. So please be sure to understand the impact of any beneficiary or owner changes on the ING Joint LifePay Plus rider before requesting any changes. Also, please note that a divorce terminates the ability of an ex-spouse to continue the
Contract. See “Divorce” below for more information.

No Cancellation
Once you purchase the ING Joint LifePay Plus rider, you may not cancel it unless you: a) cancel the Contract during the
Contract’s free look period; b) surrender the Contract; c) begin the income phase and start receiving annuity payments; or d)
otherwise terminate the Contract pursuant to its terms. These events automatically cancel the ING Joint LifePay Plus rider.

Termination
The ING Joint LifePay Plus rider is a “living benefit,” which means the guaranteed benefits offered are intended to be available to you and your spouse while you are living and while your Contract is in the accumulation phase. The optional rider automatically terminates if you: Terminate your Contract pursuant to its terms during the accumulation phase, surrender your Contract, or begin receiving income phase payments in lieu of payments under the ING Joint LifePay Plus rider; or Die during the accumulation phase (first owner to die if there are multiple Contract owners, or death of annuitant if Contract owner is not a natural person), unless your spouse beneficiary elects to continue the Contract (and your spouse is an Active Spouse). The ING Joint LifePay
Plus rider also terminates with a change in Contract ownership (other than a spousal beneficiary continuation on your death by an
Active Spouse). Other circumstances that may cause the ING Joint LifePay Plus rider to terminate automatically are discussed below.

Highlights
This paragraph introduces the terminology of the ING Joint LifePay Plus rider and how its components generally work together.
Benefits and guarantees are subject to the terms, conditions and limitations of the ING Joint LifePay Plus rider. More detailed information follows below, with the capitalized words that are underlined indicating headings for ease of reference. The ING Joint
LifePay Plus rider guarantees an amount available for withdrawal from the Contract in any contract year once the Lifetime
Withdrawal Phase begins – we use the ING LifePay Plus Base as part of the calculation of the Maximum Annual Withdrawal. The guarantee continues when the ING Joint LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status, at which time we will pay you periodic payments in an annual amount equal to the Maximum Annual Withdrawal (since Contract value would be zero) until the last Active Spouse’s death. The ING LifePay Plus Base is eligible for Quarterly Ratchets and 7% Compounding Step-Ups, and
subject to adjustment for any Excess Withdrawals. The ING Joint LifePay Plus rider has an allowance for withdrawals from a
Contract subject to the Required Minimum Distribution rules of the Tax Code that would otherwise be Excess Withdrawals. The ING
Joint LifePay Plus rider has a death benefit that is payable upon the owner’s death only when the ING LifePay Plus Death Benefit
Base is greater than the Contract’s death benefit. The ING Joint LifePay Plus rider allows for spousal continuation.

ING LifePay Plus Base
The ING LifePay Plus Base is first calculated when you purchase the ING Joint LifePay Plus rider: On the Contract date – equal to the initial premium (excluding any credit on the premium, or premium credit, available with your Contract); or After the Contract date – equal to the Contract value on the effective date of the rider (excluding any premium credits applied during the preceding 36 months).

The ING LifePay Plus Base is increased, dollar for dollar, by any subsequent premiums (excluding any applicable premium credits).
We refer to the ING LifePay Plus Base as the MGWB Base in the ING Joint LifePay Plus rider.

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Withdrawals and Excess Withdrawals
Once the Lifetime Withdrawal Phase begins, withdrawals within a contract year up to the Maximum Annual Withdrawal, including for payment of third-party investment advisory fees, have no impact on the ING LifePay Plus Base. These withdrawals will not incur surrender charges, a negative Market Value Adjustment associated with any Fixed Account Allocations or any premium credit deduction (recapture).

Say for example the current Contract value is $90,000 on a Contract with the ING Joint LifePay Plus rider in the Lifetime
Withdrawal Phase. The ING LifePay Plus Base is $100,000, and the Maximum Annual Withdrawal is $5,000. Even though a withdrawal of $5,000 would reduce the Contract value to $85,000, the ING LifePay Plus Base would remain at its current level
(as would the Maximum Annual Withdrawal as well) since the withdrawal did not exceed the Maximum Annual Withdrawal.
See below for more information about the Maximum Annual Withdrawal.

An Excess Withdrawal is a withdrawal either before the Lifetime Withdrawal Phase begins (except for payment of third-party investment advisory fees), or once the Lifetime Withdrawal Phase begins, any portion of a withdrawal during a contract year that exceeds the Maximum Annual Withdrawal. An Excess Withdrawal will cause a pro-rata reduction of the ING LifePay Plus Base
– in the same proportion as Contract value is reduced by the portion of the withdrawal that is considered excess, inclusive of surrender charges, Market Value Adjustment associated with any Fixed Account Allocations or any premium credit deduction
(recapture) (rather than the total amount of the withdrawal). An Excess Withdrawal will also cause the Maximum Annual
Withdrawal to be recalculated. See Appendix H, Illustrations 1, 2 and 6 for examples of the consequences of an Excess
Withdrawal.

Please note that any withdrawals before the rider effective date in the same contract year when the ING Joint LifePay Plus rider is added after contract issue are counted in summing up your withdrawals in that contract year to determine whether the Maximum
Annual Withdrawal has been exceeded.

Quarterly Ratchet
The ING LifePay Plus Base is recalculated on each quarterly contract anniversary (once each quarter of a contract year from the contract date) – to equal the greater of: The current ING LifePay Plus Base; or The current Contract value (excluding any premium credits applied during the preceding 36 months). We call this recalculation a Quarterly Ratchet.

Once the Lifetime Withdrawal Phase begins, we reserve the right to increase the charge for the ING Joint LifePay Plus rider upon a Quarterly Ratchet. You will never pay more than new issues of the ING Joint LifePay Plus rider, subject to the maximum annual charge, and we promise not to increase the charge for your first five contract years. We will notify you in writing not less than 30 days before a charge increase. You may avoid the charge increase by canceling the forthcoming Quarterly Ratchet. Our written notice will outline the procedure you will need to follow to do so. Please note, however, from then on the ING LifePay
Plus Base would no longer be eligible for any Quarterly Ratchets, so the Maximum Annual Withdrawal Percentage would not be eligible to increase. More information about the Maximum Annual Withdrawal Percentages is below under “Maximum Annual
Withdrawal.” Our written notice will also remind you of the consequences of canceling the forthcoming Quarterly Ratchet.

7% Compounding Step-Up
The ING LifePay Plus Base is recalculated on each of the first ten contract anniversaries after the rider effective date, SO LONG
AS you took no withdrawals during the preceding contract year – to equal the greatest of: The current ING LifePay Plus Base;
The current Contract value (excluding any premium credits applied during the preceding 36 months); and The ING LifePay Plus
Base on the previous contract anniversary, increased by 7%, plus any premiums received and minus any withdrawals for payment of third-party investment advisory fees since the previous contract anniversary. We call this recalculation a 7% Compounding
Step-Up.

Please note that there are no partial 7% Compounding Step-Ups. The 7% Compounding Step-Up is not pro-rated. So for existing
Contracts to which this rider is attached (a post Contract issuance election), the first opportunity for a 7% Compounding Step-Up will not be until the first contract anniversary after a full contract year has elapsed since the rider effective date.

Say for example that with a Contract purchased on January 1, 2007, the contract owner decides to add the ING Joint LifePay Plus rider on March 15, 2007. The rider effective date is April 1, 2007, which is the date of the Contract’s next following quarterly contract anniversary. Because on January 1, 2008 a full contract year will not have elapsed since the rider effective date, the ING
LifePay Plus Base will not be eligible for a step-up. Rather, the first opportunity for a step-up with this Contract is on January 1,
2009.

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Lifetime Withdrawal Phase
The Lifetime Withdrawal Phase begins on the date of your first withdrawal (except those for payment of third-party investment advisory fees), SO LONG AS the youngest Active Spouse is age 59½. On this date, the ING LifePay Plus Base is recalculated to equal the greater of the current ING LifePay Plus Base or the current Contract value (excluding any premium credits applied during the preceding 36 months). The Lifetime Withdrawal Phase will continue until the earliest of:

1)	the date annuity payments begin (see “The Income Phase”);

2)	reduction of the Contract value to zero by an Excess Withdrawal;

3)	reduction of the Contract value to zero by a withdrawal less than or equal to the Maximum Annual Withdrawal;

4)	surrender of the Contract;

5)	the death of the owner (first owner, in the case of joint owners; annuitant, in the case of a non-natural person owner), unless your spouse beneficiary is an Active Spouse who elects to continue the Contract; or

6)	the last Active Spouse dies.

The ING Joint LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status in the event Contract value is reduced to zero other than by an Excess Withdrawal. Please see “Lifetime Automatic Periodic Benefit Status” below for more information.

Maximum Annual Withdrawal
The Maximum Annual Withdrawal is the amount that the ING Joint LifePay Plus rider guarantees to be available for withdrawal from the Contract in any contract year. The Maximum Annual Withdrawal is first calculated when the Lifetime Withdrawal
Phase begins and equals the applicable Maximum Annual Withdrawal Percentage, based on the younger Active Spouse’s age, multiplied by the ING LifePay Plus Base.

The Maximum Annual Withdrawal Percentages are:

Ages

4%	59½ to 64

5%	65 to 69

6%	70 to 79

7%	80+

The Maximum Annual Withdrawal is thereafter recalculated whenever the ING LifePay Plus Base is recalculated, for example, upon a Quarterly Ratchet or 7% Compounding Step-Up. Also, the Maximum Annual Withdrawal Percentage can increase with a
Quarterly Ratchet as the younger Active Spouse grows older.

In the event on the date the Lifetime Withdrawal Phase begins the Contract value (excluding any premium credits applied during the preceding 36 months) is greater than the ING LifePay Plus Base, then before the Maximum Annual Withdrawal is first calculated, the ING LifePay Plus Base will be set equal to the Contract value (excluding any premium credits applied during the preceding 36 months). The greater the ING LifePay Plus Base, the greater the amount guaranteed to be available to you for withdrawals under the ING Joint LifePay Plus rider in calculating the Maximum Annual Withdrawal for the first time. Also, if the Contract’s annuity commencement date is reached while the ING Joint LifePay Plus rider is in the Lifetime Withdrawal
Phase, then you may elect a life only annuity option, in lieu of the Contract’s other annuity options, under which we will pay the greater of the annuity payout under the Contract and equal annual payments of the Maximum Annual Withdrawal. For more information about the Contract’s annuity options, see “The Annuity Options.”

Required Minimum Distributions
The ING Joint LifePay Plus rider allows for withdrawals from a Contract subject to the Required Minimum Distribution rules of the Tax Code that exceed the Maximum Annual Withdrawal without causing a pro-rata reduction of the ING LifePay Plus Base and recalculation of the Maximum Annual Withdrawal. If your Required Minimum Distribution for a calendar year (determined on a date on or before January 31 of that year), applicable to this Contract, is greater than the Maximum Annual Withdrawal on that date, then an Additional Withdrawal Amount will be set equal to that portion of the Required Minimum Distribution that exceeds the Maximum Annual Withdrawal. Once you have taken the Maximum Annual Withdrawal for the then current Contract year, the dollar amount of any additional withdrawals will count first against and reduce any unused Additional Withdrawal
Amount for the previous calendar year followed by any Additional Withdrawal Amount for the current calendar year – without constituting an Excess Withdrawal. See Appendix H, Illustration 3 for an example.

Withdrawals that exceed the Maximum Annual Withdrawal and all available Additional Withdrawal Amounts are Excess
Withdrawals that will cause a pro-rata reduction of the ING LifePay Plus Base and the Maximum Annual Withdrawal to be
recalculated. See Appendix H, Illustration 5 for an example of the consequences of an Excess Withdrawal with an Additional

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Withdrawal Amount. The Additional Withdrawal Amount is available on a calendar year basis and recalculated every January, reset to equal that portion of the Required Minimum Distribution for that calendar year that exceeds the Maximum Annual
Withdrawal on that date. Any unused amount of the Additional Withdrawal Amount carries over into the next calendar year and is available through the end of that year, at which time any amount remaining will expire. See Appendix H, Illustration 4 for an example of the Additional Withdrawal Amount being carried over. Please note that there is no adjustment to the Additional
Withdrawal Amount for Quarterly Ratchets or upon spousal continuation of the ING Joint LifePay Plus Rider.

Lifetime Automatic Periodic Benefit Status
The ING Joint LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status when your Contract value is reduced to zero other than by an Excess Withdrawal. (A withdrawal in excess of the Maximum Annual Withdrawal that causes your Contract value to be reduced to zero will terminate the ING Joint LifePay Plus rider.) You will no longer be entitled to make withdrawals, but instead will begin to receive periodic payments in an annual amount equal to the Maximum Annual Withdrawal. When the rider enters
Lifetime Automatic Periodic Benefit Status: The Contract will provide no further benefits (including death benefits) other than as provided under the ING Joint LifePay Plus rider; No further premium payments will be accepted; and Any other riders attached to the
Contract will terminate, unless otherwise specified in that rider.

During Lifetime Automatic Periodic Benefit Status, we will pay you periodic payments in an annual amount that is equal to the
Maximum Annual Withdrawal. These payments will cease upon the death of the last Active Spouse at which time both the rider and the Contract will terminate. The rider will remain in Lifetime Automatic Periodic Benefit Status until it terminates without value upon the last Active Spouse’s death.

If when the ING Joint LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status your net withdrawals to date are less than the Maximum Annual Withdrawal for that contract year, then we will pay you the difference immediately. The periodic payments will begin on the first Contract anniversary following the date the rider enters Lifetime Automatic Periodic Benefit Status and will continue to be paid annually thereafter.

In the event Contract value is reduced to zero before the Lifetime Withdrawal Phase begins, Lifetime Automatic Periodic Benefit
Status is deferred until the contract anniversary on or after the youngest Active Spouse is age 59 ½. During this time, the ING Joint
LifePay Plus rider’s death benefit remains payable upon the last Active Spouse’s death. Also, the ING LifePay Plus Base remains eligible for the 7% Compounding Step-Ups. Once the ING Joint LifePay Plus rider enters the Lifetime Automatic Periodic Benefit
Status, periodic payments will begin in an annual amount equal to the applicable Maximum Annual Withdrawal Percentage, based on the youngest Active Spouse’s age, multiplied by the ING LifePay Plus Base. If an Active Spouse were to die while Lifetime
Automatic Periodic Benefit Status is deferred, then when the ING Joint LifePay Plus rider enters Lifetime Automatic Periodic Benefit
Status, and the annual amount of the periodic payments, would be based on the remaining Active Spouse’s age.

You may elect to receive systematic withdrawals pursuant to the terms of the Contract. Under a systematic withdrawal, either a fixed amount or an amount based upon a percentage of the contract value will be withdrawn from your contract and paid to you on a scheduled basis, either monthly, quarterly or annually. If, at the time the rider enters Lifetime Automatic Periodic Benefit Status, you are receiving systematic withdrawals under the Contract more frequently than annually, the periodic payments will be made at the same frequency in equal amounts such that the sum of the payments in each Contract year will equal the annual Maximum Annual
Withdrawal. Such payments will be made on the same payment dates as previously set up, if the payments were being made monthly or quarterly. If the payments were being made annually, then the payments will be made on each following contract anniversary.

Investment Option Restrictions
While the ING Joint LifePay Plus rider is in effect, there are limits on the portfolios to which your Contract value may be allocated. Contract value allocated to portfolios other than Accepted Funds will be rebalanced so as to maintain at least XX% of such
Contract value in the Fixed Allocation Funds. See “Fixed Allocation Funds Automatic Rebalancing,” below. We have these investment option restrictions to lessen the likelihood we would have to make payments under this rider. We require this allocation regardless of your investment instructions to the Contract. The ING Joint LifePay Plus rider will not be issued until your Contract value is allocated in accordance with these investment option restrictions. The timing of when and how we apply these investment option restrictions is discussed further below.

Accepted Funds
Currently, the Accepted Funds are: [TO BE UPDATED BY PRE-EFFECTIVE AMENDMENT.]

  ING American Funds Asset Allocation Portfolio;
  ING Franklin Templeton Founding Strategy Portfolio;
  ING LifeStyle Growth Portfolio;
  ING LifeStyle Moderate Growth Portfolio;

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  ING LifeStyle Moderate Portfolio;
  ING Liquid Assets Portfolio;
  ING MFS Total Return Portfolio;
  ING T. Rowe Price Capital Appreciation Portfolio;
  ING Van Kampen Equity and Income Portfolio;
  ING WisdomTreeSM Global High-Yielding Equity Index Portfolio;
  BlackRock Global Allocation V.I. Portfolio; and
  Fixed Interest Allocation.

No rebalancing is necessary when Contract value is allocated entirely to Accepted Funds. We may change these designations at any time upon 30 days notice to you. If a change is made, the change will apply to Contract value allocated to such portfolios after the date of the change.

Fixed Allocation Funds
Currently, the Fixed Allocation Funds are:

  ING American Funds Bond Portfolio;
  ING Lehman Brothers U.S. Aggregate Bond Index Portfolio;
  ING PIMCO Core Bond Portfolio; and
  ING VP Intermediate Bond Portfolio.

You may allocate your contract value to one or more Fixed Allocation Funds. We consider the ING VP Intermediate Bond
Portfolio to be the default Fixed Allocation Fund with Fixed Allocation Funds Automatic Rebalancing.

Other Funds
All portfolios available under the Contract other than Accepted Funds or the Fixed Allocation Funds are considered Other Funds.

Fixed Allocation Funds Automatic Rebalancing
If the Contract value in the Fixed Allocation Funds is less than XX% of the total Contract value allocated among the Fixed
Allocation Funds and Other Funds on any ING Joint LifePay Plus Rebalancing Date, we will automatically rebalance the Contract value allocated to the Fixed Allocation Funds and Other Funds so that XX% of this amount is allocated to the Fixed Allocation
Funds. Accepted Funds are excluded from Fixed Allocation Funds Automatic Rebalancing. Any rebalancing is done on a pro-
rata basis from the Other Funds to the Fixed Allocation Funds and will be the last transaction processed on that date. The ING
Joint LifePay Plus Rebalancing Dates occur on each Contract anniversary and after the following transactions:

1)	receipt of additional premiums;

2)	transfer or reallocation among the Fixed Allocation Funds or Other Funds, whether automatic or specifically directed by you;

3)	withdrawals from the Fixed Allocation Funds or Other Funds.

Fixed Allocation Funds Automatic Rebalancing is separate from any other automatic rebalancing under the Contract. However, if the other automatic rebalancing under the Contract causes the allocations to be out of compliance with the investment option restrictions noted above, Fixed Allocation Funds Automatic Rebalancing will occur immediately after the automatic rebalancing to restore the required allocations. See “Appendix I – Examples of Fixed Allocation Funds Automatic Rebalancing.” You will be notified that Fixed Allocation Funds Automatic Rebalancing has occurred, along with your new allocations, by a confirmation statement that will be mailed to you after Fixed Allocation Funds Automatic Rebalancing has occurred.

In certain circumstances, Fixed Allocation Funds Automatic Rebalancing may result in a reallocation into the Fixed Allocation
Funds even if you have not previously been invested in it. See “Appendix I – Examples of Fixed Allocation Funds Automatic
Rebalancing, Example I.” By electing to purchase the ING Joint LifePay Plus rider, you are providing the Company with direction and authorization to process these transactions, including reallocations into the Fixed Allocation Funds. You should not purchase the ING Joint LifePay Plus rider if you do not wish to have your Contract value reallocated in this manner.

Divorce
Generally, in the event of divorce, the spouse who retains ownership of the Contract will continue to be entitled to all rights and benefits of the ING Joint LifePay Plus rider, while the ex-spouse will not longer have any such rights or be entitled to any such benefits. In the event of a divorce during the Lifetime Withdrawal Phase, the ING Joint LifePay Plus rider would continue until the

39

owner’s death (first owner in the case of joint owners, or annuitant in the case of a custodial IRA). Although spousal continuation may be available under the Tax Code for a subsequent spouse, the ING Joint LifePay Plus rider cannot be continued by the new spouse. As a result of the divorce, we may be required to withdraw assets for the benefit of an ex-spouse. Any such withdrawal would be considered a withdrawal for purposes of the ING LifePay Plus Base. See “Withdrawals and Excess Withdrawals” above. In the event of a divorce during Lifetime Automatic Periodic Benefit Status, there will be no change in the amount of your periodic payments. Payments will continue until both spouses are deceased.

Death of Owner or Annuitant
The ING Joint LifePay Plus rider terminates (with the rider’s charges pro-rated) on the earlier of the date of death of the last
Active Spouse, or when the surviving spouse decides not to continue the Contract.

ING LifePay Plus Death Benefit Base
The ING Joint LifePay Plus rider has a death benefit that is payable upon the first owner’s death only when the ING LifePay Plus
Death Benefit Base is greater than the Contract’s death benefit. The ING LifePay Plus Death Benefit Base is first calculated when you purchase the ING Joint LifePay Plus rider: On the Contract date – equal to the initial premium (excluding any credit on the premium, or premium credit, available with your Contract); Or after the Contract date – equal to the Contract value on the rider effective date (excluding any premium credits applied during the preceding 36 months).

The ING LifePay Plus Death Benefit Base is increased by the dollar amount of any subsequent premiums (excluding any premium credits applied during the preceding 36 months) and subject to any withdrawal adjustments. The ING LifePay Plus
Death Benefit Base is reduced by the dollar amount of any withdrawals for payment of third-party investment advisory fees before the Lifetime Withdrawal Phase begins, and for any withdrawals once the Lifetime Withdrawal Phase begins that are not
Excess Withdrawals, including withdrawals for payment of third-party investment advisory fees. The ING LifePay Plus Death
Benefit Base is subject to a pro-rata reduction for an Excess Withdrawal. Please see “Withdrawals and Excess Withdrawals” for
more information.

There is no additional charge for the death benefit associated with the ING Joint LifePay Plus rider. Please note that the ING
LifePay Plus Death Benefit Base is not eligible to participate in Quarterly Ratchets or 7% Compounding Step-Ups.

In the event the ING LifePay Plus Death Benefit Base is greater than zero when the ING Joint LifePay Plus rider enters Lifetime
Automatic Periodic Benefit Status, each periodic payment reduces the ING LifePay Plus Death Benefit Base dollar for dollar until the earlier date of the ING LifePay Plus Death Benefit Base being reduced to zero or the last Active Spouse’s death. Upon the last Active Spouse’s death, any remaining ING LifePay Plus death benefit is payable to the beneficiary in a lump sum.

Spousal Continuation
If the surviving spouse of the deceased owner continues the Contract (see “Death Benefit Choices – Continuation After Death –
Spouse”), the rider will also continue, SO LONG AS the surviving spouse in an Active Spouse. At that time, the ING LifePay
Plus Base is recalculated to equal the greater of: The Contract value (excluding any premium credits applied after the deceased owner’s death), inclusive of the guaranteed death benefit; and The last calculated ING LifePay Plus Base, subject to pro-rata adjustment for any withdrawals before spousal continuation.

The Maximum Annual Withdrawal is also recalculated; however, there is no Maximum Annual Withdrawal upon spousal continuation until the Lifetime Withdrawal Phase begins on the date of the first withdrawal after spousal continuation, SO LONG
AS the last Active Spouse is age 59½. The Maximum Annual Withdrawal is recalculated to equal the applicable Maximum
Annual Withdrawal Percentage, based on the last Active Spouse’s age, multiplied by the ING LifePay Plus Base. There is no adjustment to the Additional Withdrawal Amount upon spousal continuation of the ING Joint LifePay Plus rider for a Contract subject to the Required Minimum Distribution rules of the Tax Code. Any withdrawals before the owner’s death and spousal continuation are counted in summing up your withdrawals in that contract year to determine whether the Maximum Annual
Withdrawal has been exceeded.

Please note, if the Contract value (excluding any premium credits applied during the preceding 36 months) is greater than the ING
LifePay Plus Base on the date the Lifetime Withdrawal Phase begins, then the ING LifePay Plus Base will be set equal to the
Contract value (excluding any premium credits applied during the preceding 36 months) before the Maximum Annual
Withdrawal is first calculated. Also, upon spousal continuation, the ING LifePay Plus Death Benefit Base equals the ING
LifePay Plus Death Benefit Base before the owner’s death, subject to any pro-rata adjustment for any withdrawals before spousal continuation of the rider.

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Change of Owner or Annuitant The ING Joint LifePay Plus rider terminates (with the rider’s charge pro-rated) upon an ownership change or change of annuitant, except for:

1)	spousal continuation as described above;

2)	change of owner from one custodian to another custodian;

3)	change of owner from a custodian for the benefit of an individual to the same individual (owner’s spouse must be named sole primary beneficiary to remain an Active Spouse);

4)	change of owner from an individual to a custodian for the benefit of the same individual;

5)	collateral assignments;

6)	for nonqualified contracts only, the addition of a joint owner, provided the added joint owner is the original owner’s spouse and is an Active Spouse when added as a joint owner;

7)	for nonqualified contracts only, the removal of a joint owner, provided the removed joint owner is an Active Spouse and becomes the sole primary beneficiary; and

8)	change of owner where the owner becomes the sole primary beneficiary and the sole primary beneficiary becomes the owner, provided both spouses are Active Spouses at the time of the change.

Surrender Charges
Once the Lifetime Withdrawal Phase begins, your withdrawals within a contract year up to the Maximum Annual Withdrawal
(and any applicable Additional Withdrawal Amount) are not subject to surrender charges. We waive any surrender charges otherwise applicable to your withdrawal in a contract year that is less than or equal to the Maximum Annual Withdrawal. Excess Withdrawals are subject to surrender charges, whether or not the Lifetime Withdrawal Phase has begun. Once your Contract value is reduced to zero, any periodic payments under the ING Joint LifePay Plus rider would not subject to surrender charges. Moreover, with no contract value, none of your contract level recurring charges (e.g., the Mortality and Expense Risk Charge) would be deducted. See
Appendix J for examples.

Loans
No loans are permitted on Contracts with the ING Joint LifePay Plus rider.

Taxation
For more information about the tax treatment of amounts paid to you under the ING Joint LifePay Plus Rider, see “Federal Tax
Considerations – Tax Consequences of Living Benefits and Death Benefit.”

Withdrawals

Except under certain qualified contracts, you may withdraw all or part of your money any time before the Annuity Commencement
Date or the death of the Owner. A Withdrawal will be deemed a Surrender and the Cash Surrender Value will be paid if, at the time of the Withdrawal, no Premiums have been received for the prior 24 months and the Withdrawal reduces the Cash Surrender Value remaining after the Withdrawal to less than $1,000. If any single withdrawal or the sum of withdrawals exceeds the Free Withdrawal
Amount, you will incur a surrender charge. The Free Withdrawal Amount is 10% of the Accumulation Value, including any premium credits, less any Withdrawals already taken during the Contract Year, as determined on the date of the Withdrawal.

You need to submit to us a written request specifying the MVA Account or Variable Sub-accounts from which to withdraw amounts, otherwise we will make the Withdrawal on a pro-rata basis from all of the Variable Sub-accounts in which you are invested. If there is not enough Accumulation Value in the Variable Sub-accounts, we will deduct the balance of the Withdrawal from your MVA
Account starting with the Guaranteed Periods nearest their maturity until we have honored your request. We will apply an MVA to any Withdrawal from the MVA Account taken more than 30 days before its maturity date. Definitive guidance on the proper federal tax treatment of the MVA has not been issued. You may want to discuss the potential tax consequences of a MVA with your tax adviser. We will determine the Accumulation Value as of the close of business on the day we receive your Withdrawal request. The
Accumulation Value may be more or less than the premium payments made.

For administrative purposes, we will transfer your money to the Specially Designated Variable Sub-account (currently, the ING
Liquid Assets Portfolio) prior to processing the withdrawal. This transfer will not affect the withdrawal amount you receive.

Please be aware that the benefit we pay under certain optional benefit riders may be reduced by any withdrawals you take while the optional benefit rider is in effect. See “Optional Rider.”

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We offer the following three withdrawal options:

Regular Withdrawals
After the Right to Examine Period, you may make regular Withdrawals. Each Withdrawal must be a minimum of $100. We will apply an MVA to any regular Withdrawal you take from the MVA Account more than 30 days before its maturity date. See Appendix
C and the Fixed Account II prospectus for more information on the application of the MVA.

Systematic Withdrawals
You may choose to receive automatic systematic withdrawal payments (i) from the Accumulation Value in the Variable Sub-accounts in which you are invested, or (ii) from the interest earned on the MVA Account. You may not elect systematic withdrawals if you are taking IRA withdrawals. Systematic withdrawals may be taken monthly, quarterly or annually. There is no additional charge for this feature.

You decide when you would like systematic payments to start as long as it is at least 30 days after the Contract Date. You also select the date on which the systematic withdrawals will be made, but this date cannot be later than the 28th day of the month. If you have elected to receive systematic withdrawals but have not chosen a date, we will make the withdrawals on the same calendar day of each month as your Contract Date. If your Contract Date is on or after the 28th day of the month, then your systematic withdrawal will be made on the 28th day of each month.

Each systematic withdrawal amount must be a minimum of $100. The amount of your systematic withdrawal can either be (i) a fixed dollar amount or (ii) an amount based on a percentage of your contract value. Both forms of systematic withdrawals are subject to the applicable maximum as shown below, which is calculated on each withdrawal date:

Maximum Percentage
Frequency	of Contract Value

Monthly	0.83%
Quarterly	2.50%
Annually	10.00%

If your systematic withdrawal is a fixed dollar amount and the amount to be withdrawn would exceed the applicable maximum percentage of your Accumulation Value on any withdrawal date, we will automatically reduce the amount withdrawn so that it equals such percentage. If you want fixed dollar systematic withdrawals to exceed the maximum percentage and are willing to incur associated surrender charges, consider the Fixed Dollar Systematic Withdrawal Feature discussed below which you may add to your regular fixed dollar systematic withdrawal program.

If your systematic withdrawal is based on a percentage of your Accumulation Value and the amount to be withdrawn based on that percentage would be less than $100, we will automatically increase the amount to $100 as long as it does not exceed the maximum percentage. If the systematic withdrawal would exceed the maximum percentage, we will send the amount, and then automatically cancel your systematic withdrawal option.

We limit systematic withdrawals from the MVA Account to interest earnings during the prior month, quarter, or year, depending on the frequency you chose. Accordingly, systematic withdrawals would not be subject to an MVA, unless you have added the Fixed
Dollar Systematic Withdrawal Feature discussed below and the payments exceed interest earnings. Systematic withdrawals from the
MVA Account under the Fixed Dollar Systematic Withdrawal Feature are available only in connection with Section 72(q) and 72(t)
distributions. The MVA Account may not participate in both the systematic withdrawal option and the dollar cost averaging program at the same time.

You may change the amount or percentage of your systematic withdrawal once each contract year or cancel this option at any time by sending satisfactory notice to our Customer Service Center at least 7 days before the next scheduled withdrawal date. If you submit a subsequent premium payment after you have applied for systematic withdrawals, we will not adjust future withdrawals under the systematic withdrawal program unless you specifically request that we do so. The systematic withdrawal option may commence in a contract year where a regular withdrawal has been taken but you may not change the amount or percentage of your withdrawals in any contract year during which you have previously taken a regular withdrawal.

Subject to availability, a spousal or non-spousal beneficiary may elect to receive death benefits as payments over the beneficiary’s lifetime (“stretch”). Stretch payments will be subject to the same limitations as systematic withdrawals, and non-qualified stretch payments will be reported on the same basis as other systematic withdrawals.

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Fixed Dollar Systematic Withdrawal Feature
You may add the Fixed Dollar Systematic Withdrawal Feature to your regular fixed dollar systematic withdrawal program. This feature allows you to receive a systematic withdrawal in a fixed dollar amount in addition to your systematic withdrawal program regardless of any potential impact of surrender charges or an MVA. Systematic withdrawals from the MVA Account under the Fixed
Dollar Systematic Withdrawal Feature are available only in connection with Section 72(q) and 72(t) distributions. You choose the amount of the fixed systematic withdrawals, which may total up to a maximum of 10% of your Accumulation Value as determined on the day we receive your election of this feature. We will not recalculate the maximum limit when you make Additional Premium payments, unless you instruct us to do so. We will assess a surrender charge on the withdrawal date if the Withdrawal exceeds the maximum limit as calculated on the withdrawal date. We will assess an MVA on the withdrawal date if the Withdrawal from the
MVA Account exceeds your interest earnings on the withdrawal date. We will apply the surrender charge and any MVA directly to your Accumulation Value (rather than to the Withdrawal) so that the amount of each systematic withdrawal remains fixed.

Fixed dollar systematic withdrawals which are intended to satisfy the requirements of Section 72(q) or 72(t) of the Tax Code may exceed the maximum. Such Withdrawals are subject to surrender charges and an MVA when they exceed the applicable maximum percentage.

IRA Withdrawals
If you have a non-Roth IRA Contract and will be at least age 70½ during the current calendar year, you may elect to have distributions made to you to satisfy requirements imposed by federal tax law. IRA withdrawals provide payout of amounts required to be distributed by the Internal Revenue Service rules governing mandatory distributions under qualified plans. We will send you a notice before your distributions commence. You may elect to take IRA withdrawals at that time, or at a later date. You may not elect IRA withdrawals and participate in systematic withdrawals at the same time. If you do not elect to take IRA withdrawals, and distributions are required by federal tax law, distributions adequate to satisfy the requirements imposed by federal tax law may be made. Thus, if you are participating in systematic withdrawals, distributions under that option must be adequate to satisfy the mandatory distribution rules imposed by federal tax law.

You may choose to receive IRA withdrawals on a monthly, quarterly or annual basis. You may elect payments to start as early as 28 days after the contract date. You select the day of the month when the withdrawals will be made, but it cannot be later than the 28th day of the month. If no date is selected, we will make the withdrawals on the same calendar day of the month as the contract date. If your contract date is after the 28th day of the month, your IRA withdrawal will be made on the first day of each month.

You may request us to calculate the amount you are required to withdraw from your Contract each year based on the information you give us and various choices you make. For information regarding the calculation and choices you have, see the SAI. Or, we will accept your written instructions regarding the calculated amount required to be withdrawn from your Contract each year. The minimum dollar amount you can withdraw is $100. When we determine the required IRA withdrawal amount for a taxable year based on the frequency you select, if that amount is less than $100, we will pay $100. At any time where the IRA withdrawal amount is greater than the contract value, we will cancel the Contract and send you the amount of the cash surrender value.

You may change the payment frequency of your IRA withdrawals once each contract year or cancel this option at any time by sending satisfactory notice to our Customer Service Center at least 7 days before the next scheduled withdrawal date.

An IRA withdrawal from a Fixed Interest Allocation in excess of the amount allowed under systematic withdrawals will be subject to a Market Value Adjustment.

Consult your tax adviser regarding the tax consequences associated with taking withdrawals. You are responsible for determining that withdrawals comply with applicable law. A withdrawal made before the taxpayer reaches age 59½ may result in a
10% penalty tax. See “Federal Tax Considerations” for more details.

Transfers Among Your Investments (Excessive Trading Policy)

Between the end of the free look period and the Annuity Commencement Date, you may transfer your contract value among the subaccounts in which you are invested and your Fixed Interest Allocations. We currently do not charge you for transfers made during a contract year, but reserve the right to charge for each transfer after the twelfth transfer in a contract year. We also reserve the right to limit the number of transfers you may make and may otherwise modify or terminate transfer privileges if required by our business judgment or in accordance with applicable law. We will apply a Market Value Adjustment to transfers from a Fixed
Interest Allocation taken more than 30 days before its maturity date, unless the transfer is made under the dollar cost averaging

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program. Keep in mind that transfers between Covered Funds, Special Funds and Excluded Funds may negatively impact your death benefit or rider benefits.

Please be aware that the benefit we pay under an optional benefit rider may be affected by certain transfers you make while the rider is in effect. Transfers, including those involving Special Funds, may also affect your optional rider base. See “Living Benefit Riders.”

The minimum amount that you may transfer is $100 or, if less, your entire contract value held in a subaccount or a Fixed Interest
Allocation. To make a transfer, you must notify our Customer Service Center and all other administrative requirements must be met.
We will determine transfer values at the end of the business day on which we receive the transfer request at our Customer Service
Center. If we receive your transfer request after 4 p.m. eastern time or the close of regular trading of the New York Stock Exchange, we will make the transfer on the next business day.

Separate Account B and the Company will not be liable for following instructions communicated by telephone or other approved electronic means that we reasonably believe to be genuine. We may require personal identifying information to process a request for transfer made over the telephone, over the internet or by other approved electronic means. Please be advised that the risk of a fraudulent transaction is increased with telephonic or electronic instructions, even if appropriate identifying information is provided.

Limits on Frequent or Disruptive Transfers
The contract is not designed to serve as a vehicle for frequent transfers. Frequent transfer activity can disrupt management of a fund and raise its expenses through:

  Increased trading and transaction costs;
  Forced and unplanned portfolio turnover;
  Lost opportunity costs; and
  Large asset swings that decrease the fund’s ability to provide maximum investment return to all contract owners.

This in turn can have an adverse effect on fund performance. Accordingly, individuals or organizations that use market-timing investment strategies or make frequent transfers should not purchase the contract.

Excessive Trading Policy
We and the other members of the ING family of companies that provide multi-fund variable insurance and retirement products, have adopted a common Excessive Trading Policy to respond to the demands of the various fund families that make their funds available through our products to restrict excessive fund trading activity and to ensure compliance with Rule 22c-2 of the 1940 Act.

We actively monitor fund transfer and reallocation activity within our variable insurance products to identify violations of our
Excessive Trading Policy. Our Excessive Trading Policy is violated if fund transfer and reallocation activity:

  Meets or exceeds our current definition of Excessive Trading, as defined below; or
  Is determined, in our sole discretion, to be disruptive or not in the best interests of other owners of our variable insurance and retirement products.

We currently define Excessive Trading as:

  More than one purchase and sale of the same fund (including money market funds) within a 60 calendar day period (hereinafter, a purchase and sale of the same fund is referred to as a “round-trip”). This means two or more round-trips involving the same fund within a 60 calendar day period would meet our definition of Excessive Trading; or
  Six round-trips involving the same fund within a twelve month period.

The following transactions are excluded when determining whether trading activity is excessive:

  Purchases or sales of shares related to non-fund transfers (for example, new purchase payments, withdrawals and loans);
  Transfers associated with scheduled dollar cost averaging, scheduled rebalancing or scheduled asset allocation programs;
  Purchases and sales of fund shares in the amount of $5,000 or less;
  Purchases and sales of funds that affirmatively permit short-term trading in their fund shares, and movement between such funds and a money market fund; and
  Transactions initiated by us, another member of the ING family of insurance companies or a fund.

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If we determine that an individual or entity has made a purchase of a fund within 60 days of a prior round-trip involving the same fund, we will send them a letter (once per year) warning that another sale of that same fund within 60 days of the beginning of the prior round-trip will be deemed to be Excessive Trading and result in a six month suspension of their ability to initiate fund transfers or reallocations through the Internet, facsimile, Voice Response Unit (VRU), telephone calls to the ING Customer Service Center, or other electronic trading medium that we may make available from time to time (“Electronic Trading Privileges”). Likewise, if we determine that an individual or entity has made five round-trips involving the same fund within a rolling twelve month period, we will send them a letter warning that another purchase and sale of that same fund within twelve months of the initial purchase in the first round-trip in the prior twelve month period will be deemed to be Excessive Trading and result in a suspension of their Electronic
Trading Privileges. According to the needs of the various business units, a copy of the warning letters may also be sent, as applicable, to the person(s) or entity authorized to initiate fund transfers or reallocations, the agent/registered representative or investment adviser for that individual or entity. A copy of the warning letters and details of the individual’s or entity’s trading activity may also be sent to the fund whose shares were involved in the trading activity.

If we determine that an individual or entity has violated our Excessive Trading Policy, we will send them a letter stating that their
Electronic Trading Privileges have been suspended for a period of six months. Consequently, all fund transfers or reallocations, not just those which involve the fund whose shares were involved in the activity that violated our Excessive Trading Policy, will then have to be initiated by providing written instructions to us via regular U.S. mail. Suspension of Electronic Trading Privileges may also extend to products other than the product through which the Excessive Trading activity occurred. During the six month suspension period, electronic “inquiry only” privileges will be permitted where and when possible. A copy of the letter restricting future transfer and reallocation activity to regular U.S. mail and details of the individual’s or entity’s trading activity may also be sent, as applicable, to the person(s) or entity authorized to initiate fund transfers or reallocations, the agent/registered representative or investment adviser for that individual or entity and the fund whose shares were involved in the activity that violated our Excessive Trading Policy.

Following the six month suspension period during which no additional violations of our Excessive Trading Policy are identified,
Electronic Trading Privileges may again be restored. We will continue to monitor the fund transfer and reallocation activity, and any future violations of our Excessive Trading Policy will result in an indefinite suspension of Electronic Trading Privileges. A violation of our Excessive Trading Policy during the six month suspension period will also result in an indefinite suspension of Electronic
Trading Privileges.

We reserve the right to suspend Electronic Trading Privileges with respect to any individual or entity, with or without prior notice, if we determine, in our sole discretion, that the individual’s or entity’s trading activity is disruptive or not in the best interests of other owners of our variable insurance products, regardless of whether the individual’s or entity’s trading activity falls within the definition of Excessive Trading set forth above.

Our failure to send or an individual’s or entity’s failure to receive any warning letter or other notice contemplated under our Excessive
Trading Policy will not prevent us from suspending that individual’s or entity’s Electronic Trading Privileges or taking any other action provided for in our Excessive Trading Policy.

We do not allow exceptions to our Excessive Trading Policy. We reserve the right to modify our Excessive Trading Policy, or the policy as it relates to a particular fund, at any time without prior notice, depending on, among other factors, the needs of the underlying fund(s), the best interests of contract owners and fund investors and/or state or federal regulatory requirements. If we modify our policy, it will be applied uniformly to all contract owners or, as applicable, to all contract owners investing in the underlying fund.

Our Excessive Trading Policy may not be completely successful in preventing market timing or excessive trading activity. If it is not completely successful, fund performance and management may be adversely affected, as noted above.

Limits Imposed by the Funds
Each underlying fund available through the variable insurance and retirement products offered by us and/or the other members of the
ING family of insurance companies, either by prospectus or stated contract, has adopted or may adopt its own excessive/frequent trading policy, and orders for the purchase of fund shares are subject to acceptance or rejection by the underlying fund. We reserve the right, without prior notice, to implement fund purchase restrictions and/or limitations on an individual or entity that the fund has identified as violating its excessive/frequent trading policy and to reject any allocation or transfer request to a subaccount if the corresponding fund will not accept the allocation or transfer for any reason. All such restrictions and/or limitations (which may include, but are not limited to, suspension of Electronic Trading Privileges and/or blocking of future purchases of a fund or all funds within a fund family) will be done in accordance with the directions we receive from the fund.

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Agreements to Share Information with Fund Companies
As required by Rule 22c-2 under the 1940 Act, we have entered into information sharing agreements with each of the fund companies whose funds are offered through the contract. Contract owner trading information is shared under these agreements as necessary for the fund companies to monitor fund trading and our implementation of our Excessive Trading Policy. Under these agreements, the company is required to share information regarding contract owner transactions, including but not limited to information regarding fund transfers initiated by you. In addition to information about contract owner transactions, this information may include personal contract owner information, including names and social security numbers or other tax identification numbers.

As a result of this information sharing, a fund company may direct us to restrict a contract owner’s transactions if the fund determines that the contract owner has violated the fund’s excessive/frequent trading policy. This could include the fund directing us to reject any allocations of premium or contract value to the fund or all funds within the fund family.

Dollar Cost Averaging
You are eligible to participate in our dollar cost averaging (DCA) 30 days after the Contract Date. You must use the Specially
Designated Variable Sub-account, currently the ING Liquid Assets Portfolio. The duration is 3 months for your monthly transfers, or any longer duration, so long as you meet the minimum monthly transfer amount of $100.

We also may offer DCA from the MVA Account for Initial Premium and Additional Premium, for 6 months and 1 year. DCA from the MVA Account requires a minimum monthly transfer amount of $100. Automatic rebalancing is not available with DCA from the
MVA Account. There is no additional charge for this feature.

DCA is designed to lessen the impact of market fluctuation on your investment. Since we transfer the same dollar amount to other
Variable Sub-accounts each month, more units of a Variable Sub-account are purchased if the value of its unit is low and fewer units are purchased if the value of its unit is high. Therefore, a lower than average value per unit may be achieved over the long term.
However, we cannot guarantee this. When you elect DCA, you are continuously investing in securities regardless of fluctuating price levels. You should consider your tolerance for investing through periods of fluctuating price levels.

We will transfer all your money allocated to that source account into the Variable Sub-account(s) in equal payments over the selected
6-month or 1-year period. The last payment will include earnings accrued over the course of the selected period. If you make an additional Premium payment into an MVA Account subject to DCA, the amount of your transfers under the DCA remains the same, unless you instruct us to increase the transfer amount.

Transfers from an MVA Account under DCA are not subject to an MVA. However, if you terminate the DCA for the MVA Account and there is money remaining in the MVA Account, we will transfer the remaining money to the ING Liquid Assets Portfolio. Such transfer will trigger an MVA if the transfer is made more than 30 days before the maturity date of the MVA Account.

If you do not specify to which Variable Sub-accounts you want to transfer the dollar amount of the source account, we will transfer the money to the Variable Sub-accounts in which you are invested on a proportional basis, subject to any fund purchase restrictions. The transfer date is the same day each month as your contract date. If, on any transfer date, your contract value in a source account is equal or less than the amount you have elected to have transferred, the entire amount will be transferred and the program will end.
You may terminate the DCA at any time by sending satisfactory Notice to Us at least 7 days before the next transfer date.

Transfers under the DCA must be in compliance with the investment restrictions for the living benefit riders. If you set up DCA transfers that are not in compliance with such restrictions, the fixed allocation funds automatic rebalancing feature of those living benefit riders will automatically rebalance the amounts to bring them into compliance.

We modify, suspend or terminate the DCA. Such change will not affect any DCAs in operation at the time.

Automatic Rebalancing
If you have at least $10,000 of Accumulation Value invested in the Variable Sub-accounts, you may elect to have your investments in the Variable Sub-accounts automatically rebalanced. Automatic rebalancing is not available if you participate in DCA. Automatic rebalancing will not take place during the free look period. Automatic rebalancing is subject to any fund purchase restrictions;
however, transfers made pursuant to automatic rebalancing do not count toward the 12-transfer limit on free transfers. There is no additional charge for this feature.

We will transfer your Contract’s Accumulation Value on a quarterly, semi-annual, or annual calendar basis among the Variable Sub-
accounts to maintain the investment blend of your selected Variable Sub-accounts. The minimum size of any allocation must be in full percentage points. Rebalancing does not affect any amounts that you have allocated to the MVA Account. The program may be used in conjunction with the systematic withdrawal option only if withdrawals are taken pro-rata.

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To participate in automatic rebalancing, send satisfactory Notice to Us. We will begin the program on the last business day of the period in which we receive the notice. You may cancel the program at any time. The program will automatically terminate if you choose to reallocate your Accumulation Value among the Variable Sub-accounts or if you pay any Additional Premiums or take a
Withdrawal on other than a pro-rata basis. Additional Premium and Withdrawals made on a pro-rata basis will not cause the automatic rebalancing program to terminate.

Death Benefit Riders

The Contract Provides for a Death Benefit equal to the greater of the Cash Surrender Value or Accumulation Value less any recapture of Premium Credits. The Death Benefit is payable when any Owner (Annuitant when the Owner is not an individual), dies.
Assuming you are the Owner, your Beneficiary will receive a Death Benefit unless the Beneficiary is your surviving spouse and elects to continue the Contract. We will calculate the Death Benefit with Notice to Us on the Business Day we receive Due Proof of Death and pay it on the Claim Date. The Death Benefit may be received in a single sum, applied to an Annuity Plan, or, if available, paid over the Beneficiary’s lifetime. (See “Systematic Withdrawals” above). A Beneficiary’s right to elect an Annuity Plan or receive a lump-sum payment may have been restricted by the Owner. If so, such rights or options will not be available to the Beneficiary.

If we do not receive a request to apply the Death Benefit to an Annuity Plan, we will make a single sum distribution. Unless you elect otherwise, the distribution will be made into an interest bearing account, backed by our general account, which can be accessed by the
Beneficiary through a checkbook feature. The Beneficiary may access Death Benefit proceeds at any time without penalty. We will generally pay the Death Benefit within 7 days of the Claim Date. For information on required distributions under federal income tax laws, you should see “Required Distributions upon Contract Owner’s Death.” Interest earned on this account may be less than interest paid on other settlement options.

You must choose 1 of the 3 guaranteed Death Benefit Riders: the Standard Death Benefit Rider, the Quarterly Ratchet Death Benefit
Rider or the Max 7% Solution Death Benefit Rider. Neither the Quarterly Ratchet Death Benefit Rider nor the Max 7% Solution
Death Benefit Rider is available when a Contract is owned by joint Owners. Not all Death Benefits are available in every state. If you do not choose a Death Benefit, your Death Benefit will be the Standard Death Benefit.

Once you choose a Death Benefit, you cannot change it. A change in ownership of the Contract may affect the amount of the Death
Benefit. The ING LifePay Plus and ING Joint LifePay Plus riders may also affect the death benefit. The Death Benefit may be subject to certain mandatory distribution rules required by federal tax law. In all cases described below, the amount of the Death
Benefit could be reduced by premium taxes owed and Withdrawals not previously deducted.

Standard Death Benefit Rider
This Death Benefit is the greater of (1), (2) or (3), where:

(1)	is the Accumulation Value less any recapture of Premium Credits, if applicable;

(2)	is the Standard Death Benefit, which is the sum of the Standard Death Benefit Base for Covered Funds and the Accumulation Value allocated to Excluded Funds – less any recapture of Premium Credits, if applicable; and

(3)	is the Cash Surrender Value.

The Standard Death Benefit Base for Covered Funds equals the Premiums plus Premium Credits allocated to Covered Funds, adjusted for any Withdrawals and transfers. Covered Funds are all Variable Sub-accounts not designated as Excluded Funds. No Variable
Sub-accounts are currently designated as Excluded Funds for purposes of the Standard Death Benefit Rider.

Quarterly Ratchet Death Benefit Rider This Death Benefit is the greater of (1), (2), (3) or (4), where:

(1)	is the Accumulation Value less any recapture of Premium Credits, if applicable;

(2)	is the Standard Death Benefit, which is the sum of the Standard Death Benefit Base for Covered Funds and the Accumulation Value allocated to Excluded Funds – less any recapture of Premium Credits, if applicable;

(3)	is the Ratchet Death Benefit, which is the sum of the Ratchet Death Benefit for Covered Funds and the Accumulation Value allocated to Excluded Funds – less any recapture of Premium Credits, if applicable; and

(4)	is the Cash Surrender Value.

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The Standard Death Benefit Base for Covered Funds equals the Premiums plus Premium Credits allocated to Covered Funds, adjusted for any Withdrawals and transfers. Covered Funds are Variable Sub-accounts not designated as Excluded Funds. No Variable Sub-
accounts are currently designated as Excluded Funds for purposes of the Quarterly Ratchet Death Benefit Rider.

The Ratchet Death Benefit Base for Covered Funds starts out equaling the Premiums plus Premium Credits allocated to Covered
Funds. On each quarterly Contract Anniversary, the Ratchet Death Benefit Base for Covered Funds equals the greater of: the Ratchet
Death Benefit Base for Covered Funds, as calculated on the last quarterly Contract Anniversary; the Premiums plus Premium Credits allocated to Covered Funds, adjusted for any Withdrawals and transfers; or the Accumulation Value allocated to Covered Funds (less any fees and charges under the Contract). So between quarterly Contract Anniversaries, the Ratchet Death Benefit Base for Covered
Funds would equal the Ratchet Death Benefit Base for Covered Funds, as calculated on the last quarterly Contract Anniversary, plus any Premiums and Premium Credits allocated to Covered Funds, and adjusted for any Withdrawals and transfers.

Please note that the Standard Death Benefit is available so long as the Owner is Age 85 or younger. The Ratchet Death Benefit is available until the Owner is Age 90.

Max 7% Solution Death Benefit Rider This Death Benefit is the greater of (1), (2), (3), (4) or (5), where:

(1)	is the Accumulation Value less any recapture of Premium Credits, if applicable;

(2)	is the Standard Death Benefit, which is the sum of the Standard Death Benefit Base for each of Covered Funds and Special Funds, and the Accumulation Value allocated to Excluded Funds – less any recapture of Premium Credits, if applicable;

(3)	is the lesser of (a) or (b) less any recapture of Premium Credits, if applicable, where:

	(a)	is the Rollup Death Benefit, which equals the sum of the Rollup Death Benefit Base for each of Covered Funds and Special Funds, and the Accumulation Value allocated to Excluded Funds, and

	(b)	is the Maximum Rollup Death Benefit, which is equal to (i) multiplied by (ii) minus (iii), where:

		(i)	is the sum of all Premiums plus any Premium Credits, if applicable;

		(ii)	is the Maximum Rollup Death Benefit Multiplier, currently 2.5; and

		(iii)	is any adjustments for Withdrawals;

(4) is the Ratchet Death Benefit, which is the sum of the Ratchet Death Benefit Base for each of Covered Funds and Special Funds, and the Accumulation Value allocated to Excluded Funds – less any recapture of Premium Credits, if applicable; and (5) is the Cash Surrender Value.

The Standard Death Benefit Base for each of Covered Funds and Special Funds equals the Premiums plus Premium Credits allocated to Covered Funds or Special Funds, respectively, adjusted for any Withdrawals and transfers. Covered Funds are Variable Sub-
accounts not designated as Special Funds or Excluded Funds. Currently, the Special Funds are ING Liquid Assets Portfolio and the
MVA Account. No Variable Sub-accounts are currently designated as Excluded Funds for purposes of the Max 7% Solution Death
Benefit Rider.

The Rollup Death Benefit Base for Covered Funds starts out equaling the Premiums plus Premium Credits allocated to Covered
Funds. On any Business Day before the Maximum Rollup Death Benefit has been reached, the Rollup Death Benefit Base for
Covered Funds equals the Rollup Death Benefit Base for Covered Funds from the prior Business Day and interest at the Rollup Death
Benefit Interest Rate, currently 7% annually, plus any Premiums and Premium Credits allocated to Covered Funds, and adjusted for any Withdrawals and transfers.

Similarly, the Rollup Death Benefit Base for Special Funds starts out equaling the Premiums plus Premium Credits allocated to
Special Funds. On any Business Day before the Maximum Rollup Death Benefit has been reached, the Rollup Death Benefit Base for
Special Funds equals the Rollup Death Benefit Base for Special Funds from the prior Business Day plus Premiums and Premium
Credits allocated to Special Funds, adjusted for any Withdrawals and transfers. Please note, however, that the Rollup Death Benefit
Base is not entitled to interest at the Rollup Death Benefit Interest Rate.

The Ratchet Death Benefit Base for each of Covered Funds and Special Funds starts out equaling the Premiums plus Premium Credits allocated to Covered Funds or Special Funds, respectively. On each quarterly Contract Anniversary, the Ratchet Death Benefit Base
for each of Covered Funds and Special Funds equals the greater of the Premiums plus Premium Credits allocated to Covered Funds or
Special Funds, as applicable, adjusted for any Withdrawals and transfers, or the Accumulation Value allocated to Covered Funds or
Special Funds, as applicable (less any fees and charges under the Contract). So between quarterly Contract Anniversaries, the Ratchet
Death Benefit Base for each of Covered Funds and Special Funds would equal the Ratchet Death Benefit Base for Covered Funds or

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Special Funds, as calculated on the last quarterly Contract Anniversary, as applicable, plus any Premiums and Premium Credits allocated to Covered Funds or Special Funds, respectively, and adjusted for any Withdrawals and transfers.

Please note that the Standard Death Benefit is available so long as the Owner is Age 85 or younger. The Rollup Death Benefit is available through the Business Day prior to the Contract Anniversary on which the Owner reaches Age 80. The Ratchet Death Benefit is available until the Owner is Age 90.

Withdrawal Adjustments
Withdrawals reduce, pro-rata- each of the components for Covered Funds, Special Funds and Excluded Funds, as applicable, used to calculate the Death Benefit (e.g., the Standard Death Benefit Base for Covered Funds). The pro-rata adjustment for any Withdrawals equals (1) divided by (2) multiplied by (3), where:

(1)	is the Accumulation Value withdrawn;

(2)	is the Accumulation Value before the Withdrawal; and

(3)	is the amount of the applicable Death Benefit component before the Withdrawal.

The Maximum Rollup Death Benefit component of the Max 7% Solution Death Benefit is also subject to a pro-rata adjustment for any
Withdrawals. Accordingly, please note that Withdrawals may not simply result in a dollar-for-dollar reduction in the Death Benefit, as calculated.

Transfer Adjustments
Transfers reduce, on a pro-rata basis, each of the following components for Covered Funds, Special Funds and Excluded Funds, as
applicable, as may be used to calculate the Death Benefit:

  Standard Death Benefit Base
  Ratchet Death Benefit Base
  Rollup Death Benefit Base

Transfers from Covered Funds to Special Funds or Excluded Funds will pro-rata reduce the applicable Death Benefit component for
Covered Funds. Similarly, transfers from Special Funds to Covered Funds or Excluded Funds will pro-rata reduce the applicable
Death Benefit component for Special Funds. While the corresponding increase in a given Death Benefit component as a result of the transfer will equal the amount of the pro-rata reduction, please note that there is no Standard Death Benefit Base, Ratchet Death
Benefit Base or Rollup Death Benefit Base for Excluded Funds in calculating the Death Benefit under the Standard Death Benefit
Rider, Quarterly Ratchet Death Benefit Rider or Max 7% Solution Death Benefit Rider, respectively. Rather, these Death Benefit components are only used to account for any transfers. Accumulation Value, less any recapture of Premium Credits, if applicable, is used instead to calculate the Death Benefit attributable to Excluded Funds. Transfers from Excluded Funds to Covered Funds or
Special Funds will pro-rata reduce the applicable Death Benefit component for Excluded Funds as well; however, the corresponding increase in a given Death Benefit component as a result of the transfer will equal the lesser of the amount of the pro-rata reduction and the Accumulation Value, less any recapture of Premium Credits. So a transfer could unfavorably impact the Death Benefit, as calculated, or at least the calculation of the Standard Death Benefit, Ratchet Death Benefit or Rollup Death Benefit components, as applicable.

Note: In all cases described above, the amount of the death benefit could be reduced by premium taxes owed and withdrawals not previously deducted. A guaranteed Death Benefit Rider may not be available in all states.

EMDB Rider
You may choose to purchase the EMDB Rider in addition to a guaranteed Death Benefit Rider. This Rider provides a benefit equal to a percentage of the gain on the Contract to be included in any Death Benefit. This Rider is subject to state availability and is available only for issue Ages 75 and under. You may purchase this Rider on the Contract Date or, if it is not yet available in your state, the rider effective date will be on the next Contract Anniversary once available. This Rider is only available on Contracts having one
Owner.

This benefit is calculated as the lesser of (1) or (2) multiplied by the applicable EMDB Factor (55%; 30% for issue ages above 70), where:

(1)	is the EMDB Base; and

(2)	is the Maximum EMDB Base.

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The EMDB Base is the Accumulation Value minus Premiums, adjusted pro-rata for any Withdrawals, when the rider effective date is the same as the Contract Date. Otherwise, the EMDB Base will be the Accumulation Value minus the sum of the Accumulation
Value on the rider effective date and any Additional Premium after the rider effective date, adjusted pro-rata for any Withdrawals after the rider effective date.

The Maximum EMDB Base is Premiums adjusted pro-rata for any Withdrawals, multiplied by the Maximum EMDB Base Factor, which is 150%, when the rider effective date is the same as the Contract Date. Otherwise, the Maximum EMDB Base is the
Accumulation Value on the rider effective date plus any Additional Premium after the rider effective date, adjusted pro-rata for any
Withdrawals after the rider effective date, and multiplied by the Maximum EMDB Base Factor (150%).

The pro-rata adjustment for any Withdrawals equals (1) divided by (2) multiplied by (3), where:

(1)	is the Accumulation Value withdrawn;

(2)	is the Accumulation Value before the Withdrawal; and

(3)	is the amount of the EMDB Base or Maximum EMDB Base, as applicable, before the Withdrawal.

The Rider does not provide a benefit if there is no gain on the Contract. As such, the Company would continue to assess a charge for the rider, even though no benefit would be payable at death under the rider if there are no gains under the Contract. Please see
“Charges and Fees - Charges Deducted from the Subaccounts - Optional Rider Charges - Earnings Multiplier Benefit Rider Charge”
for a description of the charge.

The rider is available for both non-qualified and qualified contracts. Please see the discussions of possible tax consequences in
“Federal Tax Considerations,” “Individual Retirement Annuities,” “Taxation of Qualified Contracts,” and “Tax Consequences of
Enhanced Death Benefit,” in this prospectus.

Death Benefit During the Income Phase
If any Contract Owner or the Annuitant dies after the Annuity Commencement Date, the Company will pay the Beneficiary any certain benefit remaining under the annuity in effect at the time.

Continuation After Death — Spouse
If at the Contract Owner’s death, the surviving spouse of the deceased Contract Owner is the Beneficiary and such surviving spouse elects to continue the contract as his or her own, the following will apply:

If the guaranteed Death Benefit as of the date we receive Due Proof of Death, minus the Accumulation Value on that date is greater than zero, we will add such difference to the Accumulation Value. We will allocate such addition to the Variable Sub-accounts in proportion to the Accumulation Value in the Variable Sub-accounts, unless you direct otherwise. If there is no Accumulation Value in any Variable Sub-account, we will allocate the addition to the ING Liquid Assets Portfolio, or its successor. Such addition to the
Accumulation Value will not affect the guaranteed Death Benefit or any living benefit rider values. Any addition to Accumulation
Value is available only to the spouse of the owner as of the date of death of the Owner if such spouse under the provisions of the contract elects to continue the contract as his or her own.

The death benefits under each of the available options will continue, based on the surviving spouse’s age on the date that ownership changes.

If you elect the Quarterly Ratchet Death Benefit Rider or the Max 7% Solution Death Benefit Rider and the new or surviving Owner is
Attained Age 89 or less, ratchets will continue, (or resume if deceased owner had already reached Age 90) until the new or surviving
Owner reaches Age 90. If you elected the Max 7% Solution Death Benefit Rider, the new or surviving Owner is Attained Age 79 or less, the Max 7% Solution Enhanced Death Benefit Rider continues or resumes accumulation until either the cap or the Attained Age of 80 is reached.

At subsequent Surrender, we will waive any surrender charge applicable to Premiums paid prior to the date we receive Due Proof of
Death of the Contract Owner. Any Premiums paid later will be subject to any applicable surrender charge.

If you elected the EMDB Rider, and the benefit would otherwise be payable, we will add the benefit to the Accumulation Value and allocate the benefit among the Variable Sub-accounts in proportion to the Accumulation Value in the Variable Sub-accounts, unless you direct otherwise. If there is no Accumulation Value in any Variable Sub-account, we will allocate the benefit to the ING Liquid
Assets Portfolio, or its successor.

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With the EMDB Rider, so long as the surviving spouse is under Age 76, this Rider will continue, and the EMDB Base and the
Maximum EMDB Base will be recalculated, using the surviving spouse’s Age for the EMDB Factor; otherwise, this Rider will terminate. The EMDB Base, as recalculated, will include the amount of any benefit payable under the Rider upon the Owner’s death.

Continuation After Death — Not a Spouse
If the Beneficiary or surviving joint Owner is not the spouse of the Owner, the Contract may defer payment of the Death Benefit subject to the required distribution rules of the Tax Code. See next section, “Required Distributions Upon Contract Owner’s Death.”

If the guaranteed Death Benefit as of the date we receive Due Proof of Death, minus the Accumulation Value also on that date, is greater than zero, we will add such difference to the Accumulation Value. Such addition will be allocated to the Variable Sub-
accounts in proportion to the Accumulation Value in the Variable Sub-accounts, unless we are directed otherwise. If there is no
Accumulation Value in any Variable Sub-account, the addition will be allocated to the ING Liquid Assets Portfolio, or its successor.

The Death Benefit will then terminate. At subsequent Surrender, any surrender charge applicable to Premiums paid prior to the date we receive Due Proof of Death of the Contract Owner will be waived. No additional Premium payments may be made.

If you elected the EMDB Rider, and the benefit would otherwise be payable, we will add the benefit to the Accumulation Value and allocate the benefit among the Variable Sub-accounts in proportion to the Accumulation Value in the Varaible Sub-accounts, unless you direct otherwise. If there is no Accumulation Value in any Variable Sub-account, we will allocate the benefit to the ING Liquid
Assets Portfolio, or its successor. The EMDB Rider then terminates, whether or not a benefit was payable under the terms of the
Rider.

Required Distributions Upon Contract Owner’s Death
We will not allow any payment of benefits provided under a non-qualified Contract which does not satisfy the requirements of Section
72(s) of the Tax Code.

If any contract owner of a non-qualified Contract dies before the Annuity Commencement Date, we will distribute the death benefit payable to the beneficiary as follows: (a) the death benefit must be completely distributed within 5 years of the contract owner’s date of death; or (b) the beneficiary may elect, within the 1-year period after the contract owner’s date of death, to receive the death benefit in the form of an annuity from us, provided that (i) such annuity is distributed in substantially equal installments over the life of such beneficiary or over a period not extending beyond the life expectancy of such beneficiary; and (ii) such distributions begin not later than 1 year after the contract owner’s date of death.

Notwithstanding (a) and (b) above, if the sole contract owner’s beneficiary is the deceased owner’s surviving spouse, then such spouse may elect to continue the Contract under the same terms as before the contract owner’s death. Upon receipt of such election from the spouse at our Customer Service Center: (i) all rights of the spouse as contract owner’s beneficiary under the Contract in effect prior to such election will cease; (ii) the spouse will become the owner of the Contract and will also be treated as the contingent annuitant, if none has been named and only if the deceased owner was the annuitant; and (iii) all rights and privileges granted by the Contract or allowed by us will belong to the spouse as contract owner of the Contract. We deem the spouse to have made this election if such spouse makes a premium payment to the Contract or fails to make a timely election as described in this paragraph.

If the owner’s beneficiary is not a spouse, the distribution provisions described in subparagraphs (a) and (b) above, will apply even if the annuitant and/or contingent annuitant are alive at the time of the contract owner’s death.

Subject to availability, and our then current rules, a spousal or non-spousal beneficiary may elect to receive death benefits as payments over the life expectancy of the beneficiary (“stretch”). “Stretch” payments will be subject to the same limitations as systematic withdrawals, and non-qualified “stretch” payments will be reported on the same basis as other systematic withdrawals.

If we do not receive an election from an owner’s beneficiary who is not a spouse within the 1-year period after the contract owner’s date of death, then we will pay the death benefit to the owner’s beneficiary in a cash payment within five years from the date of death.
We will determine the death benefit as of the date we receive due proof of death. Such cash payment will be in full settlement of all our liabilities under the Contract.

If a contract owner dies after the Annuity Commencement Date, all of the contract owner’s rights granted under the Contract or allowed by us will pass to the contract owner’s beneficiary.

If the Contract has joint owners, we will consider the date of death of the first joint owner as the death of the contract owner, and the surviving joint owner will become the beneficiary of the Contract. If any contract owner is not an individual, the death of an annuitant shall be treated as the death of a contract owner.

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Annuity Payments

Annuitization of Your Contract
Annuity Payments will begin on the Annuity Commencement Date. The minimum monthly Annuity Payment that we will make is
$20. We may require that a single sum payment be made if the Accumulation Value is less than $2,000 or if the calculated monthly annuity income payment is less than $20. Living benefit riders automatically terminate when the income phase of your Contract begins. The MGIB annuity benefit may be available if you have purchased the MGIB rider, provided the waiting period and other specified conditions have been met. The Maximum Annual Withdrawal may be available with the ING LifePay Plus or ING Joint
LifePay Plus riders. There is no death benefit after the Annuity Commencement Date.

We will determine the amount of the Annuity Payments on the Annuity Commencement Date by multiplying the Accumulation Value by the applicable payment factor provided under the Contract and dividing by 1,000. The applicable payment factor will depend on:
the Annuity Plan; the frequency of Annuity Payments; and the age of the Annuitant (and gender, where appropriate under applicable law). A net investment return of 1.5% is assumed, and we may pay a higher rate at our discretion. Surrender charges might apply depending on the annuity options.

Selecting an Annuity Commencement Date
You may select an Annuity Commencement Date in purchasing the Contract or by providing Notice to Us at least 30 days in advance.
The Annuity Commencement Date may be any date following the first Contract Anniversary, but no later than the Contract
Anniversary following the oldest Annuitant’s 95th birthday. If you do not select the Annuity Commencement Date, it will be the
Contract Anniversary on or next following the oldest Annuitant’s 95th birthday.

Frequency of Annuity Payments
You choose the frequency of the Annuity Payments. They may be monthly, quarterly, semi-annually or annually. We will make the
Annuity Payments monthly without Notice to Us otherwise.

The Annuity Plans
You may elect one of the Annuity Plans described below, which provide for Annuity Payments of a fixed amount only, using the
Annuity 2000 Mortality Tables. In addition, you may elect any other Annuity Plan, if we agree. The Annuity Plan may be changed at any time before the Annuity Commencement Date upon 30 days prior Notice to Us. If you do not elect an Annuity Plan by the
Annuity Commencement Date, Annuity Payments will be made automatically each month for a minimum of 120 months and as long thereafter as the last surviving Annuitant lives, unless otherwise limited by applicable law. With joint Annuitants, Annuity Payments will be made automatically each month for a minimum of 120 months and as long thereafter as either of two Annuitants are living.
Unless you direct otherwise, we will make the Annuity Payments to you. Our consent is necessary if the payee is other than an individual, so as to ensure compliance with any applicable tax laws. Notice to Us is also required for you to be able to change the payee.

Payments for a Period Certain
Annuity Payments are made in equal installments for a fixed number of years. The number of years cannot be less than 10 or more than 30, unless otherwise limited by applicable law.

Payments for a Period Certain and Life
Annuity Payments are made for a fixed number of years and as long thereafter as the Annuitant is living. The number of years cannot be less than 10 or more than 30, unless otherwise limited by applicable law.

Single Life Payments Annuity Payments are made for as long as the Annuitant is living.

Joint and Last Survivor Life Payments
Annuity Payments are made for as long as either of two Annuitants is living.

Annuity Payments When Payee Dies
If any Owner (or any Annuitant who is not an Owner) dies on or after the Annuity Commencement Date but before all guaranteed
Annuity Payments have been made, we will pay the remainder at least as rapidly as before the death.

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Other Important Information

Reports to Contract Owners
We will send you a quarterly statement showing the Accumulation Value, Cash Surrender Value, and the Death Benefit as of the end
of the calendar quarter. This statement will also show the allocation of your Accumulation Value and Additional Premiums and
Withdrawals since your last statement. You have 30 days to notify our Customer Service Center of any errors or discrepancies before the values will be considered final and correct. We will also send you copies of any shareholder reports of the investment portfolios in which Separate Account B invests, as well as any other reports, notices or documents we are required by law to furnish to you.

Suspension of Payments
The Company reserves the right to suspend or postpone the date of any payment or determination of values, beyond the 7 permitted days, on any business day (i) when the New York Stock Exchange is closed; (ii) when trading on the New York Stock Exchange is restricted; (iii) when an emergency exists as determined by the SEC so that the sale of securities held in Separate Account B may not reasonably occur or so that the Company may not reasonably determine the value of Separate Account B’s net assets; or (iv) during any other period when the SEC so permits for the protection of security holders. We have the right to delay payment of amounts from a Fixed Interest Allocation for up to 6 months, contingent upon written approval by the insurance supervisory official in the jurisdiction in which this Contract is issued.

Misstatement of Age or Sex
If the Age or sex of a person has been misstated, we will adjust the further benefit payments to reflect those that the Premiums would have purchased at the correct Age or sex. Any underpayments as a result will be included in the next payment from us, with interest credited at the rate of 1.5% annually. Any overpayment, plus interest at 1.5% annually, will be deducted from future payments until the overpayment has been repaid in full.

Assignment
You may assign a non-qualified Contract as collateral security for a loan or other obligation, with Notice to Us and the consent of any
Irrevocable Beneficiary. An assignment is not a change of ownership. But you should understand that your rights and any beneficiary’s rights may be subject to the terms of the assignment. An assignment likely has federal tax consequences. You should consult a tax adviser for tax advice. We are not responsible for the validity, tax consequences or other effects of an assignment.

Contract Changes — Applicable Tax Law
We have the right to make changes in the Contract to continue to qualify the Contract as an annuity under applicable federal tax law.
We will give you advance notice of such changes.

Right to Examine Period
You may cancel your Contract during the Right to Examine Period. We deem the Right to Examine Period to expire 15 days after we mail the Contract to you. Some states may require a longer Right to Examine. To cancel, you need to send your Contract to our
Customer Service Center or to the agent from whom you purchased it. We will refund the greater of the contract value (which may be more or less than the premium payments you paid) or, if required by your state, the original amount of your premium payment. In no event does the Company retain any investment gain associated with a Contract that is free looked. For purposes of the refund during the free look period, (i) we adjust your contract value for any market value adjustment (if you have invested in the Fixed Account), (ii)
then we exclude any premium credit initially applied, and (iii) then we include a refund of any charges deducted from your contract value. Because of the market risks associated with investing in the portfolios and the potential positive or negative effect of the market value adjustment, the contract value returned may be greater or less than the premium payment you paid. Some states require us to return to you the amount of the paid premium (rather than the contract value) in which case you will not be subject to investment risk during the free look period. In these states, your premiums designated for investment in the subaccounts will be allocated during the free look period to a subaccount specially designated by the Company for this purpose (currently, the ING Liquid Assets
Portfolio). We may, in our discretion, require that premiums designated for investment in the subaccounts from all other states as well as premiums designated for a Fixed Interest Allocation be allocated to the specially designated subaccount during the free look period.
Your free look rights depend on the laws of the state in which you purchase your Contract. Your Contract is void as of the day we receive your Contract and cancellation request in good order. We determine your contract value at the close of business on the day we void your Contract. If you keep your Contract after the free look period and the investment is allocated to a subaccount specially designated by the Company, we will put your money in the subaccount(s) chosen by you, based on the accumulation unit value next computed for each subaccount, and/or in the Fixed Interest Allocation chosen by you.

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Special Arrangements
We may reduce or waive any Contract, rider, or benefit fees or charges for certain group or sponsored arrangements, under special programs, and for certain employees, agents, and related persons of our parent corporation and its affiliates. We reduce or waive these items based on expected economies, and the variations are based on differences in costs or services.

Selling the Contract
Our affiliate, Directed Services LLC, 1475 Dunwoody Drive, West Chester, PA 19380 is the principal underwriter and distributor of the Contract as well as for other ING USA contracts. Directed Services LLC, a Delaware limited liability company, is registered with the SEC as a broker/dealer under the Securities Exchange Act of 1934, and is a member of the Financial Industry Regulatory
Authority, Inc. (“FINRA”).

Directed Services LLC does not retain any commissions or compensation paid to it by ING USA for Contract sales. Directed Services
LLC enters into selling agreements with affiliated and unaffiliated broker/dealers to sell the Contracts through their registered representatives who are licensed to sell securities and variable insurance products (“selling firms”). Selling firms are also registered with the SEC and are FINRA member firms.

The following is a list of broker/dealers that are affiliated with the Company:

·	Bancnorth Investment Group, Inc.	·	ING Financial Partners, Inc.
·	Directed Services LLC	·	ING Funds Distributor, LLC
·	Financial Network Investment Corporation	·	ING Investment Management Services LLC
·	Guaranty Brokerage Services, Inc.	·	ING Private Wealth Management LLC
·	ING America Equities, Inc.	·	Multi-Financial Securities Corporation
·	ING DIRECT Securities, Inc.	·	PrimeVest Financial Services, Inc.
·	ING Financial Advisers, LLC	·	ShareBuilder Securities Corporation
·	ING Financial Markets LLC	·	Systematized Benefits Administrators, Inc.

Directed Services LLC pays selling firms compensation for the promotion and sale of the Contracts. Registered representatives of the selling firms who solicit sales of the Contracts typically receive a portion of the compensation paid by Directed Services LLC to the selling firm in the form of commissions or other compensation, depending on the agreement between the selling firm and the registered representative. This compensation, as well as other incentives or payments, is not paid directly by contract owners or the
Separate Account. We intend to recoup this compensation and other sales expenses paid to selling firms through fees and charges imposed under the Contracts.

Directed Services LLC pays selling firms for Contract sales according to one or more schedules. This compensation is generally based on a percentage of premium payments. Selling firms may receive commissions of up to 7.0% of premium payments. In addition, selling firms may receive ongoing annual compensation of up to 1.25% of all, or a portion, of values of Contracts sold through the firm. Individual representatives may receive all or a portion of compensation paid to their selling firm, depending on the firm’s practices. Commissions and annual compensation, when combined, could exceed 7.0% of total premium payments.

Directed Services LLC has special compensation arrangements with certain selling firms based on those firms’ aggregate or anticipated sales of the Contracts or other criteria. These special compensation arrangements will not be offered to all selling firms, and the terms of such arrangements may differ among selling firms based on various factors. Any such compensation payable to a selling firm will not result in any additional direct charge to you by us.

In addition to the direct cash compensation for sales of Contracts described above, Directed Services LLC may also pay selling firms additional compensation or reimbursement of expenses for their efforts in selling the Contracts to you and other customers. These amounts may include:

  Marketing/distribution allowances which may be based on the percentages of premium received, the aggregate commissions paid and/or the aggregate assets held in relation to certain types of designated insurance products issued by the Company and/or its affiliates during the year;
  Loans or advances of commissions in anticipation of future receipt of premiums (a form of lending to agents/registered representatives). These loans may have advantageous terms such as reduction or elimination of the interest charged on the loan and/or forgiveness of the principal amount of the loan, which terms may be conditioned on fixed insurance product sales;

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  Education and training allowances to facilitate our attendance at certain educational and training meetings to provide information and training about our products. We also hold training programs from time to time at our expense;
  Sponsorship payments or reimbursements for broker/dealers to use in sales contests and/or meetings for their agents/registered representatives who sell our products. We do not hold contests based solely on the sales of this product;
  Certain overrides and other benefits that may include cash compensation based on the amount of earned commissions, agent/representative recruiting or other activities that promote the sale of contracts; and
  Additional cash or noncash compensation and reimbursements permissible under existing law. This may include, but is not limited to, cash incentives, merchandise, trips, occasional entertainment, meals and tickets to sporting events, client appreciation events, business and educational enhancement items, payment for travel expenses (including meals and lodging) to pre-approved training and education seminars, and payment for advertising and sales campaigns.

We may pay commissions, dealer concessions, wholesaling fees, overrides, bonuses, other allowances and benefits and the costs of all other incentives or training programs from our resources, which include the fees and charges imposed under the Contract.

The following is a list of the top 25 selling firms that, during 2007, received the most compensation, in the aggregate, from us in connection with the sale of registered annuity contracts issued by us, ranked by total dollars received:

1.	Citigroup Global Markets, Inc.	14.	Raymond James Financial Services, Inc.
2.	LPL Financial Corporation	15.	Wachovia Securities, LLC - Bank
3.	ING Financial Partners, Inc.	16.	Woodbury Financial Services Inc.
4.	Morgan Stanley & Co. Incorporated	17.	Financial Network Investment Corporation
5.	ING Financial Partners, Inc. - CAREER	18.	Chase Investment Services Corporation
6.	Merrill Lynch, Pierce, Fenner & Smith, Inc.	19.	Lincoln Financial Advisors Corporation
7.	UBS Financial Services, Inc.	20.	Royal Alliance Associates, Inc.
8.	PrimeVest Financial Services, Inc.	21.	Securities America, Inc.
9.	A. G. Edwards & Sons, Inc.	22.	National Planning Corporation
10.	Wachovia Securities, LLC	23.	Securian Financial Services Inc.
11.	Multi-Financial Securities Corporation	24.	MML Investors Services, Inc.
12.	Wells Fargo Investments, LLC	25.	Banc of America Investment Services Inc.
13.	ING Financial Advisers, LLC

Directed Services LLC may also compensate wholesalers/distributors, and their sales management personnel, for Contract sales within the wholesale/distribution channel. This compensation may be based on a percentage of premium payments and/or a percentage of
Contract values. Directed Services LLC may, at its discretion, pay additional cash compensation to wholesalers/distributors for sales by certain broker-dealers or “focus firms.”

We do not pay any additional compensation on the sale or exercise of any of the Contract’s optional benefit riders offered in this prospectus.

This is a general discussion of the types and levels of compensation paid by us for sale of our variable annuity contracts. It is important for you to know that the payment of volume- or sales-based compensation to a selling firm or registered representative may provide that registered representative a financial incentive to promote our contracts over those of another company, and may also provide a financial incentive to promote one of our contracts over another.

Voting Rights
We will vote the shares of an underlying portfolio owned by Separate Account B according to your instructions. However, if the 1940
Act or any related regulations should change, or if interpretations of it or related regulations should change, and we decide that we are permitted to vote the shares of a Trust in our own right, we may decide to do so.

We determine the number of shares that you have in a subaccount by dividing the Contract’s contract value in that subaccount by the net asset value of one share of the portfolio in which a subaccount invests. We count fractional votes. We will determine the number of shares you can instruct us to vote 180 days or less before a Trust shareholder meeting. We will ask you for voting instructions by mail at least 10 days before the meeting. If we do not receive your instructions in time, we will vote the shares in the same proportion as the instructions received from all contracts in that subaccount. We will also vote shares we hold in Separate Account B which are

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not attributable to contract owners in the same proportion. The effect of proportional voting is that a small number of contract owners may decide the outcome of a vote.

State Regulation
We are regulated by the Insurance Department of the State of Iowa. We are also subject to the insurance laws and regulations of all jurisdictions where we do business. The Contract offered by this prospectus has been approved where required by those jurisdictions.
We are required to submit annual statements of our operations, including financial statements, to the Insurance Departments of the various jurisdictions in which we do business to determine solvency and compliance with state insurance laws and regulations.

Legal Proceedings
We are not aware of any pending legal proceedings which involve Separate Account B as a party.

The Company is involved in threatened or pending lawsuits/arbitrations arising from the normal conduct of business. Due to the climate in insurance and business litigation/arbitration, suits against the Company sometimes include claims for substantial compensatory, consequential or punitive damages and other types of relief. Moreover, certain claims are asserted as class actions, purporting to represent a group of similarly situated individuals. While it is not possible to forecast the outcome of such lawsuits/arbitrations, in light of existing insurance, reinsurance and established reserves, it is the opinion of management that the disposition of such lawsuits/arbitrations will not have a materially adverse effect on the Company’s operations or financial position.

Directed Services LLC, the principal underwriter and distributor of the contract, is a party to threatened or pending lawsuits/arbitration that generally arise from the normal conduct of business. Some of these suits may seek class action status and sometimes include claims for substantial compensatory, consequential or punitive damages and other types of relief. Directed Services LLC is not involved in any legal proceeding which, in the opinion of management, is likely to have a material adverse effect on its ability to distribute the contract.

Federal Tax Considerations

Introduction
This section discusses our understanding of current federal income tax laws affecting the contract. You should keep the following in mind when reading it:

  Your tax position (or the tax position of the designated beneficiary, as applicable) determines federal taxation of amounts held or paid out under the contract;
  Tax laws change. It is possible that a change in the future could affect contracts issued in the past;
  This section addresses federal income tax rules and does not discuss federal estate and gift tax implications, state and local taxes, or any other tax provisions; and
  We do not make any guarantee about the tax treatment of the contract or transactions involving the contract.

We do not intend this information to be tax advice. For advice about the effect of federal income taxes or any other taxes on amounts held or paid out under the contract, consult a tax adviser. For more comprehensive information, contact the Internal Revenue Service
(IRS).

Types of Contracts: Non-Qualified or Qualified
The Contract may be purchased on a non-tax-qualified basis (non-qualified contracts) or purchased on a tax-qualified basis (qualified contracts).

Non-qualified contracts are purchased with after tax contributions and are not related to retirement plans that receive special income tax treatment under the Tax Code.

Qualified Contracts are designed for use by individuals whose premium payments are comprised solely of proceeds from and/or contributions under retirement plans that are intended to qualify for special income tax treatment under Sections 401, 408 or 408A, and some provisions of 403 and 457 of the Tax Code.

Taxation of Non-Qualified Contracts

Taxation of Gains Prior to Distribution
Tax Code Section 72 governs taxation of annuities in general. We believe that if you are a natural person you will generally not be taxed on increases in the value of a non-qualified Contract until a distribution occurs or until annuity payments begin. This

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assumes that the Contract will qualify as an annuity contract for federal income tax purposes. For these purposes, the agreement to assign or pledge any portion of the contract value generally will be treated as a distribution. In order to be eligible to receive deferral of taxation, the following requirements must be satisfied:

Diversification
Tax Code Section 817(h) requires that in a nonqualified contract the investments of the funds be “adequately diversified” in accordance with Treasury Regulations in order for the Contract to qualify as an annuity contract under federal tax law. The separate account, through the funds, intends to comply with the diversification requirements prescribed by Tax Code Section 817(h) and by the
Treasury in Reg. Sec. 1.817 -5, which affects how the funds’ assets may be invested. If it is determined, however, that your Contract does not satisfy the applicable diversification requirements and rulings because a subaccount’s corresponding fund fails to be adequately diversified for whatever reason, we will take appropriate steps to bring your Contract into compliance with such regulations and rulings, and we reserve the right to modify your Contract as necessary to do so.

Investor Control Although earnings under non-qualified contracts are generally not taxed until withdrawn, the IRS has stated in published rulings that a variable contract owner will be considered the owner of separate account assets if the contract owner possesses incidents of investment control over the assets. In these circumstances, income and gains from the separate account assets would be currently includible in the variable contract owner’s gross income. Future guidance regarding the extent to which owners could direct their investments among subaccounts without being treated as owners of the underlying assets of the separate account may adversely affect the tax treatment of existing contracts. The Company therefore reserves the right to modify the contract as necessary to attempt to prevent the contract holder from being considered the federal tax owner of a pro rata share of the assets of the separate account.

Required Distributions
In order to be treated as an annuity contract for federal income tax purposes, the Tax Code requires any non-qualified
Contract to contain certain provisions specifying how your interest in the Contract will be distributed in the event of your death. The non-qualified Contracts contain provisions that are intended to comply with these Tax Code requirements, although no regulations interpreting these requirements have yet been issued. We intend to review such distribution provisions and modify them if necessary to assure that they comply with the applicable requirements when such requirements are clarified by regulation or otherwise.

Non-Natural Holders of a Non-Qualified Contract

If you are not a natural person, a non-qualified contract generally is not treated as an annuity for income tax purposes and the income on the contract for the taxable year is currently taxable as ordinary income. Income on the contract is any increase over the year in the excess of the contract value over the “investment in the contract” (generally, the premiums or other consideration you paid for the contract less any nontaxable withdrawals) during the taxable year. There are some exceptions to this rule and a non-natural person should consult with its tax adviser prior to purchasing the Contract. When the contract owner is not a natural person, a change in the annuitant is treated as the death of the contract owner.

Delayed Annuity Starting Date

If the Contract’s annuity starting date occurs (or is scheduled to occur) at a time when the annuitant has reached an advanced age (e.g., after age 85), it is possible that the Contract would not be treated as an annuity for federal income tax purposes. In that event, the income and gains under the Contract could be currently includible in your income.

Taxation of Distributions

General
When a withdrawal from a non-qualified Contract occurs, the amount received will be treated as ordinary income subject to tax up to an amount equal to the excess (if any) of the contract value (unreduced by the amount of any surrender charge) immediately before the distribution over the contract owner’s investment in the contract at that time. Investment in the contract is generally equal to the amount of all contributions to the contract, plus amounts previously included in your gross income as the result of certain loans, assignments or gifts, less the aggregate amount of non-taxable distributions previously made.

In the case of a surrender under a non-qualified Contract, the amount received generally will be taxable only to the extent it exceeds the contract owner’s cost basis in the contract.

10% Penalty Tax
A distribution from a non-qualified Contract may be subject to a federal tax penalty equal to 10% of the amount treated as income. In general, however, there is no penalty on distributions:

· made on or after the taxpayer reaches age 59½;

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  made on or after the death of a contract owner (the annuitant if the contract owner is a non-natural person);
  attributable to the taxpayer’s becoming disabled as defined in the Tax Code;
  made as part of a series of substantially equal periodic payments (at least annually) over your life or life expectancy or the joint lives or joint life expectancies of you and your designated beneficiary; or
  the distribution is allocable to investment in the contract before August 14, 1982.

The 10% penalty does not apply to distributions from an immediate annuity as defined in the Tax Code. Other exceptions may be applicable under certain circumstances and special rules may be applicable in connection with the exceptions enumerated above. A tax adviser should be consulted with regard to exceptions from the penalty tax.

Tax-Free Exchanges
Section 1035 of the Tax Code permits the exchange of a life insurance, endowment or annuity contract for an annuity contract on a tax-free basis. In such instance, the “investment in the contract” in the old contract will carry over to the new contract.
You should consult with your tax advisor regarding procedures for making Section 1035 exchanges.

If your Contract is purchased through a tax-free exchange of a life insurance, endowment or annuity contract that was purchased prior to August 14, 1982, then any distributions other than annuity payments will be treated, for tax purposes, as coming:

  First, from any remaining “investment in the contract” made prior to August 14, 1982 and exchanged into the Contract;
  Next, from any “income on the contract” attributable to the investment made prior to August 14, 1982;
  Then, from any remaining “income on the contract;” and
  Lastly, from any remaining “investment in the contract.”

The IRS has concluded that in certain instances, the partial exchange of a portion of one annuity contract for another contract will be tax-free. However, the IRS has reserved the right to treat transactions it considers abusive as ineligible for favorable partial 1035 tax-
free exchange treatment. It is not certain whether the IRS would treat an immediate withdrawal or annuitization after a partial exchange as abusive. In addition, it is unclear how the IRS will treat a partial exchange from a life insurance, endowment, or annuity contract directly into an immediate annuity. Currently, we will accept a partial 1035 exchange from a non-qualified annuity into a deferred annuity or an immediate annuity as a tax-free transaction unless we believe that we would be expected to treat the transaction as abusive. We are not responsible for the manner in which any other insurance company, for tax reporting purposes, or the IRS, with respect to the ultimate tax treatment, recognizes or reports a partial exchange. We strongly advise you to discuss any proposed 1035 exchange with your tax advisor prior to proceeding with the transaction.

Taxation of Annuity Payments

Although tax consequences may vary depending on the payment option elected under an annuity contract, a portion of each annuity payment is generally not taxed and the remainder is taxed as ordinary income. The non-taxable portion of an annuity payment is generally determined in a manner that is designed to allow you to recover your investment in the contract ratably on a tax-free basis over the expected stream of annuity payments, as determined when annuity payments start. Once your investment in the contract has been fully recovered, however, the full amount of each subsequent annuity payment is subject to tax as ordinary income. The tax treatment of partial annuitizations is unclear. We currently treat any partial annuitizations as withdrawals rather than as annuity payments. Please consult your tax adviser before electing a partial annuitization.

Death Benefits
Amounts may be distributed from a Contract because of your death or the death of the annuitant. Generally, such amounts are includible in the income of the recipient as follows: (i) if distributed in a lump sum, they are taxed in the same manner as a surrender of the Contract, or (ii) if distributed under a payment option, they are taxed in the same way as annuity payments. Special rules may apply to amounts distributed after a Beneficiary has elected to maintain Contract value and receive payments.

Different distribution requirements apply if your death occurs:

  After you begin receiving annuity payments under the Contract; or
  Before you begin receiving such distributions.

If your death occurs after you begin receiving annuity payments, distributions must be made at least as rapidly as under the method in effect at the time of your death.

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If your death occurs before you begin receiving annuity payments, your entire balance must be distributed within five years after the date of your death. For example, if you died on September 1, 2008, your entire balance must be distributed by August 31, 2013.
However, if distributions begin within one year of your death, then payments may be made over one of the following timeframes:

  Over the life of the designated beneficiary; or
  Over a period not extending beyond the life expectancy of the designated beneficiary.

If the designated beneficiary is your spouse, the contract may be continued with the surviving spouse as the new contract owner. If the contract owner is a non-natural person and the primary annuitant dies, the same rules apply on the death of the primary annuitant as outlined above for the death of a contract owner.

The Contract offers a death benefit that may exceed the greater of the premium payments and the contract value. Certain charges are imposed with respect to the death benefit. It is possible that these charges (or some portion thereof) could be treated for federal tax purposes as a distribution from the Contract.

Assignments and Other Transfers

A transfer, pledge or assignment of ownership of a non-qualified contract, the selection of certain annuity dates, or the designation of an annuitant or payee other than an owner may result in certain tax consequences to you that are not discussed herein.
The assignment, pledge or agreement to assign or pledge any portion of the contract value generally will be treated as a distribution.
Anyone contemplating any such transfer, pledge, assignment, or designation or exchange, should consult a tax adviser regarding the potential tax effects of such a transaction.

Immediate Annuities

Under Section 72 of the Tax Code, an immediate annuity means an annuity (1) which is purchased with a single premium, (2)
with annuity payments starting within one year from the date of purchase, and (3) which provides a series of substantially equal periodic payments made annually or more frequently. While this Contract is not designed as an immediate annuity, treatment as an immediate annuity would have significance with respect to exceptions from the 10% early withdrawal penalty, to contracts owned by non-natural persons, and for certain exchanges.

Multiple Contracts

Tax laws require that all non-qualified deferred annuity contracts that are issued by a company or its affiliates to the same contract owner during any calendar year be treated as one annuity contract for purposes of determining the amount includible in gross income under Tax Code Section 72(e). In addition, the Treasury Department has specific authority to issue regulations that prevent the avoidance of Tax Code Section 72(e) through the serial purchase of annuity contracts or otherwise.

Withholding

We will withhold and remit to the IRS a part of the taxable portion of each distribution made under a Contract unless the distributee notifies us at or before the time of the distribution that he or she elects not to have any amounts withheld. Withholding is mandatory, however, if the distributee fails to provide a valid taxpayer identification number or if we are notified by the IRS that the taxpayer identification number we have on file is incorrect. The withholding rates applicable to the taxable portion of periodic annuity payments are the same as the withholding rates generally applicable to payments of wages. In addition, a 10% withholding rate applies to the taxable portion of non-periodic payments. Regardless of whether you elect not to have federal income tax withheld, you are still liable for payment of federal income tax on the taxable portion of the payment.

If you or your designated beneficiary is a non-resident alien, then any withholding is governed by Tax Code Section 1441 based on the individual’s citizenship, the country of domicile and treaty status.

Taxation of Qualified Contracts

General
The Contracts are primarily designed for use with IRAs under Tax Code Sections 401, 408 or 408A, and some provisions of 403 and 457 (We refer to all of these as “qualified plans”). The tax rules applicable to participants in these qualified plans vary according to the type of plan and the terms and conditions of the plan itself. The ultimate effect of federal income taxes on the amounts held under a Contract, or on annuity payments, depends on the type of retirement plan and your tax status. Special favorable tax treatment may be available for certain types of contributions and distributions. In addition, certain requirements must be satisfied in purchasing a qualified contract with proceeds from a tax-qualified plan in order to continue receiving favorable tax treatment.

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Adverse tax consequences may result from: contributions in excess of specified limits; distributions before age 59½ (subject to certain exceptions); distributions that do not conform to specified commencement and minimum distribution rules; and in other specified circumstances. Some qualified plans may be subject to additional distribution or other requirements that are not incorporated into the
Contract. No attempt is made to provide more than general information about the use of the Contracts with qualified plans. Contract owners, annuitants, and beneficiaries are cautioned that the rights of any person to any benefits under these qualified plans may be subject to the terms and conditions of the plans themselves, regardless of the terms and conditions of the Contract. The Company is not bound by the terms and conditions of such plans to the extent such terms contradict the Contract, unless we consent.

Contract owners and beneficiaries generally are responsible for determining that contributions, distributions and other transactions with respect to the contract comply with applicable law. Therefore, you should seek competent legal and tax advice regarding the suitability of a contract for your particular situation. The following discussion assumes that qualified contracts are purchased with proceeds from and/or contributions under retirement plans or programs that qualify for the intended special federal tax treatment.

Tax Deferral
Under the federal tax laws, earnings on amounts held in annuity contracts are generally not taxed until they are withdrawn.
However, in the case of a qualified plan (as defined in this prospectus), an annuity contract is not necessary to obtain this favorable tax treatment and does not provide any tax benefits beyond the deferral already available to the qualified plan itself. Annuities do provide other features and benefits (such as guaranteed living benefits and/or death benefits or the option of lifetime income phase options at established rates) that may be valuable to you. You should discuss your alternatives with your financial representative taking into account the additional fees and expenses you may incur in an annuity.

Section 401(a), 401(k), Roth 401(k), and 403(a) Plans

Sections 401(a), 401(k), and 403(a) of the Tax Code permit certain employers to establish various types of retirement plans for employees, and permits self-employed individuals to establish these plans for themselves and their employees. These retirement plans may permit the purchase of Contracts to accumulate retirement savings under the plans. Employers intending to use the
Contract with such plans should seek competent legal advice.

The contracts may also be available as a Roth 401(k), as described in Tax Code Section 402A, and we may set up accounts for you under the Contract for Roth 401(k) contributions (“Roth 401(k) accounts”). Tax Code Section 402A allows employees of certain private employers to contribute after-tax salary contributions to a Roth 401(k), which provides for tax-free distributions, subject to certain restrictions.

Individual Retirement Annuities

Section 408 of the Tax Code permits eligible individuals to contribute to an individual retirement program known as an
Individual Retirement Annuity (“IRA”). IRAs are subject to limits on the amounts that can be contributed, the deductible amount of the contribution, the persons who may be eligible, and the time when distributions commence. Contributions to IRAs must be made in cash or as a rollover or a transfer from another eligible plan. Also, distributions from IRAs, individual retirement accounts, and other types of retirement plans may be “rolled over” on a tax-deferred basis into an IRA. If you make a tax-free rollover of a distribution from an IRA you may not make another tax-free rollover from the IRA within a 1-year period. Sales of the contract for use with IRAs may be subject to special requirements of the IRS.

The IRS has not reviewed the contracts described in this prospectus for qualification as IRAs and has not addressed, in a ruling of general applicability, whether the contract’s death benefit provisions comply with IRS qualification requirements.

Roth IRAs
Section 408A of the Tax Code permits certain eligible individuals to contribute to a Roth IRA. Contributions to a Roth IRA are subject to limits on the amount of contributions and the persons who may be eligible to contribute, are not deductible, and must be made in cash or as a rollover or transfer from another Roth IRA or other IRA. Certain qualifying individuals may convert an IRA,
SEP, or a SIMPLE to a Roth IRA. Such rollovers and conversions are subject to tax, and other special rules may apply. If you make a tax-free rollover of a distribution from a Roth IRA to another Roth IRA, you may not make another tax-free rollover from the Roth
IRA within a 1-year period. A 10% penalty may apply to amounts attributable to a conversion to a Roth IRA if the amounts are distributed during the five taxable years beginning with the year in which the conversion was made.

Sales of a contract for use with a Roth IRA may be subject to special requirements of the IRS. The IRS has not reviewed the contracts described in this prospectus for qualification as IRAs and has not addressed, in a ruling of general applicability, whether the contract’s death benefit provisions comply with IRS qualification requirements.

60

Contributions
In order to be excludable from gross income for federal income tax purposes, total annual contributions to certain qualified plans are limited by the Tax Code. You should consult with your tax adviser in connection with contributions to a qualified contract.

Distributions – General
Certain tax rules apply to distributions from the Contract. A distribution is any amount taken from a Contract including withdrawals, annuity payments, rollovers, exchanges and death benefit proceeds. We report the taxable portion of all distributions to the IRS.

Section 401(a), 401(k) and 403(a) Plans All distributions from these plans are taxed as received unless one of the following is true:

  The distribution is an eligible rollover distribution and is rolled over to another plan eligible to receive rollovers or to a traditional IRA in accordance with the Tax Code;
  You made after-tax contributions to the plan. In this case, depending upon the type of distribution, the amount will be taxed according to the rules detailed in the Tax Code; or
  The distribution is a qualified health insurance premium of a retired safety officer as defined in the Pension Protection Act of 2006.

A payment is an eligible rollover distribution unless it is:

  part of a series of substantially equal periodic payments (at least one per year) made over the life expectancy of the participant or the joint life expectancy of the participant and his designated beneficiary or for a specified period of 10 years or more;
  a required minimum distribution under Tax Code Section 401(a)(9);
  a hardship withdrawal;
  otherwise excludable from income; or
  not recognized under applicable regulations as eligible for rollover.

The Tax Code imposes a 10% penalty tax on the taxable portion of any distribution from a Contract used with a 401(a), 401(k) or
403(a) plan unless certain exceptions, including one or more of the following, have occurred:

  You have attained age 59½;
  You have become disabled, as defined in the Tax Code;
  You have died and the distribution is to your beneficiary;
  You have separated from service with the sponsor at or after age 55;
  The distribution amount is rolled over into another eligible retirement plan or to an IRA in accordance with the terms of the Tax Code;
  You have separated from service with the plan sponsor and the distribution amount is made in substantially equal periodic payments (at least annually) over your life or the life expectancy or the joint lives or joint life expectancies of you and your designated beneficiary;
  The distribution is made due to an IRS levy upon your plan;
  The withdrawal amount is paid to an alternate payee under a Qualified Domestic Relations Order (QDRO); or
  The distribution is a qualified reservist distribution as defined under the Pension Protection Act of 2006 (401(k) plans only).

In addition, the 10% penalty tax does not apply to the amount of a distribution equal to unreimbursed medical expenses incurred by you during the taxable year that qualify for deduction as specified in the Tax Code. The Tax Code may provide other exceptions or impose other penalties in other circumstances.

Individual Retirement Annuities All distributions from an IRA are taxed as received unless either one of the following is true:

  The distribution is rolled over to another IRA or to a plan eligible to receive rollovers as permitted under the Tax Code; or
  You made after-tax contributions to the IRA. In this case, the distribution will be taxed according to rules detailed in the Tax Code.

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The Tax Code imposes a 10% penalty tax on the taxable portion of any distribution from an IRA unless certain exceptions, including one or more of the following, have occurred:

  You have attained age 59½;
  You have become disabled, as defined in the Tax Code;
  You have died and the distribution is to your beneficiary;
  The distribution amount is rolled over into another eligible retirement plan or to an IRA in accordance with the terms of the Tax Code;
  The distribution is made due to an IRS levy upon your plan;
  The withdrawal amount is paid to an alternate payee under a Qualified Domestic Relations Order (QDRO); or
  The distribution is a qualified reservist distribution as defined under the Pension Protection Act of 2006.

In addition, the 10% penalty tax does not apply to a distribution made from an IRA to pay for health insurance premiums for certain unemployed individuals, a qualified first-time home purchase, or for higher education expenses.

Roth IRAs A qualified distribution from a Roth IRA is not taxed when it is received. A qualified distribution is a distribution:

  Made after the five-taxable year period beginning with the first taxable year for which a contribution was made to a Roth IRA of the owner; and
  Made after you attain age 59½, die, become disabled as defined in the Tax Code, or for a qualified first-time home purchase.

If a distribution is not qualified, generally it will be taxable to the extent of the accumulated earnings. A partial distribution will first be treated as a return of contributions which is not taxable and then as taxable accumulated earnings.

The Tax Code imposes a 10% penalty tax on the taxable portion of any distribution from a Roth IRA that is not a qualified distribution unless certain exceptions have occurred. In general, the exceptions for an IRA listed above also apply to a distribution from a Roth
IRA that is not a qualified distribution or a rollover to a Roth IRA that is not a qualified rollover contribution. The 10% penalty tax is also waived on a distribution made from a Roth IRA to pay for health insurance premiums for certain unemployed individuals, used for a qualified first-time home purchase, or for higher education expenses.

Special Hurricane-Related Relief The Katrina Emergency Tax Relief Act and the Gulf Opportunity Zone Act provide tax relief to victims of Hurricanes

Katrina, Rita and Wilma. The relief includes a waiver of the 10% penalty tax on qualified hurricane distributions from eligible retirement plans. In addition, the 20% mandatory withholding rules do not apply to these distributions and the tax may be spread out ratably over a three-year period. A recipient of qualified hurricane distribution may also elect to re-contribute all or a portion of the distribution to an eligible retirement plan within three (3) years of receipt without tax consequences. Other relief may also apply. You should consult a competent tax adviser for further information.

Lifetime Required Minimum Distributions (Sections 401(a), 401(k), Roth 401(k), 403(a) and IRAs only)
To avoid certain tax penalties, you and any designated beneficiary must also meet the minimum distribution requirements imposed by the Tax Code. These rules may dictate the following:

  Start date for distributions;
  The time period in which all amounts in your account(s) must be distributed; and
  Distribution amounts.

Start Date and Time Period
Generally, you must begin receiving distributions by April 1 of the calendar year following the calendar year in which you attain age 70½. We must pay out distributions from the contract over a period not extending beyond one of the following time periods:

  Over your life or the joint lives of you and your designated beneficiary; or
  Over a period not greater than your life expectancy or the joint life expectancies of you and your designated beneficiary.

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Distribution Amounts

The amount of each required distribution must be calculated in accordance with Tax Code Section 401(a)(9). The entire interest in the account includes the amount of any outstanding rollover, transfer, recharacterization, if applicable, and the actuarial present value of any other benefits provided under the account, such as guaranteed death benefits.

50% Excise Tax

If you fail to receive the minimum required distribution for any tax year, a 50% excise tax may be imposed on the required amount that was not distributed.

Lifetime Required Minimum Distributions are not applicable to Roth IRAs. Further information regarding required minimum distributions may be found in your contract.

Required Distributions Upon Death (Sections 401(a), 401(k), Roth 401(k), 403(a), IRAs and Roth IRAs Only)

Different distribution requirements apply after your death, depending upon if you have been receiving required minimum distributions. Further information regarding required distributions upon death may be found in your contract.

If your death occurs on or after you begin receiving minimum distributions under the contract, distributions generally must be made at least as rapidly as under the method in effect at the time of your death. Tax Code Section 401(a)(9) provides specific rules for calculating the required minimum distributions after your death.

If your death occurs before you begin receiving minimum distributions under the contract, your entire balance must be distributed by
December 31 of the calendar year containing the fifth anniversary of the date of your death. For example, if you died on September 1,
2008, your entire balance must be distributed to the designated beneficiary by December 31, 2013. However, if distributions begin by
December 31 of the calendar year following the calendar year of your death, and you have named a designated beneficiary, then payments may be made over either of the following time frames:

  Over the life of the designated beneficiary; or
  Over a period not extending beyond the life expectancy of the designated beneficiary.

Start Dates for Spousal Beneficiaries If the designated beneficiary is your spouse, distributions must begin on or before the later of the following:

  December 31 of the calendar year following the calendar year of your death; or
  December 31 of the calendar year in which you would have attained age 70½.

No designated beneficiary

If there is no designated beneficiary, the entire interest generally must be distributed by the end of the calendar containing the fifth anniversary of the contract owner’s death.

Special Rule for IRA Spousal Beneficiaries (IRAs and Roth IRAs Only)

In lieu of taking a distribution under these rules, if the sole designated beneficiary is the contract owner’s surviving spouse, the spousal beneficiary may elect to treat the contract as his or her own IRA and defer taking a distribution until his or her own start date. The surviving spouse is deemed to have made such an election if the surviving spouse makes a rollover to or from the contract or fails to take a distribution within the required time period.

Withholding
Any taxable distributions under the contract are generally subject to withholding. Federal income tax liability rates vary according to the type of distribution and the recipient’s tax status.

401(a), 401(k), Roth 401(k) and 403(a)
Generally, distributions from these plans are subject to mandatory 20% federal income tax withholding. However, mandatory withholding will not be required if you elect a direct rollover of the distributions to an eligible retirement plan or in the case of certain distributions described in the Tax Code.

IRAs and Roth IRAs Generally, you or, if applicable, a designated beneficiary may elect not to have tax withheld from distributions.

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Non-resident Aliens

If you or your designated beneficiary is a non-resident alien, then any withholding is governed by Tax Code Section 1441 based on the individual’s citizenship, the country of domicile and treaty status.

Assignment and Other Transfers

IRAS and Roth IRAs
The Tax Code does not allow a transfer or assignment of your rights under the contracts except in limited circumstances.
Adverse tax consequences may result if you assign or transfer your interest in the contract to persons other than your spouse incident to a divorce. Anyone contemplating such an assignment or transfer should contact a qualified tax adviser regarding the potential tax effects of such a transaction.

Tax Consequences of Living Benefits and Death Benefit

Living Benefits
Except as otherwise noted below, when a withdrawal from a nonqualified contract occurs under the ING LifePay Plus or ING
Joint LifePay Plus rider, the amount received will be treated as ordinary income subject to tax up to an amount equal to the excess (if any) of the contract value (unreduced by the amount of any deferred sales charge) immediately before the distribution over the contract owner’s investment in the contract at that time.

Investment in the contract is generally equal to the amount of all contributions to the contract, plus amounts previously included in your gross income as the result of certain loans, assignments, or gifts, less the aggregate amount of non-taxable distributions previously made. For nonqualified contracts, the income on the contract for purposes of calculating the taxable amount of a distribution may be unclear. For example, the living benefits provided under the ING LifePay Plus or ING Joint LifePay Plus rider, as well as the market value adjustment, could increase the contract value that applies. Thus, the income on the contract could be higher than the amount of income that would be determined without regard to such a benefit. As a result, you could have higher amounts of income than will be reported to you. In addition, payments under any guaranteed payment phase of such riders after the contract value has been reduced to zero may be subject to the exclusion ratio rules under Tax Code Section 72(b) for tax purposes.

The tax treatment of partial annuitizations is unclear. We currently treat any partial annuitization, such as those associated with the minimum guaranteed income benefit as withdrawals rather than annuity payments. Please consult your tax adviser before electing a partial annuitization.

Enhanced Death Benefits
The Contract offers a death benefit that may exceed the greater of the premium payments and the contract value. It is possible that the IRS could characterize such a death benefit as an incidental death benefit. The provision of such benefits may result in currently taxable income to contract owners, and the presence of the death benefit could affect the amount of required minimum distributions. Finally, certain charges are imposed with respect to some of the available death benefits. It is possible those charges (or some portion thereof) could be treated for federal tax purposes as a distribution from the Contract.

Possible Changes in Taxation
Although the likelihood of legislative change and tax reform is uncertain, there is always the possibility that the tax treatment of the
Contracts could change by legislation or other means. It is also possible that any change could be retroactive (that is, effective before the date of the change). You should consult a tax adviser with respect to legislative developments and their effect on the Contract.

Taxation of Company
We are taxed as a life insurance company under the Tax Code. The Separate Account is not a separate entity from us. Therefore, it is not taxed separately as a “regulated investment company,” but is taxed as part of the Company.

We automatically apply investment income and capital gains attributable to the separate account to increase reserves under the contracts. Because of this, under existing federal tax law we believe that any such income and gains will not be taxed to the extent that such income and gains are applied to increase reserves under the contracts. In addition, any foreign tax credits attributable to the separate account will be first used to reduce any income taxes imposed on the separate account before being used by the Company.

In summary, we do not expect that we will incur any federal income tax liability attributable to the separate account and we do not intend to make any provision for such taxes. However, changes in federal tax laws and/or their interpretation may result in our being taxed on income or gains attributable to the separate account. In this case, we may impose a charge against the separate account (with respect to some or all of the Contracts) to set aside provisions to pay such taxes. We may deduct this amount from the separate account, including from your account value invested in the subaccounts.

64

Please tear off, complete and return the form below to order a free Statement of Additional Information for the Contracts offered under the prospectus. Send the form to our Customer Service Center at the address shown on the prospectus cover.

PLEASE SEND ME A FREE COPY OF THE STATEMENT OF ADDITIONAL INFORMATION FOR SEPARATE ACCOUNT B Please Print or Type:

Name

Social Security Number

Street Address

City, State, Zip

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APPENDIX A

The Investment Portfolios

[TO BE UPDATED BY PRE-EFFECTIVE AMENDMENT.]

During the accumulation phase, you may allocate your premium payments and contract value to any of the investment portfolios available under this Contract. They are listed in this appendix. You bear the entire investment risk for amounts you allocate to any investment portfolio, and you may lose your principal.

The investment results of the mutual funds (funds) are likely to differ significantly and there is no assurance that any of the funds will achieve their respective investment objectives. You should consider the investment objectives, risks and charges and expenses of the funds carefully before investing. Please refer to the fund prospectuses for this and additional information.

Shares of the funds will rise and fall in value and you could lose money by investing in the funds. Shares of the funds are not bank deposits and are not guaranteed, endorsed or insured by any financial institution, the Federal Deposit Insurance Corporation or any
other government agency. Except as noted, all funds are diversified, as defined under the Investment Company Act of 1940. Fund prospectuses may be obtained free of charge, from our Customer Service Center at the address and telephone number listed in the prospectus, by accessing the SEC’s web site or by contacting the SEC Public Reference Room.

Certain funds offered under the contracts have investment objectives and policies similar to other funds managed by the fund’s investment adviser. The investment results of a fund may be higher or lower than those of other funds managed by the same adviser.
There is no assurance and no representation is made that the investment results of any fund will be comparable to those of another fund managed by the same investment adviser.

Certain funds are designated as “Master-Feeder” or “LifeStyle Funds.” Funds offered in a Master-Feeder structure (such as the
American Funds) or fund of funds structure (such as the LifeStyle Funds) may have higher fees and expenses than a fund that invests directly in debt and equity securities.
Consult with your investment professional to determine if the investment portfolios may be suited to your financial needs, investment time horizon and risk tolerance. You should periodically review these factors to determine if you need to change your investment strategy.

List of Fund Name Changes

Former Fund Name	Current Fund Name
ING FMRSM Large Cap Growth Portfolio	ING Van Kampen Capital Growth Portfolio
ING Davis Venture Value Portfolio	ING Davis New York Venture Portfolio

Fund Name and
Investment Adviser/Subadviser	Investment Objective

ING Investors Trust

7337 E. Doubletree Ranch Road, Scottsdale, AZ 85258

ING AllianceBernstein Mid Cap Growth Portfolio	Seeks long-term growth of capital.
(Class S)

Investment Adviser: Directed Services LLC
Investment Subadviser: AllianceBernstein, L.P.

ING American Funds Asset Allocation Portfolio	Seeks high total return (including income and capital gains)
consistent with preservation of capital over the long term.
Investment Adviser: ING Investments, LLC
Investment Subadviser to Master Funds: Capital
Research Management Company

A1

Fund Name and
Investment Adviser/Subadviser	Investment Objective

ING American Funds Bond Portfolio	Seeks to maximize your level of current income and preserve
your capital.
Investment Adviser: ING Investments, LLC
Investment Subadviser to Master Funds: Capital
Research Management Company

ING American Funds Growth Portfolio	Seeks to make your investment grow.

Investment Adviser: ING Investments, LLC
Investment Adviser to Master Funds: Capital Research
Management Company

ING American Funds Growth-Income Portfolio	Seeks to make your investment grow and provide you with
income over time.
Investment Adviser: ING Investments, LLC
Investment Adviser to Master Funds: Capital Research
Management Company

ING American Funds International Portfolio	Seeks to make your investment grow over time.

Investment Adviser: ING Investments, LLC
Investment Adviser to Master Funds: Capital Research
Management Company

ING BlackRock Large Cap Growth Portfolio (Class S)	Seeks long-term growth of capital.

Investment Adviser: Directed Services LLC
Investment Subadviser: BlackRock Investment
Management, LLC

ING Evergreen Health Sciences Portfolio (Class S)	A non-diversified portfolio that seeks long-term capital growth.

Investment Adviser: Directed Services LLC
Investment Subadviser: Evergreen Investment
Management Company, LLC

ING FMRSM Diversified Mid Cap Portfolio* (Class S)	Seeks long-term growth of capital.

Investment Adviser: Directed Services LLC
Investment Subadviser: Fidelity Management &
Research Co.

* FMRSM is a service mark of Fidelity Management &
Research Company

ING Focus 5 Portfolio (Class S)	Seeks total return through capital appreciation and dividend income.
Investment Adviser: Directed Services LLC
Investment Subadviser: ING Investment Management
Co.

ING Franklin Income Portfolio (Class S)	Seeks to maximize income while maintaining prospects for
capital appreciation.
Investment Adviser: Directed Services LLC
Investment Subadviser: Franklin Advisers, Inc.

A2

Fund Name and
Investment Adviser/Subadviser	Investment Objective

ING Franklin Mutual Shares Portfolio (Class S)	Seeks capital appreciation and secondarily, income.

Investment Adviser: Directed Services LLC
Investment Subadviser: Franklin Mutual Advisers, LLC

ING Franklin Templeton Founding Strategy Portfolio	Seeks capital appreciation and secondarily, income.
(Class S)

Investment Adviser: Directed Services LLC

ING Global Real Estate Portfolio (Class S)	A non-diversified portfolio that seeks to provide investors with high total return.
Investment Adviser: ING Investments, LLC
Investment Subadviser: ING Clarion Real Estate
Securities L.P.

ING Global Resources Portfolio (Class S)	A non-diversified portfolio that seeks long-term capital
appreciation.
Investment Adviser: Directed Services LLC
Investment Subadviser: ING Investment Management
Co.

ING Janus Contrarian Portfolio (Class S)	A non-diversified portfolio that seeks capital appreciation.

Investment Adviser: Directed Services LLC
Investment Subadviser: Janus Capital Management,
LLC

ING JPMorgan Emerging Markets Equity Portfolio	Seeks capital appreciation.
(Class S)

Investment Adviser: Directed Services LLC
Investment Subadviser: J.P. Morgan Investment
Management Inc.

ING Julius Baer Foreign Portfolio (Class S)	Seeks long-term growth of capital.

Investment Adviser: Directed Services LLC
Investment Subadviser: Julius Baer Investment
Management, LLC

ING LifeStyle Aggressive Growth Portfolio (Class S)	Seeks growth of capital.

Investment Adviser: ING Investments, LLC
Asset Allocation Consultants: Ibbotson Associates and
ING Investment Management Co.

ING LifeStyle Growth Portfolio (Class S)	Seeks growth of capital and some current income.

Investment Adviser: ING Investments, LLC
Asset Allocation Consultants: Ibbotson Associates and
ING Investment Management Co.

ING LifeStyle Moderate Growth Portfolio (Class S)	Seeks growth of capital and a low to moderate level of current income.
Investment Adviser: ING Investments, LLC
Asset Allocation Consultants: Ibbotson Associates and
ING Investment Management Co.

A3

Fund Name and
Investment Adviser/Subadviser	Investment Objective

ING LifeStyle Moderate Portfolio (Class S)	Seeks growth of capital and current income.

Investment Adviser: ING Investments, LLC
Asset Allocation Consultants: Ibbotson Associates and
ING Investment Management Co.

ING Liquid Assets Portfolio (Class S)	Seeks high level of current income consistent with the
preservation of capital and liquidity.
Investment Adviser: Directed Services LLC
Investment Subadviser: ING Investment Management
Co.

ING Marsico Growth Portfolio (Class S)	Seeks capital appreciation.

Investment Adviser: Directed Services LLC
Investment Subadviser: Marsico Capital Management,
LLC

ING Marsico International Opportunities Portfolio	Seeks long-term growth of capital.
(Class S)

Investment Adviser: Directed Services LLC
Investment Subadviser: Marsico Capital Management,
LLC

ING MFS Total Return Portfolio (Class S)	Seeks above-average income (compared to a portfolio entirely invested in equity securities) consistent with the prudent
Investment Adviser: Directed Services LLC	employment of capital. Secondarily seeks reasonable
Investment Subadviser: Massachusetts Financial	opportunity for growth of capital and income.
Services Company

ING MFS Utilities Portfolio (Class S)	Seeks total return.

Investment Adviser: Directed Services LLC
Investment Subadviser: Massachusetts Financial
Services Company

ING Multi-Manager International Small Cap Equity	Seeks long-term capital appreciation.
Portfolio (Class S)

Investment Adviser: Directed Services LLC
Investment Subadviser: Schroder Investment
Management North America, Inc. and American Century
Investment Management, Inc.

ING Oppenheimer Main Street Portfolio (Class S)	Seeks long-term growth of capital and future income.

Investment Adviser: Directed Services LLC
Investment Subadviser: OppenheimerFunds, Inc.

ING PIMCO Core Bond Portfolio (Class S)	Seeks maximum total return, consistent with preservation of
capital and prudent investment management.
Investment Adviser: Directed Services LLC
Investment Subadviser: Pacific Investment Management
Company LLC

A4

Fund Name and
Investment Adviser/Subadviser	Investment Objective

ING Pioneer Mid Cap Value Portfolio (Class S)	Seeks capital appreciation.

Investment Adviser: Directed Services LLC
Investment Subadviser: Pioneer Investment
Management, Inc.

ING Templeton Global Growth Portfolio (Class S)	Seeks capital appreciation. Current income is only an
incidental consideration.
Investment Adviser: Directed Services LLC
Investment Subadviser: Templeton Global Advisors
Limited

ING T. Rowe Price Capital Appreciation Portfolio	Seeks, over the long-term, a high total investment return,
(Class S)	consistent with the preservation of capital and prudent
investment risk.
Investment Adviser: Directed Services LLC
Investment Subadviser: T. Rowe Price Associates, Inc.

ING T. Rowe Price Equity Income Portfolio (Class S)	Seeks substantial dividend income as well as long-term growth of capital.
Investment Adviser: Directed Services LLC
Investment Subadviser: T. Rowe Price Associates, Inc.

ING Van Kampen Capital Growth Portfolio (Class S)	Seeks long-term capital appreciation.
(formerly, ING FMRSM Large Cap Growth Portfolio)

Investment Adviser: Directed Services LLC
Investment Subadviser: Van Kampen

ING Van Kampen Global Franchise Portfolio (Class S)	A non-diversified portfolio that seeks long-term capital
appreciation.
Investment Adviser: Directed Services LLC
Investment Subadviser: Van Kampen

ING Van Kampen Growth and Income Portfolio (Class S)	Seeks long-term growth of capital and income.

Investment Adviser: Directed Services LLC
Investment Subadviser: Van Kampen

ING Partners, Inc.

7337 East Doubletree Ranch Road, Scottsdale, AZ 85258

ING Baron Small Cap Growth Portfolio (Service Class)	Seeks capital appreciation.

Investment Adviser: Directed Services LLC
Investment Subadviser: BAMCO, Inc.

ING Columbia Small Cap Value II Portfolio	Seeks long-term growth of capital.
(Service Class)

Investment Adviser: Directed Services LLC
Investment Subadviser: Columbia Management
Advisors, LLC

A5

Fund Name and
Investment Adviser/Subadviser	Investment Objective

ING Davis New York Venture Portfolio (Service Class)	A non-diversified portfolio that seeks long-term growth of
(formerly, ING Davis Venture Value Portfolio)	capital.

Investment Adviser: Directed Services LLC
Investment Subadviser: Davis Selected Advisers, L.P.

ING JPMorgan Mid Cap Value Portfolio (Service Class)	Seeks growth from capital appreciation.

Investment Adviser: Directed Services LLC
Investment Subadviser: J.P. Morgan Asset Management

ING Oppenheimer Global Portfolio (Service Class)	Seeks capital appreciation.

Investment Adviser: Directed Services LLC
Investment Subadviser: OppenheimerFunds, Inc.

ING Templeton Foreign Equity Portfolio (Service Class)	Seeks long-term capital growth.

Investment Adviser: Directed Services LLC
Investment Subadviser: Templeton Investment Counsel,
LLC

ING T. Rowe Price Growth Equity Portfolio	Seeks long-term capital growth, and secondarily, increasing
(Service Class)	dividend income.

Investment Adviser: Directed Services LLC
Investment Subadviser: T. Rowe Price Associates, Inc.

ING Van Kampen Comstock Portfolio (Service Class)	Seeks capital growth and income.

Investment Adviser: Directed Services LLC

ING Van Kampen Equity and Income Portfolio	Seeks total return, consisting of long term capital appreciation
(Service Class)	and current income.

Investment Adviser: Directed Services LLC
Investment Subadviser: Van Kampen

ING Variable Funds

ING VP Growth and Income Portfolio (Class S)	Seeks to maximize total return through investments in a
diversified portfolio of common stocks and securities
Investment Adviser: ING Investments, LLC	convertible into common stock.
Investment Subadviser: ING Investment Management
Co.

ING Variable Portfolios, Inc.

7337 E. Doubletree Ranch Road, Scottsdale, AZ 85258

ING BlackRock Global Science and Technology Portfolio	Seeks long-term capital appreciation.
(Class S)

Investment Adviser: ING Investments, LLC
Investment Subadviser: BlackRock Advisors, LLC

A6

Fund Name and
Investment Adviser/Subadviser	Investment Objective

ING International Index Portfolio (Class S)	Seeks investment (before fees and expenses) results that
correspond to the total return of a widely accepted
Investment Adviser: ING Investments, LLC	International Index.
Investment Subadviser: ING Investment Management
Co.

ING Lehman Brothers U.S. Aggregate Bond Index	Seeks investment results (before fees and expenses) that
Portfolio (Class S)	correspond to the total return of the Lehman Brothers U.S.
Aggregate Bond Index.
Investment Adviser: ING Investments, LLC
Investment Subadviser: Lehman Brothers Asset
Management LLC

ING RussellTM Large Cap Index Portfolio (Class S)	Seeks investment results (before fees and expenses) that
correspond to the total return of the Russell Top 200 Index.
Investment Adviser: ING Investments, LLC
Investment Subadviser: ING Investment Management
Co.

ING RussellTM Mid Cap Index Portfolio (Class S)	Seeks investment results (before fees and expenses) that
correspond to the total return of the Russell Midcap Index.
Investment Adviser: ING Investments, LLC
Investment Subadviser: ING Investment Management
Co.

ING RussellTM Small Cap Index Portfolio (Class S)	Seeks investment results (before fees and expenses) that
correspond to the total return of the Russell 2000 Index.
Investment Adviser: ING Investments, LLC
Investment Subadviser: ING Investment Management
Co.

ING VP Small Company Portfolio (Class S)	Seeks growth of capital primarily through investment in a
diversified portfolio of common stocks and securities of
Investment Adviser: ING Investments, LLC	companies with smaller market capitalizations.
Investment Subadviser: ING Investment Management
Co.

ING WisdomTreeSM Global High-Yielding Equity Index	Seeks investment returns that closely correspond to the price
Portfolio* (Class S)	and yield performance, before fees and expenses, of the
WisdomTreeSM Global High-Yielding Equity Index (“Index”).
Investment Adviser: ING Investments, LLC
Investment Subadviser: ING Investment Management
Co.

* WisdomTreeSM is a servicemark of WisdomTree
Investments

ING Variable Products Trust

7337 E. Doubletree Ranch Road, Scottsdale, AZ 85258

ING VP MidCap Opportunities Portfolio (Class S)	Seeks long-term capital appreciation.

Investment Adviser: ING Investments, LLC
Investment Subadviser: ING Investment Management
Co.

A7

Fund Name and
Investment Adviser/Subadviser	Investment Objective

ING VP Intermediate Bond Portfolio

ING VP Intermediate Bond Portfolio (Class S)	Seeks to maximize total return consistent with reasonable risk, through investment in a diversified portfolio consisting
Investment Adviser: ING Investments, LLC	primarily of debt securities.
Investment Subadviser: ING Investment Management
Co.

BlackRock Variable Series Funds, Inc.

800 Scudders Mill Road, Plainsboro, NJ 08536

BlackRock Global Allocation V.I. Portfolio (Class III)	The fund seeks to provide high total return through a fully
managed investment policy utilizing U.S. and foreign equity,
Investment Adviser: BlackRock Advisors, LLC	debt and money market instruments, the combination of which
will be varied from time to time both with respect to types of securities and markets in response to changing market and
economic trends.

Fidelity Variable Insurance Products

82 Devonshire Street, Boston, MA 02109

Fidelity VIP Contrafund Portfolio (Service Class 2)	Seeks long-term capital appreciation.

Investment Adviser: Fidelity Management & Research
Company
Investment Subadviser: FMR Co., Inc.; Fidelity
Research & Analysis Company; Fidelity Management &
Research (U.K.) Inc.; Fidelity International Investment
Advisors; Fidelity International Investment Advisors
(U.K.) Limited; Fidelity Investments Japan Limited

“Standard & Poor’s®”, “S&P®”, “S&P 500®”, “Standard & Poor’s 500”, and “500” are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by ING USA Annuity and Life Insurance Company. The product is not sponsored, endorsed, sold or promoted by Standard & Poor’s and Standard & Poor’s makes no representation regarding the advisability of investing in the product.

A8

APPENDIX B

Fixed Account II

Fixed Account II (“Fixed Account”) is an optional fixed interest allocation offered during the accumulation phase of your variable annuity contract between you and ING USA Annuity and Life Insurance Company (“ING USA,” the “Company,” “we” or “our”).
The Fixed Account, which is a segregated asset account of ING USA, provides a means for you to invest on a tax-deferred basis and earn a guaranteed interest for guaranteed interest periods (Fixed Interest Allocation(s)). We will credit your Fixed Interest
Allocation(s) with a fixed rate of interest. We currently offer Fixed Interest Allocations with guaranteed interest periods that may vary by maturity, state of issue and rate. In addition, we may offer DCA Fixed Interest Allocations, which are 6-month and 1-year Fixed
Interest Allocations available exclusively in connection with our dollar cost averaging program. We may offer additional guaranteed interest periods in some or all states, may not offer all guaranteed interest periods on all contracts or in all states and the rates for a given guaranteed interest period may vary among contracts. We set the interest rates periodically. We may credit a different interest rate for each interest period. The interest you earn in the Fixed Account as well as your principal is guaranteed by ING USA, as long as you do not take your money out before the maturity date for the applicable interest period. If you take your money out from a
Fixed Interest Allocation more than 30 days before the applicable maturity date, we will apply a market value adjustment (“Market
Value Adjustment”). A Market Value Adjustment could increase or decrease your contract value and/or the amount you take out. A surrender charge may also apply to withdrawals from your contract. You bear the risk that you may receive less than your principal because of the Market Value Adjustment.

For contracts sold in some states, not all Fixed Interest Allocations are available. You have a right to return a contract for a refund as described in the prospectus.

The Fixed Account
You may allocate premium payments and transfer your Contract value to the guaranteed interest periods of the Fixed Account during the accumulation period as described in the prospectus. Every time you allocate money to the Fixed Account, we set up a Fixed
Interest Allocation for the guaranteed interest period you select. We will credit your Fixed Interest Allocation with a guaranteed interest rate for the interest period you select, so long as you do not withdraw money from that Fixed Interest Allocation before the end of the guaranteed interest period. Each guaranteed interest period ends on its maturity date which is the last day of the month in which the interest period is scheduled to expire.

Your Contract value in the Fixed Account is the sum of your Fixed Interest Allocations and the interest credited as adjusted for any withdrawals, transfers or other charges we may impose, including any Market Value Adjustment. Your Fixed Interest Allocation will be credited with the guaranteed interest rate in effect for the guaranteed interest period you selected when we receive and accept your premium or reallocation of Contract value. We will credit interest daily at a rate that yields the quoted guaranteed interest rate.

If you surrender, withdraw, transfer or annuitize your investment in a Fixed Interest Allocation more than 30 days before the end of the guaranteed interest period, we will apply a Market Value Adjustment to the transaction. A Market Value Adjustment could increase or decrease the amount you surrender, withdraw, transfer or annuitize, depending on current interest rates at the time of the transaction. You bear the risk that you may receive less than your principal because of the Market Value Adjustment.

Guaranteed Interest Rates
Each Fixed Interest Allocation will have an interest rate that is guaranteed as long as you do not take your money out until its maturity date. We do not have a specific formula for establishing the guaranteed interest rates for the different guaranteed interest periods. We determine guaranteed interest rates at our sole discretion. We cannot predict the level of future interest rates. For more information see the prospectus for the Fixed Account.

Transfers from a Fixed Interest Allocation

You may transfer your Contract value in a Fixed Interest Allocation to one or more new Fixed Interest Allocations with new guaranteed interest periods, or to any of the subaccounts of ING USA’s Separate Account B as described in the prospectus on the maturity date of a guaranteed interest period. The minimum amount that you can transfer to or from any Fixed Interest Allocation is
$100. Transfers from a Fixed Interest Allocation may be subject to a Market Value Adjustment. If you have a special Fixed Interest
Allocation that was offered exclusively with our dollar cost averaging program, canceling dollar cost averaging will cause a transfer of the entire Contract value in such Fixed Interest Allocation to the ING Liquid Assets Portfolio, and such a transfer will be subject to a
Market Value Adjustment.

Please be aware that the benefit we pay under certain optional benefit riders will be adjusted by any transfers you make to and from the Fixed Interest Allocations during specified periods while the rider is in effect. See “Optional Riders” in the prospectus.

B1

Withdrawals from a Fixed Interest Allocation
During the accumulation phase, you may withdraw a portion of your Contract value in any Fixed Interest Allocation. You may make systematic withdrawals of only the interest earned during the prior month, quarter or year, depending on the frequency chosen, from a
Fixed Interest Allocation under our systematic withdrawal option. A withdrawal from a Fixed Interest Allocation may be subject to a
Market Value Adjustment and a contract surrender charge. Be aware that withdrawals may have federal income tax consequences, including a 10% penalty tax, as well as state income tax consequences.

Please be aware that the benefit we pay under any of the optional benefit riders will be reduced by any withdrawals you made from the
Fixed Interest Allocations during the period while the rider is in effect. See “Optional Riders” in the prospectus.

Market Value Adjustment
A Market Value Adjustment may decrease, increase or have no effect on your Contract value. We will apply a Market Value
Adjustment (i) whenever you withdraw or transfer money from a Fixed Interest Allocation (unless made within 30 days before the maturity date of the applicable guaranteed interest period, or under the systematic withdrawal or dollar cost averaging program) and
(ii) if on the annuity start date a guaranteed interest period for any Fixed Interest Allocation does not end on or within 30 days of the annuity start date.

A Market Value Adjustment may be positive, negative or result in no change. In general, if interest rates are rising, you bear the risk that any Market Value Adjustment will likely be negative and reduce your Contract value. On the other hand, if interest rates are falling, it is more likely that you will receive a positive Market Value Adjustment that increases your Contract value. In the event of a full surrender, transfer or annuitization from a Fixed Interest Allocation, we will add or subtract any Market Value Adjustment from the amount surrendered, transferred or annuitized. In the event of a partial withdrawal, transfer or annuitization, we will add or subtract any Market Value Adjustment from the total amount withdrawn, transferred or annuitized in order to provide the amount requested. If a negative Market Value Adjustment exceeds your Contract value in the Fixed Interest Allocation, we will consider your request to be a full surrender, transfer or annuitization of the Fixed Interest Allocation.

Contract Value in the Fixed Interest Allocations
On the contract date, the Contract value in any Fixed Interest Allocation in which you are invested is equal to the portion of the initial premium paid and designated for allocation to the Fixed Interest Allocation. On each business day after the contract date, we calculate the amount of Contract value in each Fixed Interest Allocation as follows:

1)	We take the Contract value in the Fixed Interest Allocation at the end of the preceding business day.

2)	We credit a daily rate of interest on (1) at the guaranteed rate since the preceding business day.

3)	We add (1) and (2).

4)	We subtract from (3) any transfers from that Fixed Interest Allocation.

5)	We subtract from (4) any withdrawals, and then subtract any contract fees (including any rider charges) and premium taxes.

Additional premium payments and transfers allocated to the Fixed Account will be placed in a new Fixed Interest Allocation. The
Contract value on the date of allocation will be the amount allocated. Several examples which illustrate how the Market Value
Adjustment works are included in the prospectus for Fixed Account II.

Cash Surrender Value
The cash surrender value is the amount you receive when you surrender the Contract. The cash surrender value of amounts allocated to the Fixed Account will fluctuate daily based on the interest credited to Fixed Interest Allocations, any Market Value Adjustment,
and any surrender charge. We do not guarantee any minimum cash surrender value. On any date during the accumulation phase, we calculate the cash surrender value as follows: we start with your Contract value, then we adjust for any Market Value Adjustment, and then we deduct any surrender charge, any charge for premium taxes, the annual contract administrative fee (unless waived), and any optional benefit rider charge, and any other charges incurred but not yet deducted.

Dollar Cost Averaging from Fixed Interest Allocations
You may elect to participate in our dollar cost averaging program if you have at least $1,200 of Contract value in Fixed Account
Interest Allocations with a guaranteed interest period of 1 year or less. The Fixed Interest Allocations serve as the source accounts from which we will, on a monthly basis, automatically transfer a set dollar amount of money to other Fixed Interest Allocations or contract investment portfolio subaccounts selected by you.

B2

The dollar cost averaging program is designed to lessen the impact of market fluctuation on your investment. Since we transfer the same dollar amount to subaccounts each month, more units of a subaccount are purchased if the value of its unit is low and fewer units are purchased if the value of its unit is high. Therefore, a lower than average value per unit may be achieved over the long term.
However, we cannot guarantee this. When you elect the dollar cost averaging program, you are continuously investing in securities regardless of fluctuating price levels. You should consider your tolerance for investing through periods of fluctuating price levels.
You elect the dollar amount you want transferred under this program. Each monthly transfer must be at least $100. You may change the transfer amount once each contract year.

Transfers from a Fixed Interest Allocation under the dollar cost averaging program are not subject to a Market Value Adjustment.

We may in the future offer additional subaccounts or withdraw any subaccount or Fixed Interest Allocation to or from the dollar cost averaging program or otherwise modify, suspend or terminate this program. Of course, such change will not affect any dollar cost averaging programs in operation at the time.

Suspension of Payments
We have the right to delay payment of amounts from a Fixed Interest Allocation for up to 6 months.

More Information
See the prospectus for Fixed Account II.

B3

APPENDIX C

Surrender Charge for Excess Withdrawals Example

The following assumes you made an initial premium payment of $10,000 and additional premium payments of $10,000 in each of the second and third contract years, for total premium payments under the Contract of $30,000. An additional credit of $400 would be added to each premium payment, for total credits paid of $1,200. It also assumes a withdrawal at the beginning of the fifth contract year of 15% of the contract value of $36,400.

In this example, $3,640 ($36,400 x .10) is the maximum free withdrawal amount that you may withdraw during the contract year without a surrender charge. The total withdrawal would be $5,460 ($36,400 x .15). Therefore, $1,820 ($5,460 – $3,640) is considered an excess withdrawal of a part of the initial premium payment of $10,000 and would be subject to a 7% surrender charge of $127.40
($1,820 x .07). This example does not take into account any Market Value Adjustment or deduction of any premium taxes.

C1

APPENDIX D

Special Funds and Excluded Funds Examples

Example #1: The following examples are intended to demonstrate the impact on your 7% Solution Death Benefit Element (“7%
MGDB”) of allocating your Contract Value to Special Funds.

7% MGDB if 50% invested				7% MGDB if 0% invested				7% MGDB if 100% invested
	in Special Funds				in Special Funds				in Special Funds

End of Yr	Covered	Special	Total	End of Yr	Covered	Special	Total	End of Yr Covered		Special	Total
0	500	500	1,000	0	1,000	—	1,000	0	0	1,000	1,000
1	535	500	1,035	1	1,070	—	1,070	1	0	1,000	1,000
2	572	500	1,072	2	1,145	—	1,145	2	0	1,000	1,000
3	613	500	1,113	3	1,225	—	1,225	3	0	1,000	1,000
4	655	500	1,155	4	1,311	—	1,311	4	0	1,000	1,000
5	701	500	1,201	5	1,403	—	1,403	5	0	1,000	1,000
6	750	500	1,250	6	1,501	—	1,501	6	0	1,000	1,000
7	803	500	1,303	7	1,606	—	1,606	7	0	1,000	1,000
8	859	500	1,359	8	1,718	—	1,718	8	0	1,000	1,000
9	919	500	1,419	9	1,838	—	1,838	9	0	1,000	1,000
10	984	500	1,484	10	1,967	—	1,967	10	0	1,000	1,000

7% MGDB if transferred to				7% MGDB if transferred to

	Special Funds				Covered Funds
	at the beginning of year 6			at the beginning of year 6

End of Yr	Covered	Special	Total	End of Yr	Covered	Special	Total
0	1,000	—	1,000	0	—	1,000	1,000
1	1,070	—	1,070	1	—	1,000	1,000
2	1,145	—	1,145	2	—	1,000	1,000
3	1,225	—	1,225	3	—	1,000	1,000
4	1,311	—	1,311	4	—	1,000	1,000
5	1,403	—	1,403	5	—	1,000	1,000
6	—	1,403	1,403	6	1,070	—	1,070
7	—	1,403	1,403	7	1,145	—	1,145
8	—	1,403	1,403	8	1,225	—	1,225
9	—	1,403	1,403	9	1,311	—	1,311
10	—	1,403	1,403	10	1,403	—	1,403

D1

Example #2:	The following examples are intended to demonstrate the impact on your 7% Solution Death Benefit Element (“7%
MGDB”) of allocating your Contract Value to Excluded Funds.

7% MGDB if 50% invested in Excluded Funds

		Covered		Excluded		Total

		7%		“7%		7%		Death
	End of Yr MGDB		AV	MGDB”	AV	MGDB	AV	Benefit
	0	500	500	500	500	1,000	1,000	1,000
	1	535	510	535	510	1,045	1,020	1,045
	2	572	490	572	490	1,062	980	1,062
	3	613	520	613	520	1,133	1,040	1,133
	4	655	550	655	550	1,205	1,100	1,205
	5	701	450	701	450	1,151	900	1,151
	6	750	525	750	525	1,275	1,050	1,275
	7	803	600	803	600	1,403	1,200	1,403
	8	859	750	859	750	1,609	1,500	1,609
	9	919	500	919	500	1,419	1,000	1,419
	10	984	300	984	300	1,284	600	1,284

		7% MGDB if 0% invested				7% MGDB if 100% invested
		in Excluded Funds				in Excluded Funds

		Covered				Excluded

				Death		“7%		Death
	End of Yr 7% MGDB		AV	Benefit	End of Yr MGDB”		AV	Benefit
	0	1,000	1,000	1,000	0	1,000	1,000	1,000
	1	1,070	1,020	1,070	1	1,070	1,020	1,020
	2	1,145	980	1,145	2	1,145	980	980
	3	1,225	1,040	1,225	3	1,225	1,040	1,040
	4	1,311	1,100	1,311	4	1,311	1,100	1,100
	5	1,403	900	1,403	5	1,403	900	900
	6	1,501	1,050	1,501	6	1,501	1,050	1,050
	7	1,606	1,200	1,606	7	1,606	1,200	1,200
	8	1,718	1,500	1,718	8	1,718	1,500	1,500
	9	1,838	1,000	1,838	9	1,838	1,000	1,000
	10	1,967	600	1,967	10	1,967	600	600

Note:	AV are hypothetical illustrative values. Not a projection. “7% MGDB” for Excluded funds is notional.
	Not payable as a benefit. Death Benefit for Excluded Funds equals Accumulation Value (AV).

D2

Transfer from Covered Funds to Excluded Funds
at the beginning of year 6

	Covered		Excluded		Total

	7%		“7%		7%		Death
End of Yr MGDB		AV	MGDB”	AV	MGDB	AV	Benefit
—	1,000	1,000	—	—	1,000	1,000	1,000
1	1,070	1,020	—	—	1,070	1,020	1,070
2	1,145	980	—	—	1,145	980	1,145
3	1,225	1,040	—	—	1,225	1,040	1,225
4	1,311	1,100	—	—	1,311	1,100	1,311
5	1,403	900	—	—	1,403	900	1,403
6	—	—	1,501	1,050	1,050	1,050	1,050
7	—	—	1,606	1,200	1,200	1,200	1,200
8	—	—	1,718	1,500	1,500	1,500	1,500
9	—	—	1,838	1,000	1,000	1,000	1,000
10	—	—	1,967	600	600	600	600

Note:	7% MGDB transferred to Excluded Funds equals the 7% MGDB in Covered Funds
	(or pro-rata portion thereof for partial transfer). Transfers from Special Funds to
	Excluded Funds work the same as Covered to Excluded (except 7% MGDB in
	Special Funds does not accumulate).

Transfer from Excluded Funds to Covered Funds
at the beginning of year 6

	Covered		Excluded		Total

	7%		“7%		7%		Death
End of Yr MGDB		AV	MGDB”	AV	MGDB	AV	Benefit
—	—	—	1,000	1,000	1,000	1,000	1,000
1	—	—	1,070	1,020	1,020	1,020	1,020
2	—	—	1,145	980	980	980	980
3	—	—	1,225	1,040	1,040	1,040	1,040
4	—	—	1,311	1,100	1,100	1,100	1,100
5	—	—	1,403	900	900	900	900
6	963	1,050	—	—	963	1,050	1,050
7	1,030	1,200	—	—	1,030	1,200	1,200
8	1,103	1,500	—	—	1,103	1,500	1,500
9	1,180	1,000	—	—	1,180	1,000	1,180
10	1,262	600	—	—	1,262	600	1,262

Note: 7% MGDB transferred to Covered Funds is the lesser of 7% MGDB in Excluded

Funds (or portion thereof for partial transfer) and AV transferred to Covered
Funds. Transfers from Excluded Funds to Special Funds work the same as
Excluded to Covered (except 7% MGDB in Special Funds does not accumulate).

D3

APPENDIX E

	Examples of Minimum Guaranteed Income Benefit Calculation

Example 1

Age		Contract without	Contract with
		the MGIB Rider	the MGIB Rider
55	Initial Value	$100,000	$100,000
	Accumulation Rate	0.0%	0.00%
	Rider Charge	0.0%	0.75%

65	Contract Value	$100,000	$89,167
	Contract Annuity Factor	4.71	4.71
	Monthly Income	$471.00	$419.98
	MGIB Rollup	n/a	$196,715
	MGIB Ratchet	n/a	$100,000
	MGIB Annuity Factor	n/a	4.43
	MGIB Income	n/a	$871.44

	Income	$471.00	$871.44

Example 2

Age		Contract without	Contract with
		the MGIB Rider	the MGIB Rider
55	Initial Value	$100,000	$100,000
	Accumulation Rate	3.0%	3.0%
	Rider Charge	0.0%	0.75%

65	Contract Value	$134,392	$122,019
	Contract Annuity Factor	4.71	4.71
	Monthly Income	$632.98	$574.70
	MGIB Rollup	n/a	$196,715
	MGIB Ratchet	n/a	$122,019
	MGIB Annuity Factor	n/a	4.43
	MGIB Income	n/a	$871.44

	Income	$632.98	$871.44

E1

Example 3

Age		Contract without	Contract with
		the MGIB Rider	the MGIB Rider
55	Initial Value	$100,000	$100,000
	Accumulation Rate	8.0%	8.0%
	Rider Charge	0.0%	0.75%

65	Contract Value	$215,892	$200,423
	Contract Annuity Factor	4.71	4.71
	Monthly Income	$1,016.85	$943.99
	MGIB Rollup	n/a	$196,715
	MGIB Ratchet	n/a	$200,423
	MGIB Annuity Factor	n/a	4.43
	MGIB Income	n/a	$887.87

	Income	$1,016.85	$943.99

The Accumulation Rates shown under “Contract” are hypothetical and intended to illustrate various market conditions. These rates are assumed to be net of all fees and charges. Fees and charges are not assessed against the MGIB Rollup Rate.

E2

APPENDIX F

ING LifePay Plus and ING Joint LifePay Plus Partial Withdrawal Amount Examples

The following example shows the adjustment to the Maximum Annual Withdrawal amount for a withdrawal before the Lifetime
Withdrawal Phase has begun.

Illustration 1: Adjustment to the ING LifePay Plus Base for a withdrawal taken prior to the Lifetime Withdrawal Phase.

Assume the Annuitant is age 55 and the first withdrawal taken during the contract year is $3,000 net, with $0 of surrender charges.
Because the ING LifePay Plus Rider is not yet eligible to enter the Lifetime Withdrawal Phase, there is no Maximum Annual
Withdrawal and the entire withdrawal is considered excess.

If the ING LifePay Plus Base and Account Value before the withdrawal are $100,000 and $90,000, respectively, then the ING LifePay
Plus Base will be reduced by 3.33% ($3,000 / $90,000) to $96,667 ((1 – 3.33%) * $100,000).

Any additional withdrawals taken prior to the Annuitant reaching age 59 ½ will also result in an immediate pro-rata reduction to the
ING LifePay Plus Base.

The following are examples of adjustments to the Maximum Annual Withdrawal amount for withdrawals in excess of the Maximum
Annual Withdrawal:

Illustration 2: Adjustment to the Maximum Annual Withdrawal amount for a withdrawal in excess of the Maximum Annual
Withdrawal.

Assume the Maximum Annual Withdrawal is $5,000.

The first withdrawal taken during the contract year is $3,000 net, with $0 of surrender charges. The Maximum Annual Withdrawal is not exceeded.

The next withdrawal taken during the contract year is $1,500 net, with $0 of surrender charges. The Maximum Annual Withdrawal is not exceeded because total net withdrawals, $4,500, do not exceed the Maximum Annual Withdrawal, $5,000.

The next withdrawal taken during the contract year is $1,500 net, with $0 of surrender charges. Because total net withdrawals taken,
$6,000, exceed the Maximum Annual Withdrawal, $5,000, there is an adjustment to the Maximum Annual Withdrawal. However, because only $4,500 in gross withdrawals was taken during the contract year prior to this withdrawal, $500 of the $1,500 gross withdrawal is not considered excess.

Total gross withdrawals during the contract year are $6,000 ($3,000 + $1,500 + $1,500). The adjustment is the lesser of the amount by which the total gross withdrawals for the year exceed the Maximum Annual Withdrawal, $1,000, and the amount of the current gross withdrawal, $1,500.

If the Contract Value before this withdrawal is $50,000, and the Contract Value is $49,500 after the part of the gross withdrawal that was within the Maximum Annual Withdrawal, $500, then the Maximum Annual Withdrawal is reduced by 2.02% ($1,000 / $49,500)
to $4,899 ((1 - 2.02%) * $5,000).

Illustration 3: A withdrawal exceeds the Maximum Annual Withdrawal amount but does not exceed the Additional
Withdrawal Amount.

Assume the Maximum Annual Withdrawal is $5,000. The Required Minimum Distribution for the current calendar year applicable to this contract is determined to be $6,000. The Additional Withdrawal Amount is set equal to the excess of this amount above the
Maximum Annual Withdrawal, $1,000 ($6,000 - $5,000).

The first withdrawal taken during the contract year is $3,000 net, with $0 of surrender charges. The Maximum Annual Withdrawal is not exceeded.

The next withdrawal taken during the contract year is $1,500 net, with $0 of surrender charges. The Maximum Annual Withdrawal is not exceeded because total net withdrawals, $4,500, do not exceed the Maximum Annual Withdrawal, $5,000.

F1

The next withdrawal taken during the contract year is $1,500 net, with $0 of surrender charges. Total net withdrawals taken, $6,000, exceed the Maximum Annual Withdrawal, $5,000, however, the Maximum Annual Withdrawal is not adjusted until the Additional
Withdrawal Amount is exhausted. The amount by which total net withdrawals taken exceed the Maximum Annual Withdrawal,
$1,000 ($6,000 - $5,000), is the same as the Additional Withdrawal Amount, so no adjustment to the Maximum Annual Withdrawal is made. If total net withdrawals taken had exceeded the sum of the Maximum Annual Withdrawal and the Additional Withdrawal
Amount, then an adjustment would be made to the Maximum Annual Withdrawal.

Illustration 4: The Additional Withdrawal Amount at the end of the calendar year before it is withdrawn.

Assume the most recent contract date was July 1, 2007 and the Maximum Annual Withdrawal is $5,000. Also assume RMDs, applicable to this contract, are $6,000 and $5,000 for 2008 and 2009 calendar years respectively.

Between July 1, 2007 and December 31, 2007, a withdrawal of $5,000 is taken which exhausts the Maximum Annual Withdrawal.

On January 1, 2008, the Additional Withdrawal Amount is set equal to the excess of the 2008 RMD above the existing Maximum
Annual Withdrawal, $1,000 ($6,000 - $5,000). Note that while the Maximum Annual Withdrawal has been exhausted. it is still used to calculate the Additional Withdrawal Amount.

The owner now has until December 31, 2009 to take the newly calculated Additional Withdrawal Amount of $1,000. The owner decides not to take the Additional Withdrawal Amount of $1,000 in 2008.

On January 1, 2009, the Additional Withdrawal Amount is set equal to the excess of the 2009 RMD above the existing Maximum
Annual Withdrawal, $0 ($5,000 - $5,000). Note that the Additional Withdrawal Amount of $1,000 from the 2008 calendar year carries over into the 2009 calendar year and is available for withdrawal.

Illustration 5: A withdrawal exceeds the Maximum Annual Withdrawal amount and the Additional Withdrawal Amount.

Assume the Maximum Annual Withdrawal is $5,000. The Required Minimum Distribution for the current calendar year applicable to this contract is determined to be $6,000. The Additional Withdrawal Amount is set equal to the excess of this amount above the
Maximum Annual Withdrawal, $1,000 ($6,000 - $5,000).

The first withdrawal taken during the contract year is $3,000 net, with $0 of surrender charges. The Maximum Annual Withdrawal is not exceeded.

The next withdrawal taken during the contract year is $1,500 net, with $0 of surrender charges. The Maximum Annual Withdrawal is not exceeded because total net withdrawals, $4,500, do not exceed the Maximum Annual Withdrawal, $5,000.

The next withdrawal taken during the contract year is $3,500 net, with $0 of surrender charges. Total net withdrawals taken, $8,000, exceed the sum of the Maximum Annual Withdrawal and the Additional Withdrawal Amount, $6,000, and there is an adjustment to the Maximum Annual Withdrawal.

Total gross withdrawals during the contract year are $8,000 ($3,000 + $1,500 + $3,500). The adjustment is the lesser of the amount by which the total gross withdrawals for the year exceed the sum of the Maximum Annual Withdrawal and the Additional Withdrawal
Amount ($8,000 - $6,000 = $2,000), and the amount of the current gross withdrawal ($3,500).

If the Contract Value before this withdrawal is $50,000, then the Maximum Annual Withdrawal is reduced by 4.00% ($2,000 /
$50,000) to $4,800 ((1 - 4.00%) * $5,000).

Illustration 6: Adjustment to the Maximum Annual Withdrawal amount for a withdrawal in excess of the Maximum Annual
Withdrawal.

Assume the Maximum Annual Withdrawal is $5,000.

The first withdrawal taken during the contract year is $3,000 net, with $0 of surrender charges. The Maximum Annual Withdrawal is not exceeded.

The next withdrawal taken during the contract year is $1,500 net, with $0 of surrender charges. The Maximum Annual Withdrawal is not exceeded because total net withdrawals, $4,500, do not exceed the Maximum Annual Withdrawal, $5,000.

F2

The next withdrawal taken during the contract year is $1,500 net, with $0 of surrender charges. Because total net withdrawals taken,
$6,000, exceed the Maximum Annual Withdrawal, $5,000, there is an adjustment to the Maximum Annual Withdrawal. However, because only $4,500 in gross withdrawals was taken during the contract year prior to this withdrawal, $500 of the $1,500 gross withdrawal is not considered excess.

Total gross withdrawals during the contract year are $6,000 ($3,000 + $1,500 + $1,500). The adjustment is the lesser of the amount by which the total gross withdrawals for the year exceed the Maximum Annual Withdrawal, $1,000, and the amount of the current gross withdrawal, $1,500.

If the Account Value after the part of the gross withdrawal that was within the Maximum Annual Withdrawal, $500, is $49,500, then the Maximum Annual Withdrawal is reduced by 2.02% ($1,000 / $49,500) to $4,899 ((1 - 2.02%) * $5,000).

Another withdrawal is taken during that same contract year in the amount of $400 net, with $100 of surrender charges. Total gross withdrawals during the contract year are $6,500 ($3,000 + $1,500 + $1,500 + $500). The adjustment to the MAW is the lesser of the amount by which the total gross withdrawals for the year exceed the Maximum Annual Withdrawal, $1,500, and the amount of the current gross withdrawal, $500.

If the Account Value before this withdrawal is $48,500, then the Maximum Annual Withdrawal is reduced by 1.03% ($500 / $48,500)
to $4,849 ((1 – 1.03%) * $4,899).

F3

APPENDIX G

Examples of Fixed Allocation Funds Automatic Rebalancing

The following examples are designed to assist you in understanding how Fixed Allocation Funds Automatic Rebalancing works. The examples assume that there are no investment earnings or losses.

I.	Subsequent Payments

A.	Assume that on Day 1, an owner deposits an initial payment of $100,000, which is allocated 100% to Accepted Funds. No Fixed

Allocation Funds Automatic Rebalancing would occur, because this allocation meets the required investment option allocation.

B. Assume that on Day 2, the owner deposits an additional payment of $500,000, bringing the total contract value to $600,000, and allocates this deposit 100% to Other Funds. Because the percentage allocated to the Fixed Allocations Funds (0%) is less than 20% of the total amount allocated to the Fixed Allocation Funds and the Other Funds, we will automatically reallocate $100,000 from the amount allocated to the Other Funds (20% of the $500,000 allocated to the Other Funds) to the Fixed Allocation Funds. Your ending allocations will be $100,000 to Accepted Funds, $100,000 to the Fixed Allocation Funds, and $400,000 to Other Funds.

II.	Partial Withdrawals

A.	Assume that on Day 1, an owner deposits an initial payment of $100,000, which is allocated 75% to Accepted Funds ($75,000),

20% to the Fixed Allocation Funds ($20,000), and 5% to Other Funds ($5,000). No Fixed Allocation Funds Automatic Rebalancing
would occur, because this allocation meets the required investment option allocation.

B. Assume that on Day 2, the owner requests a partial withdrawal of $19,000 from the Fixed Allocation Funds. Because the remaining amount allocated to the Fixed Allocation Funds ($1,000) is less than 20% of the total amount allocated to the Fixed
Allocation Funds and the Other Funds, we will automatically reallocate $200 from the Other Funds to the Fixed Allocation Funds, so that the amount allocated to the Fixed Allocation Funds ($1,200) is 20% of the total amount allocated to the Fixed Allocation Funds and Other Funds ($6,000).

G1

ING USA Annuity and Life Insurance Company ING USA Annuity and Life Insurance Company is a stock company domiciled in Iowa.

PART B

Statement of Additional Information
ING PREMIUM PLUS
Flexible Premium Deferred Variable Annuity Contract with Premium Credit Provision
Issued by
SEPARATE ACCOUNT B
of
ING USA ANNUITY AND LIFE INSURANCE COMPANY

This Statement of Additional Information is not a prospectus. The information contained herein should be read in conjunction with the Prospectus for the ING USA Annuity and Life Insurance Company Flexible
Premium Deferred Variable Annuity Contract with Premium Credit Provision, which is referred to herein.
The Prospectus sets forth information that a prospective investor ought to know before investing. For a copy of the Prospectus, send a written request to ING USA Annuity and Life Insurance Company,
Customer Service Center, P.O. Box 9271 Des Moines, IA 50306-9271 or telephone 1-800-366-0066.

December 31, 2008

i

Introduction
This Statement of Additional Information provides background information regarding Separate Account
B.

Description of ING USA Annuity and Life Insurance Company
ING USA Annuity and Life Insurance Company (“ING USA”) is an Iowa stock life insurance company, which was originally incorporated in Minnesota on January 2, 1973. ING USA is a wholly owned subsidiary of Lion Connecticut Holdings Inc. (“Lion Connecticut”), which in turn is a wholly owned subsidiary of ING Groep N.V. (“ING”), a global financial services holding company based in The
Netherlands. ING USA is authorized to sell insurance and annuities in all states, except New York and the
District of Columbia. ING USA’s financial statements appear in the Statement of Additional Information.

As of December 31, 2007, ING USA had approximately $3,119.0 million in stockholder’s equity and approximately $81,276.2 billion in total assets, including approximately $44,477.8 billion of separate account assets. ING USA is authorized to do business in all jurisdictions except New York. ING USA offers variable insurance products. ReliaStar Life Insurance Company of New York (“RLNY”), an
affiliate of ING USA, is licensed to do variable annuity business in the state of New York.

Separate Account B of ING USA Annuity and Life Insurance Company
Separate Account B is a separate account established by the Company for the purpose of funding variable annuity contracts issued by the Company. The separate account is registered with the Securities and
Exchange Commission (“SEC”) as a unit investment trust under the Investment Company act of 1940, as amended. Purchase payments to accounts under the contract may be allocated to one or more of the subaccounts. Each subaccount invests in the shares of only one of the funds offered under the contracts.
We may make additions to, deletions from or substitutions of available investment options as permitted by law and subject to the conditions of the contract. The availability of the funds is subject to applicable regulatory authorization. Not all funds are available in all jurisdictions or under all contracts.

Safekeeping of Assets
ING USA acts as its own custodian for Separate Account B.

Independent Registered Public Accounting Firm
[_______], Atlanta GA 30308, an Independent Registered Public Accounting Firm, perform annual audits of ING USA and Separate Account B. [TO BE COMPLETED BY PRE-EFFECTIVE AMENDMENT.]

Distribution of Contracts
The offering of contracts under the prospectus associated with this Statement of Additional Information is continuous. Directed Services LLC, an affiliate of ING USA, acts as the principal underwriter (as defined in the Securities Act of 1933 and the Investment Company Act of 1940, as amended) of the variable insurance products (the “variable insurance products”) issued by ING USA. The contracts are distributed through registered representatives of other broker-dealers who have entered into selling agreements with
Directed Services LLC. For the years ended 2007, 2006 and 2005 commissions paid by ING USA, including amounts paid by its affiliated Company, RLNY, to Directed Services LLC aggregated
$568,432,009, $429,206,095 and $378,135,000, respectively. All commissions received by the distributor were passed through to the broker-dealers who sold the contracts. Directed Services LLC is located at
1475 Dunwoody Drive, West Chester, Pennsylvania 19380-1478.

1

Under a management services agreement, last amended in 1995, ING USA provides to Directed Services
LLC certain of its personnel to perform management, administrative and clerical services and the use of certain facilities. ING USA charges Directed Services LLC for such expenses and all other general and administrative costs, first on the basis of direct charges when identifiable, and the remainder allocated based on the estimated amount of time spent by ING USA’s employees on behalf of Directed Services
LLC. In the opinion of management, this method of cost allocation is reasonable. This fee, calculated as a percentage of average assets in the variable separate accounts, was $109,907,841, $70,763,649 and
$42,969,000, for the years ended 2007, 2006, and 2005, respectively.

Published Ratings
From time to time, the rating of ING USA as an insurance company by A.M. Best may be referred to in advertisements or in reports to contract owners. Each year the A.M. Best Company reviews the financial status of thousands of insurers, culminating in the assignment of Best’s Ratings. These ratings reflect their current opinion of the relative financial strength and operating performance of an insurance company in comparison to the norms of the life/health insurance industry. Best’s ratings range from A+ + to F. An
A++ and A+ ratings mean, in the opinion of A.M. Best, that the insurer has demonstrated the strongest ability to meet its respective policyholder and other contractual obligations.

Accumulation Value
We use accumulation units to calculate the Accumulation Value of a Contract. The calculation of the accumulation unit value (AUV) for the Contract is set forth in the prospectus under Condensed Financial
Information. The following illustrations show a calculation of a new AUV and the purchase of accumulation units (using hypothetical examples). Note that the examples below do not reflect the mortality and expense risk charge for this product and are for illustration purposes only. For AUVs calculated for this Contract, please see the Condensed Financial Information in the prospectus.

ILLUSTRATION OF CALCULATION OF AUV
EXAMPLE 1.
1. AUV, beginning of period	$10.00
2. Value of securities, beginning of period	$10.00
3. Change in value of securities	$0.10
4. Gross investment return (3) divided by (2)	0.01
5. Less daily mortality and expense charge	0.00004280
6. Less asset based administrative charge	0.00000411
7. Net investment return (4) minus (5) minus (6)	0.009953092
8. Net investment factor (1.000000) plus (7)	1.009953092
9. AUV, end of period (1) multiplied by (8)	$10.09953092

ILLUSTRATION OF PURCHASE OF UNITS (ASSUMING NO STATE PREMIUM TAX) EXAMPLE 2.

1. Initial premium payment	$1,000
2. AUV on effective date of purchase (see Example 1)	$10.00
3. Number of units purchased (1) divided by (2)	100
4. AUV for valuation date following purchase (see Example 1)	$10.09953092
5. Contract Value in account for valuation date following purchase
(3) multiplied by (4)	$1,009.95

2

Performance Information
From time to time, we may advertise or include in reports to contract owner’s performance information for the subaccounts of Separate Account B, including the average annual total return performance, yields and other nonstandard measures of performance. Such performance data will be computed, or accompanied by performance data computed, in accordance with standards defined by the SEC.

Except for the Liquid Assets subaccount, quotations of yield for the subaccounts will be based on all investment income per unit (contract value divided by the accumulation unit) earned during a given 30-
day period, less expenses accrued during such period. Information on standard total average annual return performance will include average annual rates of total return for 1-, 5- and 10-year periods, or lesser periods depending on how long Separate Account B has been investing in the portfolio. We may show other total returns for periods of less than one year. We will base total return figures on the actual historic performance of the subaccounts of Separate Account B, assuming an investment at the beginning of the period when the separate account first invested in the portfolios, and withdrawal of the investment at the end of the period, adjusted to reflect the deduction of all applicable portfolio and current contract charges. We may also show rates of total return on amounts invested at the beginning of the period with no withdrawal at the end of the period. Total return figures which assume no withdrawals at the end of the period will reflect all recurring charges. In addition, we may present historic performance data for the investment portfolios since their inception reduced by some or all of the fees and charges under the
Contract. Such adjusted historic performance includes data that precedes the inception dates of the subaccounts of Separate Account B. This data is designed to show the performance that would have resulted if the Contract had been in existence before the separate account began investing in the portfolios.

Current yield for the Liquid Assets subaccount is based on income received by a hypothetical investment over a given 7-day period, less expenses accrued, and then “annualized” (i.e., assuming that the 7-day yield would be received for 52 weeks). We calculate “effective yield” for the Liquid Assets subaccount in a manner similar to that used to calculate yield, but when annualized, the income earned by the investment is assumed to be reinvested. The “effective yield” will thus be slightly higher than the “yield”
because of the compounding effect of earnings. We calculate quotations of yield for the remaining subaccounts on all investment income per accumulation unit earned during a given 30-day period, after subtracting fees and expenses accrued during the period, assuming the selection of the Max 7 Enhanced
Death Benefit and the MGIB optional benefit rider. You should be aware that there is no guarantee that the Liquid Assets Subaccount will have a positive or level return.

We may compare performance information for a subaccount to: (i) the Standard & Poor’s 500 Stock
Index, Dow Jones Industrial Average, Donoghue Money Market Institutional Averages, or any other applicable market indices, (ii) other variable annuity separate accounts or other investment products tracked by Lipper Analytical Services (a widely used independent research firm which ranks mutual funds and other investment companies), or any other rating service, and (iii) the Consumer Price Index (measure for inflation) to determine the real rate of return of an investment in the Contract. Our reports and promotional literature may also contain other information including the ranking of any subaccount based on rankings of variable annuity separate accounts or other investment products tracked by Lipper
Analytical Services or by similar rating services.

Performance information reflects only the performance of a hypothetical contract and should be considered in light of other factors, including the investment objective of the investment portfolio and market conditions. Please keep in mind that past performance is not a guarantee of future results.

3

Other Information
Registration statements have been filed with the SEC under the Securities Act of 1933, as amended, with respect to the Contracts discussed in this Statement of Additional Information. Not all of the information set forth in the registration statements, amendments and exhibits thereto has been included in this
Statement of Additional Information. Statements contained in this Statement of Additional Information concerning the content of the Contracts and other legal instruments are intended to be summaries. For a complete statement of the terms of these documents, reference should be made to the instruments filed with the SEC.

4

FINANCIAL STATEMENTS OF ING USA ANNUITY AND LIFE INSURANCE COMPANY

The audited financial statements of ING USA Annuity and Life Insurance Company are listed below and are included in this Statement of Additional Information: [TO BE FILED BY PRE-EFFECTIVE
AMENDMENT.]

Report of Independent Registered Public Accounting Firm
Audited Financial Statements of ING USA Annuity and Life Insurance Company
Statement of Operations for the years ended December 31, 2007, 2006 and 2005
Balance Sheets as of December 31, 2007 and 2006
Statements of Changes in Shareholder’s Equity for the years ended December 31, 2007, 2006 and 2005
Statements of Cash Flows for the years ended December 31, 2007, 2006 and 2005
Notes to Financial Statements

FINANCIAL STATEMENTS OF SEPARATE ACCOUNT B

The audited financial statements of Separate Account B are listed below and are included in this
Statement of Additional Information: [TO BE FILED BY PRE-EFFECTIVE AMENDMENT.]

Report of Independent Registered Public Accounting Firm
Audited Financial Statements of ING USA Annuity and Life Insurance Company Separate Account B
Statement of Assets and Liabilities as of December 31, 2007
Statement of Operations for the year ended December 31, 2007
Statements of Changes in Net Assets for the years ended December 31, 2007 and 2006
Notes to Financial Statements

5

PART C - OTHER INFORMATION

ITEM 24. FINANCIAL STATEMENTS AND EXHIBITS

Financial Statements:
(a)	Included in Part B:
Financial Statements of ING USA Annuity and Life Insurance Company:
	-	Report of Independent Registered Public Accounting Firm
	-	Statements of Operations for the years ended December 31, 2007, 2006, and 2005
	-	Balance Sheets as of December 31, 2007 and 2006
	-	Statements of Changes in Shareholder’s Equity for the years ended December 31,
2007, 2006, and 2005
	-	Statements of Cash Flows for the years ended December 31, 2007, 2006, and 2005
	-	Notes to Financial Statements
Financial Statements of Separate Account B:
	-	Report of Independent Registered Public Accounting Firm
	-	Statements of Assets and Liabilities as of December 31, 2007
	-	Statements of Operations for the year ended December 31, 2007
	-	Statements of Changes in Net Assets for the years ended December 31, 2007 and
2006
	-	Notes to Financial Statements

Exhibits:
(b)
(1)		Resolution of the board of directors of Depositor authorizing the establishment of the
Registrant, incorporated herein by reference to Post-Effective Amendment No. 29 to a
Registration Statement on form N-4 for Golden American Life Insurance Company
Separate Account B filed with the Securities and Exchange Commission on April 30,
1999 (File Nos. 033-23351, 811-05626).

(2)		Not applicable.

(3)	a.	Distribution Agreement between the Depositor and Directed Services, Inc., incorporated herein by reference to Post-Effective Amendment No. 29 to a
Registration Statement on form N-4 for Golden American Life Insurance Company
Separate Account B filed with the Securities and Exchange Commission on April 30,
1999 (File Nos. 033-23351, 811-05626).

	b.	Form of Dealers Agreement, incorporated herein by reference to Post-Effective
Amendment No. 29 to a Registration Statement on form N-4 for Golden American Life
Insurance Company Separate Account B filed with the Securities and Exchange
Commission on April 30, 1999 (File Nos. 033-23351, 811-05626).

	c.	Organizational Agreement, incorporated herein by reference to Post-Effective
Amendment No. 29 to a Registration Statement on form N-4 for Golden American Life
Insurance Company Separate Account B filed with the Securities and Exchange
Commission on April 30, 1999 (File Nos. 033-23351, 811-05626).

	d.	Addendum to Organizational Agreement, incorporated herein by reference to Post-
Effective Amendment No. 29 to a Registration Statement on form N-4 for Golden
American Life Insurance Company Separate Account B filed with the Securities and
Exchange Commission on April 30, 1999 (File Nos. 033-23351, 811-05626).

	e.	Expense Reimbursement Agreement, incorporated herein by reference to Post-
Effective Amendment No. 29 to a Registration Statement on form N-4 for Golden
American Life Insurance Company Separate Account B filed with the Securities and
Exchange Commission on April 30, 1999 (File Nos. 033-23351, 811-05626).

	f.	Form of Assignment Agreement for Organizational Agreement, incorporated herein by reference to Post-Effective Amendment No. 29 to a Registration Statement on form N-
4 for Golden American Life Insurance Company Separate Account B filed with the
Securities and Exchange Commission on April 30, 1999 (File Nos. 033-23351, 811-
05626).

	g.	Amendment to the Distribution Agreement between ING USA and Directed Services
Inc., incorporated herein by reference to Post-Effective Amendment No. 26 to a
Registration Statement on Form N-4 for ING USA Annuity and Life Insurance
Company Separate Account B filed with the Securities and Exchange Commission on
April 13, 2004 (File Nos. 333-28755, 811-05626).

(4)	a.	Flexible Premium Deferred Variable Annuity Contract (IU-IA-4000), attached.

	b.	Market Value Adjustment Fixed Interest Account Endorsement (IU-RA-4004),
attached.

	c.	Minimum Guaranteed Income Benefit Rider (IU-RA-4009), attached.

	d.	Earnings Multiplier Death Benefit Rider (IU-RA-4005), attached.

	e.	Guaranteed Standard Death Benefit and Transfer Rider (IU-RA-4006), attached.

	f.	Guaranteed Ratchet Death Benefit and Transfer Rider (IU-RA-4007), attached.

	g.	Guaranteed Combination Death Benefit and Transfer Rider (IU-RA-4008), attached.

	h.	Minimum Guaranteed Withdrawal Benefit Rider with Automatic Reset (ING LifePay
Plus) (IU-RA-3061), incorporated herein by reference to Post-Effective Amendment
No. 40 to a Registration Statement on Form N-4 for ING USA Annuity and Life
Insurance Company Separate Account B filed with the Securities and Exchange
Commission on July 25, 2007 (File Nos. 333-28679, 811-05626).

	i.	Minimum Guaranteed Withdrawal Benefit Rider with Automatic Reset (ING Joint
LifePay Plus) (IU-RA-3062), incorporated herein by reference to Post-Effective
Amendment No. 40 to a Registration Statement on Form N-4 for ING USA Annuity
and Life Insurance Company Separate Account B filed with the Securities and
Exchange Commission on July 25, 2007 (File Nos. 333-28679, 811-05626).

	j.	Combination Minimum Guaranteed Withdrawal Benefit and Death Benefit Rider (ING
LifePay Plus) (IU-RA-3077), incorporated herein by reference to Post-Effective
Amendment No. 43 to a Registration Statement on Form N-4 for ING USA Annuity
and Life Insurance Company Separate Account B filed with the Securities and
Exchange Commission on April 7, 2008 (File Nos. 333-28755, 811-05626).

	k.	Combination Minimum Guaranteed Withdrawal Benefit and Death Benefit Rider (ING
LifePay Plus) (IU-RA-3077), incorporated herein by reference to Post-Effective
Amendment No. 43 to a Registration Statement on Form N-4 for ING USA Annuity
and Life Insurance Company Separate Account B filed with the Securities and
Exchange Commission on April 7, 2008 (File Nos. 333-28755, 811-05626).

(5)	a.	Deferred Variable Annuity Application, TO BE FILED BY PRE-EFFECTIVE
AMENDMENT.

(6)	a.	Amendment to Articles of Incorporation Providing for the Name Change of Golden
American Life Insurance Company, dated (11/21/03), incorporated herein by reference to Post-Effective Amendment No. 1 to a Registration Statement on Form S-1 for ING
USA Annuity and Life Insurance Company filed with the Securities and Exchange
Commission on April 9, 2007 (File No. 333-133076).

	b.	Amendment to Articles of Incorporation Providing for the Change in Purpose and
Powers of ING USA Annuity and Life Insurance Company, dated (03/04/04), incorporated herein by reference to Post-Effective Amendment No. 1 to a Registration
Statement on Form S-1 for ING USA Annuity and Life Insurance Company filed with the Securities and Exchange Commission on April 9, 2007 (File No. 333-133076).

	c.	Amended and Restated By-Laws of ING USA Annuity and Life Insurance Company,
dated (12/15/04), incorporated herein by reference to Post-Effective Amendment No. 1 to a Registration Statement on Form S-1 for ING USA Annuity and Life Insurance
Company filed with the Securities and Exchange Commission on April 9, 2007 (File
No. 333-133076).

	d.	Resolution of the board of directors for Power of Attorney, dated 04/23/99, incorporated herein by reference to Post-Effective Amendment No. 12 to a
Registration Statement on Form N-4 for Golden American Life Insurance Company
Separate Account B filed with the Securities and Exchange Commission on April 23,
1999 (File Nos. 033-59261, 811-05626).

	e.	Articles of Merger and Agreement and Plan of Merger of USGALC, ULAIC, ELICI
into GALIC and renamed ING USA Annuity and Life Insurance Company, dated
06/25/03, incorporated herein by reference to Post-Effective Amendment No. 25 to a
Registration Statement on Form N-4 for ING USA Annuity and Life Insurance
Company Separate Account B filed with the Securities and Exchange Commission on or about February 13, 2004 (File Nos. 333-28755, 811-05626).

(7)		Not applicable.

(8)	a.	Service Agreement by and between Golden American Life Insurance Company and
Directed Services, Inc., incorporated herein by reference to Post-Effective Amendment
No. 28 to a Registration Statement on form N-4 for Golden American Life Insurance
Company Separate Account B filed with the Securities and Exchange Commission on
May 1, 1998 (File Nos. 033-23351, 811-05626).

	b.	Asset Management Agreement between Golden American Life Insurance Company and ING Investment Management LLC, incorporated herein by reference to Post-
Effective Amendment No. 29 to a Registration Statement on form N-4 for Golden
American Life Insurance Company Separate Account B filed with the Securities and
Exchange Commission on April 30, 1999 (File Nos. 033-23351, 811-05626).

	c.	Participation Agreement between Golden American Life Insurance Company,
American Funds Insurance Series and Capital Research and Management Company,
incorporated herein by reference to Pre-Effective Amendment No. 1 to a Registration
Statement on Form N-6 for ReliaStar Life Insurance Company Select * Life Variable
Account filed with the Securities and Exchange Commission on July 17, 2003 (File
Number 333-105319).

	d.	Participation Agreement by and between ING Investors Trust, Golden American Life
Insurance Company and Directed Services, Inc., incorporated herein by reference to
Post-Effective Amendment No. 6 to a Registration Statement on Form N-4 for ING
USA Annuity and Life Insurance Company Separate Account B filed with the
Securities and Exchange Commission on April 21, 2005 (File Nos. 333-70600, 811-
05626).

	e.	Rule 22c-2 Agreement dated no later than April 16, 2007 is effective October 16, 2007 between ING Funds Services, LLC, ING Life Insurance and Annuity Company, ING
National Trust, ING USA Annuity and Life Insurance Company, ReliaStar Life
Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of
Denver Insurance Company and Systematized Benefits Administrators Inc.,
incorporated by reference to Post-Effective Amendment No. 50 to Registration
Statement on Form N-4 (File No. 033-75962), as filed on June 15, 2007.

	f.	Participation Agreement by and between ING Variable Insurance Trust, Golden
American Life Insurance Company and ING Mutual Funds Management Co. LLC and
ING Funds Distributor, Inc., incorporated herein by reference to Post-Effective amendment No. 32 to a Registration Statement on form N-4 for Golden American Life
Insurance Company Separate Account B filed with the Securities and Exchange
Commission on April 26, 2002 (File Nos. 033-23351, 811-05626).

	g.	Amendment to Participation Agreement by and between ING Variable Products Trust,
Golden American Life Insurance Company, ING Investments, LLC and ING Funds
Distributor, Inc., incorporated herein by reference to Post-Effective amendment No. 8 to a Registration Statement on Form N-4 for ING USA Annuity and Life Insurance
Company Separate Account B filed with the Securities and Exchange Commission on
December 2, 2005 (File Nos. 333-33914, 811-05626).

h.	Participation Agreement by and between ING Variable Portfolios, Inc., Golden
American Life Insurance Company and Directed Services, Inc., incorporated herein by reference to Post-Effective Amendment No. 1 to a Registration Statement on Form N-4
for Golden American Life Insurance Company Separate Account B filed with the
Securities and Exchange Commission on April 29, 2002 (File Nos. 333-70600, 811-
05626).

i.	Second Amendment to Participation Agreement by and between ING Partners, Inc.,
Golden American Life Insurance Company, ING Life Insurance and Annuity Company
and ING Financial Advisers, LLC, incorporated herein by reference to Post-Effective amendment No. 8 to a Registration Statement on Form N-4 for ING USA Annuity and
Life Insurance Company Separate Account B filed with the Securities and Exchange
Commission on December 2, 2005 (File Nos. 333-33914, 811-05626).

j.	Participation Agreement by and between Fidelity Distributors Corporation, Golden
American Life Insurance Company and Variable Insurance Products Funds,
incorporated herein by reference to Post-Effective amendment No. 32 to a Registration
Statement on form N-4 for Golden American Life Insurance Company Separate
Account B filed with the Securities and Exchange Commission on April 26, 2002 (File
Nos. 033-23351, 811-05626).

k.	Amendment to Participation Agreement by and between Fidelity Distributors
Corporation and ING USA Annuity and Life Insurance Company, incorporated herein by reference to Post-Effective amendment No. 8 to a Registration Statement on Form
N-4 for ING USA Annuity and Life Insurance Company Separate Account B filed with the Securities and Exchange Commission on December 2, 2005 (File Nos. 333-
33914, 811-05626).

l.	Rule 22c-2 Agreement dated no later than April 16, 2007 and is effective as of October
16, 2007 between Fidelity Distributors Corporation, ING Life Insurance and Annuity
Company, ING National Trust, ING USA Annuity and Life Insurance Company,
ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York,
Security Life of Denver Insurance Company and Systematized Benefits Administrators
Inc., incorporated by reference to Post-Effective Amendment No. 50 to Registration
Statement on Form N-4 (File No. 033-75962), as filed on June 15, 2007.

m.	Letter Agreement dated May 16, 2007 and effective July 2, 2007 between ING USA
Annuity and Life Insurance Company, Variable Insurance Products Fund, Variable
Insurance Products Fund II, Variable Insurance Products Fund III, Variable Insurance
Products Fund V and Fidelity Distributors Corporation, incorporated by reference to
Post-Effective Amendment No. 3 to the Registration Statement on Form N-4 (File No.
333-117260), as filed on October 23, 2007.

	n.	Rule 22c-2 Agreement dated no later than April 16, 2007 and effective as of October
16, 2007, between BlackRock Distributors, Inc., on behalf of and as distributor for the
BlackRock Funds and the Merrill Lynch family of funds and ING Life Insurance and
Annuity Company, ING National Trust, ING USA Annuity and Life Insurance
Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of
New York, Security Life of Denver Insurance Company and Systematized Benefits
Administrators Inc., incorporated by reference to Post-Effective Amendment No. 43 to a Registration Statement on Form N-4 (File No. 333-28755), filed on April 7, 2008,
811-05626).

(9)		Opinion and Consent of Counsel, TO BE FILED BY PRE-EFFECTIVE
AMENDMENT.

(10)		Consent of Independent Registered Public Accounting Firm, TO BE FILED BY PRE-
EFFECTIVE AMENDMENT.

(11)		Not applicable.

(12)		Not applicable.

(13)		Powers of Attorney, see below.

ITEM 25: DIRECTORS AND OFFICERS OF THE DEPOSITOR

Name	Principal Business Address	Position(s) with Depositor
Valerie G. Brown*	5780 Powers Ferry Road	President
Atlanta, GA 30327-4390
Bridget M. Healy*	230 Park Avenue, 13th Floor	Director
New York, NY 10169
Robert G. Leary*	230 Park Avenue	Director
New York, NY 10169
Kathleen A. Murphy*	One Orange Way	Director
Windsor, CT 06095-4774
Thomas J. McInerney*	One Orange Way	Director and Chairman
Windsor, CT 06095-4774
Catherine H. Smith*	One Orange Way	Director and Senior Vice President
Windsor, CT 06095-4774
David A. Wheat*	5780 Powers Ferry Road	Director, Executive Vice President
	Atlanta, GA 30327-4390	and Chief Financial Officer
Steven T. Pierson*	5780 Powers Ferry Road	Senior Vice President and Chief
	Atlanta, GA 30327-4390	Accounting Officer
Boyd G. Combs	5780 Powers Ferry Road	Senior Vice President, Tax
Atlanta, GA 30327-4390
Daniel P. Mulheran, Sr.	20 Washington Avenue South	Senior Vice President
Minneapolis, MN 55401
Stephen J. Preston	1475 Dunwoody Drive	Senior Vice President
West Chester, PA 19380
David S. Pendergrass	5780 Powers Ferry Road	Senior Vice President and Treasurer
Atlanta, GA 30327-4390
Michel G. Perreault	1475 Dunwoody Drive	Senior Vice President and
	West Chester, PA 19380	Appointed Actuary

Name	Principal Business Address	Position(s) with Depositor
Spencer T. Shell	5780 Powers Ferry Road	Vice President, Assistant Treasurer
	Atlanta, GA 30327-4390	and Assistant Secretary
Linda E. Senker	1475 Dunwoody Drive	Vice President and Chief
	West Chester, PA 19380	Compliance Officer
Joy M. Benner	20 Washington Avenue South	Secretary
Minneapolis, MN 55401

*Principal delegated legal authority to execute this registration statement pursuant to Powers of Attorney.

ITEM 26: PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE
DEPOSITOR OR REGISTRANT

Incorporated herein by reference to Item 26 in Post-Effective Amendment No. 53 to Registration
Statement on Form N-4 for Variable Annuity Account C of ING Life Insurance and Annuity Company
(File No. 333-01107), as filed with the Securities and Exchange Commission on August 18, 2008.

ITEM 27: NUMBER OF CONTRACT OWNERS

As of August 31, 2008, there are 0 qualified contract owners and 0 non-qualified contract owners.

ITEM 28: INDEMNIFICATION

ING USA shall indemnify (including therein the prepayment of expenses) any person who is or was a director, officer or employee, or who is or was serving at the request of ING USA as a director, officer or employee of another corporation, partnership, joint venture, trust or other enterprise for expenses
(including attorney’s fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him with respect to any threatened, pending or completed action, suit or proceedings against him by reason of the fact that he is or was such a director, officer or employee to the extent and in the manner permitted by law.

ING USA may also, to the extent permitted by law, indemnify any other person who is or was serving
ING USA in any capacity. The Board of Directors shall have the power and authority to determine who may be indemnified under this paragraph and to what extent (not to exceed the extent provided in the above paragraph) any such person may be indemnified.

A corporation may procure indemnification insurance on behalf of an individual who is or was a director of the corporation. ING America Insurance Holdings, Inc. maintains a Professional Liability umbrella insurance policy issued by an international insurer. The policy covers ING America Insurance Holdings,
Inc. and any company in which ING America Insurance Holdings, Inc. has a controlling interest of 50% or more. This would encompass the principal underwriter as well as the depositor. Additionally, the parent company of ING America Insurance Holdings, Inc., ING Groep N.V., maintains an excess umbrella cover with limits in excess of $125,000,000. The policy provides for the following types of coverage: errors and omissions/professional liability, directors and officers, employment practices, fiduciary and fidelity.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the Registrant, as provided above or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification by the Depositor is against public policy, as expressed in the Securities Act of 1933, and therefore may be unenforceable. In the event that a claim of such indemnification (except insofar as it provides for the payment by the
Depositor of expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted against the Depositor by such director, officer or controlling person and the SEC is still of the same opinion, the Depositor or Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by the Depositor is against public policy as expressed by the Securities Act of 1933 and will be governed by the final adjudication of such issue.

ITEM 29: PRINCIPAL UNDERWRITER

(a) At present, Directed Services LLC, the Registrant’s Distributor, serves as principal underwriter for all contracts issued by ING USA Annuity and Life Insurance Company. Directed Services LLC is the
principal underwriter for Separate Account A, Separate Account B, ING USA Separate Account EQ,
ReliaStar Life Insurance Company of New York Separate Account NY-B, Alger Separate Account A of
ING USA and the ING Investors Trust.

(b) The following information is furnished with respect to the principal officers and directors of
Directed Services LLC, the Registrant’s Distributor. The principal business address for each officer and director following is 1475 Dunwoody Drive, West Chester, PA 19380-1478, unless otherwise noted.

Names	Principal Business Address	Positions and Offices with Underwriter
A. Bayard Closser		Director and President
Shaun P. Mathews	10 State House Square	Director and Executive Vice President
Hartford, CT 06103
Valerie G. Brown		Director
Kimberly A. Anderson	7337 E Doubletree Ranch Road	Senior Vice President
Scottsdale, AZ 85258
Michael J. Roland	7337 E Doubletree Ranch Road	Senior Vice President
Scottsdale, AZ 85258
Stanley D. Vyner	230 Park Ave 13th Floor	Senior Vice President
New York, NY 10169
Richard E. Gelfand		Chief Financial Officer
Beth G. Shanker	1290 Broadway	Broker Dealer Chief Compliance Officer
Denver, CO 80203
Ernest C’Debaca	7337 E Doubletree Ranch Road	Senior Vice President and Investment
	Scottsdale, AZ 85258	Advisory Chief Compliance Officer
Julius A. Drelick, III	7337 E Doubletree Ranch Road	Vice President
Scottsdale, AZ 85258
William A. Evans	10 State House Square	Vice President
Hartford, CT 06103
Todd R. Modic	7337 E Doubletree Ranch Road	Vice President
Scottsdale, AZ 85258
David S. Pendergrass	7337 E Doubletree Ranch Road	Vice President and Treasurer
Scottsdale, AZ 85258
Spencer T. Shell	5780 Powers Ferry Road	Vice President and Assistant Treasurer
Atlanta, GA 30327-4390
Joy M. Benner	20 Washington Avenue South	Secretary
Minneapolis, MN 55401
Diana R. Cavender	20 Washington Avenue South	Assistant Secretary
Minneapolis, MN 55401
Randall K. Price	20 Washington Avenue South	Assistant Secretary
Minneapolis, MN 55401

Names	Principal Business Address		Positions and Offices with Underwriter
Susan M. Vega	20 Washington Avenue South		Assistant Secretary
Minneapolis, MN 55401
G. Stephen Wastek	7337 E Doubletree Ranch Road,		Assistant Secretary
Scottsdale, AZ 85258
Bruce Kuennen			Attorney-in-Fact

(c)
2007 Net
Underwriting
Name of Principal	Discounts and	Compensation	Brokerage
Underwriter	Commission	on Redemption	Commissions	Compensation
Directed Services LLC	$553,818,186	$0	$0	$0

ITEM 30: LOCATION OF ACCOUNTS AND RECORDS

All accounts, books and other documents required to be maintained by Section 31(a) of the 1940 Act and the rules under it relating to the securities described in and issued under this Registration Statement are maintained by the Depositor and located at: 909 Locust Street, Des Moines, Iowa 50309, 1475 Dunwoody
Drive, West Chester, PA 19380 and at 5780 Powers Ferry Road, N.W., Atlanta, GA 30327-4390.

ITEM 31: MANAGEMENT SERVICES

None.

ITEM 32: UNDERTAKINGS

(a) Registrant hereby undertakes to file a post-effective amendment to this registration statement as frequently as it is necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old so long as payments under the variable annuity contracts may be accepted;

(b) Registrant hereby undertakes to include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional
Information, or (2) a post card or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information; and

(c) Registrant hereby undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request.

REPRESENTATIONS

1. The account meets the definition of a “separate account” under federal securities laws.

2. ING USA Annuity and Life Insurance Company hereby represents that the fees and charges deducted under the Contract described in the Prospectus, in the aggregate, are reasonable in relation to the services rendered, the expenses to be incurred and the risks assumed by the Company.

SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant,
ING USA Annuity and Life Insurance Company Separate Account B, has duly caused this Registration
Statement to be signed on its behalf in the City of West Chester, Commonwealth of Pennsylvania, on
the 22nd day of September, 2008.

SEPARATE ACCOUNT B
(Registrant)

By:	ING USA ANNUITY AND LIFE INSURANCE
COMPANY
(Depositor)

By:	/s/ Valerie G. Brown
Valerie G. Brown
President (principal executive officer)

As required by the Securities Act of 1933, and the Investment Company Act of 1940, this Registration
Statement has been signed by the following persons in the capacities and on September 22, 2008. Each person whose signature appears below hereby constitutes and appoints, John S. (Scott) Kreighbaum,
Julie E. Rockmore and Michael Pignatella, and each of them individually, such person’s true and lawful attorneys and agents with full power of substitution and resubstitution for him or her and in his or her name, place and stead, in any and all capacities, to sign for such person and in such person’s name and capacity indicated below, any and all amendments to this Registration Statement, hereby ratifying and confirming such person’s signature as it may be signed by said attorneys to any and all amendments
(pre-effective and post-effective amendments).

Signatures	Titles

/s/ Valerie G. Brown	President
Valerie G. Brown	(principal executive officer)

Senior Vice President and Chief Accounting
/s/ Steven T. Pierson	Officer
Steven T. Pierson

DIRECTORS

Director, Executive Vice President and
/s/ David A. Wheat	Chief Financial Officer
David A. Wheat

/s/ Bridget M. Healy	Director
Bridget M. Healy

/s/ Robert G. Leary	Director
Robert G. Leary

/s/ Thomas J. McInerney	Director and Chairman
Thomas J. McInerney

Signatures	Titles

/s/ Kathleen A. Murphy	Director
Kathleen A. Murphy

/s/ Catherine H. Smith	Director and Senior Vice President
Catherine H. Smith

EXHIBIT INDEX
ITEM	EXHIBIT	PAGE #
(4)(a)	Flexible Premium Deferred Variable Annuity Contract (IU-IA-4000)	EX-99.B4A
(4)(b)	Market Value Adjustment Fixed Interest Account Endorsement (IU-	EX-99.B4B
RA-4004)
(4)(c)	Minimum Guaranteed Income Benefit Rider (IU-RA-4009)	EX-99.B4C
(4)(d)	Earnings Multiplier Death Benefit Rider (IU-RA-4005)	EX-99.B4D
(4)(e)	Guaranteed Standard Death Benefit and Transfer Rider (IU-RA-4006)	EX-99.B4E
(4)(f)	Guaranteed Ratchet Death Benefit and Transfer Rider (IU-RA-4007)	EX-99.B4F
(4)(g)	Guaranteed Combination Death Benefit and Transfer Rider (IU-RA-	EX-99.B4G
4008)